xstrata

[redacted]

08005281

Securities and Exchange Commission
Filing Desk
Room 1004, Mail Stop 1 - 4
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

SEC
Mail Processing
Section
OCT 07 2008
Washington, DC
101

SUPPL

Monday, October 06, 2008

Xstrata file number 82-34660

Please find attached all company announcement released by Xstrata during the months of July, August and September 2008. Further please find our Half Yearly Report 2008.

Yours sincerely,

B. Mattenberger

Brigitte Mattenberger
Corporate Affairs

PROCESSED
OCT 15 2008
THOMSON REUTERS

Xstrata (Schweiz) AG Bahnhofstrasse 2 PO Box 102 CH-6301 Zug Switzerland
Tel +41 41 726 6070 Fax +41 41 726 6089 www.xstrata.com

xstrata
coal

MEDIA RELEASE

Xstrata Coal commits to Port Alma pre-feasibility study

Sydney – 2 July 2008, Xstrata Coal ("Xstrata") today confirmed it has agreed to commence a detailed pre-feasibility study to investigate the development and operation of the proposed Port Alma Coal Exporting Terminal ("Port Alma") in Queensland, Australia.

Xstrata recently completed its review of the draft Port Alma concept report, which highlighted the possibilities of developing a coal terminal of at least 20 Mtpa capacity.

The pre-feasibility study will commence in early July 2008, to be completed by 30 June 2009. An environmental assessment will be conducted during the pre-feasibility phase.

"We are very pleased to be working with the Gladstone Port Corporation to consider the feasibility of developing Port Alma to meet the increasing infrastructure needs of the state of Queensland," said Peter Freyberg, Chief Executive Xstrata Coal.

"As global demand for coal continues to increase, Xstrata is taking a leading role in exploring new opportunities to expand Australia's export capacity."

The pre-feasibility study will include geotechnical investigations, hydrographic survey work and sedimentation studies. Xstrata will also conduct an analysis of the development of an additional two berths for the handling of products other than coal.

Expenditure on the pre-feasibility study is expected to be approximately AUD $4 million.

END

For further media information:

James Rickards
Communications Manager
Xstrata Coal
Phone: 07 3115 5382
Mobile: 0419 731 371
Email: jrickards@xstratacoal.com

xstrata copper

Xstrata File
Number 82-34660

NEWS RELEASE

XSTRATA COPPER ANNOUNCES NEW GENERAL MANAGER OF MINERA ALUMBRERA

Buenos Aires, 2 July 2008

Xstrata Copper announces the appointment of Roberto Darouiche as General Manager of Minera Alumbrera following the decision of Jorge Montaldi to leave the role for personal reasons, effective from 4 July 2008. Mr Montaldi will continue to work with Minera Alumbrera in an advisory capacity.

Xstrata Copper Chief Executive Charlie Sartain commented:

"I would like to express my sincere appreciation for Jorge Montaldi's substantial contribution to Minera Alumbrera over many years and especially during the past 21 months as Minera Alumbrera's General Manager and an important member of Xstrata Copper's senior management team.

"I would also like to congratulate Roberto Darouiche on his appointment as General Manager Minera Alumbrera. Roberto brings with him extensive senior management experience both at Minera Alumbrera and in Australia where he has held management roles at the Mount Isa and Ernest Henry mining operations.

"I am confident Roberto will continue to provide strong leadership to the Alumbrera division."

ends

Xstrata contacts

Emily Russell		Julian Rooney	
Telephone	+56 2 4782204	Telephone	+54 11 4316 8322
Mobile	+56 9 78879487	Mobile	+54 911 4415 1285
Email	erussell@xstratacopper.cl	Email	jrooney@xstratacopper.com.ar

Notes for editors

ROBERTO DAROUICHE – BIOGRAPHICAL DETAILS

Born in La Rioja, Argentina, Roberto Darouiche joined Minera Alumbrera in April 1997 as Senior Safety Advisor. His extensive experience in the mining industry includes several senior positions at Minera Alumbrera and at Xstrata Copper's Ernest Henry and Mount Isa Mines operations in Queensland, Australia. Prior to his new appointment as General Manager in July 2008, Roberto held the post of Manager Administration and Logistics at Minera Alumbrera.

Before joining Minera Alumbrera, Roberto held various posts as an Engineer in the construction sector both in Argentina and abroad. He holds a degree in Civil Engineering from the National University of Tucumán and a Masters in Business Administration from the Catholic University of Valparaíso (Chile) and the Tucumán Foundation.

JORGE MONTALDI – BIOGRAPHICAL DETAILS

Jorge Montaldi joined Minera Alumbrera in July 1997 and has held a number of different roles in the operation, including Operations & Maintenance, Environment, Safety & Training and Provincial Affairs. At the end of 2005,

Jorge was appointed Manager Administration & Logistics before being appointed to the post of General Manager Minera Alumbrera in October 2006.

Prior to joining Minera Alumbrera, Jorge held other engineering positions in the petroleum and automotive industries. Jorge holds a Bachelor in Mechanical Engineering from the National University of Tucumán, Argentina, and completed a postgraduate course in Human Resources at Belgrano University in Buenos Aires.

ABOUT MINERA ALUMBRERA

Bajo de la Alumbrera is a copper-gold mine located in northwest Argentina's Catamarca province. Minera Alumbrera has the right to mine the Bajo de la Alumbrera deposit under a joint venture with Yacimientos Mineros de Aguas de Dionisio (YMAD), which holds the title to the deposit. YMAD is a statutory corporation composed of the Catamarca Provincial Government and the National Tucumán University and is entitled to 20% of Minera Alumbrera's net proceeds.

Xstrata Copper manages and has a 50% controlling interest in Minera Alumbrera while Canadian companies Goldcorp and Yamana Gold own the remaining 37.5% and 12.5% respectively.

ABOUT XSTRATA COPPER

Headquartered in Brisbane, Xstrata Copper is one of the commodity business units within the major global diversified mining group Xstrata plc. Its operations and projects span eight countries: Australia, Argentina, Chile, Peru, Canada, the USA, the Philippines and Papua New Guinea. Its operations are administered by five separate divisions, based close to the mining operations, namely the North Queensland, Minera Alumbrera, North Chile, Southern Peru and Canada divisions. It also has a recycling business (Xstrata Recycling) with plants in the United States and offices in Canada and Asia.

Xstrata Copper is the fourth largest global copper producer with annual attributable production capacity of over one million tonnes.

ABOUT XSTRATA PLC

Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with additional exposures to platinum group metals, gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, New Caledonia, Norway, Papua New Guinea, Peru, the Philippines, South Africa, Spain, Tanzania, the USA and the UK. Xstrata employs approximately 56,000 people, including contractors.

Xstrata File
Number 82-34660

xstrata

PURCHASE OF SHARES BY BATISS INVESTMENTS

Zug, 4 July 2008

Xstrata plc ("Xstrata") announces that it was advised by Batiss Investments Limited ("Batiss") yesterday that on 03 July 2008 Batiss purchased 925,000 ordinary shares of US$0.50 each in Xstrata at an average price per share of 3632.3806 pence, through Xstrata's Equity Capital Management Programme. The purchase represents approximately 0.09 per cent. of Xstrata's issued ordinary share capital and brings the total number of shares held by Batiss to 10,235,000 ordinary shares in Xstrata or 1.04 per cent. of Xstrata's issued ordinary share capital.

Ends

Xstrata contacts

Richard Elliston		Claire Divver	
Telephone	+44 20 7968 2885	Telephone	+44 20 7968 2871
Mobile	+44 7759 924 576	Mobile	+44 7785 964 340
Email	relliston@xstrata.com	Email	cdivver@xstrata.com

PURCHASE OF SHARES BY BATISS INVESTMENTS

Zug, 7 July 2008

Xstrata plc ("Xstrata") announces that it was advised by Batiss Investments Limited ("Batiss") on Friday, 4 July 2008 Batiss purchased 615,000 ordinary shares of US$0.50 each in Xstrata at an average price per share of 3727.1311 pence, through Xstrata's Equity Capital Management Programme. The purchase represents approximately 0.06 per cent. of Xstrata's issued ordinary share capital and brings the total number of shares held by Batiss to 10,850,000 ordinary shares in Xstrata or 1.109 per cent. of Xstrata's issued ordinary share capital.

Ends

Xstrata contacts

Richard Elliston
Telephone +44 20 7968 2885
Mobile +44 7759 924 576
Email relliston@xstrata.com

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cdivver@xstrata.com

xstrata

PURCHASE OF SHARES BY BATISS INVESTMENTS

Zug, 8 July 2008

Xstrata plc ("Xstrata") announces that it was advised by Batiss Investments Limited ("Batiss") on Monday, 7th July 2008 Batiss purchased 900,000 ordinary shares of US$0.50 each in Xstrata at an average price per share of 3747.4258 pence, through Xstrata's Equity Capital Management Programme. The purchase represents approximately 0.09 per cent. of Xstrata's issued ordinary share capital and brings the total number of shares held by Batiss to 11,750,000 ordinary shares in Xstrata or 1.2 per cent. of Xstrata's issued ordinary share capital.

Ends

Xstrata contacts

Richard Elliston
Telephone +44 20 7968 2885
Mobile +44 7759 924 576
Email relliston@xstrata.com

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cdivver@xstrata.com

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (IN WHOLE OR IN PART) IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

xstrata

NEWS RELEASE

Zug, 6 August 2008

PROPOSED CASH OFFER FOR LONMIN PLC ("LONMIN") OF £33.00 PER SHARE

Highlights

- Proposed offer represents a cash premium of 42 per cent. to Lonmin's share price of £23.19 at the close of business on Tuesday 5 August
- Opportunity for Lonmin shareholders to realise significant cash premium at a time of ongoing operational challenges
- Proposed offer price fully and fairly values Lonmin's asset base and growth pipeline, while recognising the inherent risks, time and investment required to restore production to previous levels
- South African based platinum mining, smelting and refining expertise, successful track record and unique synergies position Xstrata to turn around Lonmin's operations
- Transaction accelerates Xstrata's platinum growth strategy and would establish Xstrata as the third largest producer of platinum with further earnings diversification
- Xstrata has acquired 8.03% of Lonmin's issued share capital
- No expected regulatory or competition impediments to the proposed offer

Xstrata plc ("Xstrata" or the "Group") announces a proposed cash offer for Lonmin of £33.00 for each Lonmin share, valuing Lonmin's issued share capital at approximately £5 billion ($10 billion). The proposed offer price represents a premium of 42 per cent.

to Lonmin's share price of £23.19 as at the close of business on 5 August 2008. Xstrata has acquired 12,557,467 Lonmin shares, representing 8.03 per cent. of Lonmin's issued share capital.

Xstrata's proposed offer for Lonmin, the world's third largest platinum producer, reflects the Group's long-stated intention to develop a world-class platinum business. Over the last two years, Xstrata Alloys has successfully established a platform in the platinum market through the Mototolo joint venture with Anglo Platinum, the acquisition of Eland in 2007 and the subsequent rapid development of the Elandsfontein mine and concentrator. In a further step, Xstrata and Nkwe/Genorah today announced a new development joint venture which provides Xstrata with a 50% option over five highly prospective properties in the Eastern Limb of the Bushveld complex in South Africa.

Lonmin's operations and growth projects are located in the Bushveld complex in South Africa, a country which accounts for approximately 77% of global platinum supply. Lonmin's operations are fully integrated from mine to market and benefit from a substantial resource base with a published life of mine in excess of 30 years and further growth potential. Lonmin's principal asset, the Marikana complex, is located some 10 kilometres from Xstrata Alloys' Wonderkop complex and within 40 kilometres of Xstrata Alloys' head office.

The performance of the Lonmin business has been impacted by numerous operational difficulties over the past two years, including:

- underperformance of mining operations due to the challenges presented by a rapid mechanisation strategy. This has resulted in inadequate reserve development and below budget production at a time of robust platinum prices;
- erratic processing performance due to inconsistencies in ore feed and smelter failures;
- a complex and enlarged management structure, dissociated from the operational teams in South Africa; and
- a significant loss of experienced operating personnel.

Lonmin's operations have consistently underperformed its own forecasts on expected platinum sales and have been subject to a declining sales and production profile at a time of robust prices. Current guidance of 765,000 to 770,000 ounces of platinum for the year to 30 September 2008 is 15% lower than the initial guidance provided for this period of 900,000 ounces and represents the fourth downward revision in this financial year. This indicates an anticipated 18% decline in sales of platinum from the levels achieved two years ago of 939,654 ounces in the twelve months to 30 September 2006, reflecting ongoing unexpected operational difficulties and lower than anticipated production.

These issues have not been resolved. Xstrata believes that Lonmin's operations are attractive, but that a significant transformation of operating and management practices is required to return Lonmin to its former growth trajectory over time.

Xstrata believes it is uniquely positioned to realise the full potential of Lonmin's long life and high quality but underperforming asset portfolio. Xstrata's ferro-alloys business unit, Xstrata Alloys, has an excellent operational track record in building and operating similar operations in close proximity to Lonmin's core operations and has developed significant and relevant technical mining and smelting skills through its South African

chrome business. Xstrata Alloys' chrome operations mine the same Bushveld geological complex as the South African platinum industry with an industry-leading cost profile and use similar smelting technology. Through the development of Xstrata's growing platinum business, this expertise has been supplemented with specific operational platinum group metal (PGM) management and skills.

Further relevant expertise is available to Xstrata through its proprietary technology business, Xstrata Technology Services, with direct experience in resolving operational issues at platinum and base metals concentrator, smelting and refining operations, including the supply of proprietary IsaMill fine grinding technology to the platinum industry. Xstrata Nickel has also developed extensive PGM processing expertise at its Nikkelverk refinery in Norway and currently refines over 500,000 ounces of PGMs per annum.

Xstrata's significant technical expertise and the proximity of Xstrata's existing PGM and chrome assets with Lonmin's core operations substantially reduce the risks inherent in any acquisition of this complexity.

Furthermore, a combination with Lonmin would enhance power optionality across Xstrata's portfolio of South African assets and increase the availability of chrome-rich UG2 tailings (the waste product of platinum mining), providing an additional low-cost source of feed for Xstrata's chrome smelters.

Mick Davis, Xstrata plc Chief Executive, commented:
"Today's announcement marks the next step in our strategy to develop a significant platinum business and add further scale and diversification to our portfolio. An unrivalled combination of operational synergies, relevant experience and skills and a track record of turning around underperforming operations to create value, position Xstrata as the natural owner of the Lonmin assets.

"Xstrata's proposed offer will provide Lonmin shareholders with an opportunity to realise a cash premium for their investment, which fully and fairly values Lonmin's operations and growth potential, while acknowledging the risks, time and investment involved in a turnaround of this scale and nature.

"Our proven devolved management structure, which empowers operational management and removes the burden of overhead, together with our detailed understanding of the significant operational and management changes that are required, give me great confidence that Xstrata is ideally placed to unlock the unrealised potential of Lonmin's extensive resource base and growth potential.

"Xstrata has an established history of successfully operating in South Africa and we currently employ over 25,000 South Africans at our coal, ferro-alloys and platinum operations. Since our initial public offering in 2002, Xstrata has invested over ZAR33 billion ($4.2 billion) in the country through the development of new and existing operations, significant community investment and fiscal contributions. We look forward to investing in Lonmin's underperforming operations to realise growth, create value and secure the long-term viability of these assets, in partnership with Lonmin employees, Lonmin's well-established partner Incwala, provincial and national authorities and local communities."

Xstrata expects to fund its proposed offer for Lonmin through cash at hand and bank debt. The announcement of a firm intention to make an offer is subject only to the finalisation of the bank debt necessary to implement the offer. Xstrata reserves the

right to waive this pre-condition. Xstrata does not expect any impediments to securing the necessary financing or any material regulatory impediments to the proposed offer. Relevant documentation is expected to be filed with anti-trust and other regulatory bodies as soon as possible. Any offer will be subject to standard terms and conditions and obtaining the relevant regulatory clearances, including in the Republic of South Africa (which may be structured as a pre-condition to making the offer). Xstrata does not expect the proposed offer to be subject to Xstrata shareholder approval. The proposed offer would be made by Xstrata or a wholly-owned subsidiary of Xstrata.

This announcement does not amount to a firm intention to make an offer. Any proposal is at an early stage and there can be no certainty that any offer will ultimately be made, even if the above pre-condition is waived. Deutsche Bank is acting as joint financial adviser and broker to Xstrata and Macquarie is acting as joint financial adviser to Xstrata.

If, and to the extent that, a dividend or dividends are paid or become payable to shareholders of Lonmin (1) in respect of the financial year ending 30 September 2008 in excess of US$0.59 per share to be paid on 8 August 2008 and US$0.66 per share as a final (or second interim) dividend or (2) in respect of the financial year ending 30 September 2009 in excess of US$0.66 per share, then Xstrata shall have the right, as an alternative to lapsing any offer for the non fulfilment of its conditions, to reduce the consideration for each Lonmin share by an amount equal to the excess.

Xstrata will hold an analyst and investment market presentation in respect of Xstrata plc half-yearly results to 30 June 2008 and the proposed offer for Lonmin at 9.30am British Summer Time today (Wednesday, 6 August) at the Business and Media Centre, London Stock Exchange, 10 Paternoster Square, London, EC4M 7LS. The presentation slides and a live and recorded webcast will be available from www.xstrata.com. Telephone dial in details (listen only) for the presentation are as follows:

Toll Free UK and Switzerland: 00800 2467 8700
Toll Free Australia: 1 800 005 903
Toll Free USA: 1 866 291 4166
ROW: +44 20 7107 0611 or +41 91 610 5600

An audio replay of the analyst and investment market presentation will be available for 48 hours following the presentation from the following dial in numbers:

UK: +44 20 7108 6233
US toll free: +1 1866 416 2558
Australia: 1 800 220 860
ROW: +41 91 612 4330
Passcode: 15314#

A further investment market conference call will be held at 16.30 British Summer Time (11.30 EST); dial in details are as follows:

Toll Free UK: 0808 109 0700
Toll Free USA: 1 866 966 5336
Toll Free South Africa: 0800 980 524

Ends

Xstrata contacts

Xstrata
Claire Divver
Telephone: +44 20 7968 2871
Mobile: +44 7785 964 340
Email: cdivver@xstrata.com

Aura Financial
Michael Oke
Telephone: +44 20 7321 0033
Mobile: +44 7834 368299

Investors and analysts
Hanré Rossouw
Telephone: +44 20 7968 2820
Mobile: +44 7879 455 885
Email: hrossouw@xstrata.com

Deutsche Bank
Brett Olsher
Nigel Robinson
Charlie Foreman (Corporate Broking)
Telephone: +44 20 7545 8000

Notes to editors

About Xstrata
Xstrata is a global diversified mining group, listed on the London and SWX Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with a growing platinum group metals business, additional exposures to gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, New Caledonia, Norway, Papua New Guinea, Peru, the Philippines, South Africa, Spain, Tanzania, the USA and the UK. Xstrata employs approximately 56,000 people, including contractors.

In 2007, Xstrata invested over US$102 million in total in initiatives to support the communities associated with our operations globally. In the same year, over ZAR162 million (US$23 million) was invested in South Africa to support communities in the areas of health, education, community development, enterprise development and art/culture.

Lonmin owns approximately 21 per cent. of the issued share capital of Platmin Limited, a Canadian company with listings on both the Toronto Stock Exchange and on the AIM Market operated by London Stock Exchange plc. Platmin Limited's principal activity is to explore, and work towards the development of, PGM deposits in South Africa. Xstrata does not intend to make an offer to acquire shares in Platmin Limited, and is not required to do so under the applicable Canadian provincial take-over rules.

Deutsche Bank AG is authorised under German Banking Law (competent authority: BaFin - Federal Financial Supervising Authority) and with respect to UK commodity derivatives business by the Financial Services Authority; and is regulated by the Financial Services Authority for the conduct of UK business. Deutsche Bank AG is acting exclusively for Xstrata and no-one else in connection with the proposed offer and will not be responsible to anyone other than Xstrata for providing the protections afforded to clients of Deutsche Bank AG nor for providing advice in relation to the proposed offer or any matter referred to in this announcement.

Macquarie Capital (Europe) Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Xstrata and no-one else in connection with the proposed offer and will not be responsible to any person other than Xstrata for providing the protections afforded to clients of Macquarie Capital (Europe) Limited nor for providing advice in relation to the proposed offer or any matter referred to in this announcement.

Notice to US holders of Lonmin shares

Any offer will be made for the securities of a UK company and will be subject to UK disclosure requirements, which are different from those of the United States. The financial information included in this announcement has been prepared in accordance with International Financial Reporting Standards and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States. Any offer will be made in the United States pursuant to applicable US tender offer rules and otherwise in accordance with the requirements of the City Code. Accordingly, any offer will be subject to disclosure and other procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments that are different from those applicable under US domestic tender offer procedures and law.

It may be difficult for US holders of Lonmin shares to enforce their rights and any claim arising out of the US federal securities laws, since Xstrata and Lonmin are located in a non-US jurisdiction, and some or all of their officers and directors may be residents of a non-US jurisdiction. US holders of Neor shares may not be able to sue a non-US company or its officers or directors in a non-US court for violations of the US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court's judgement.

In accordance with normal UK practice and pursuant to exemptive relief from the US Securities and Exchange Commission, Xstrata or its nominees, or its brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, Lonmin shares outside the United States, other than pursuant to any offer, before or during the period in which any offer remains open for acceptance. Also, in accordance with Rule 14e-5(b) of the US Exchange Act, Deutsche Bank will continue to act as an exempt market maker in Lonmin shares on the London Stock Exchange. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required in the UK, will be reported to a Regulatory Information Service of the UK Listing Authority and will be available on the London Stock Exchange website, www.londonstockexchange.com.

Forward-looking statements

This announcement contains statements which are, or may be deemed to be, "forward-looking statements" which are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as "plans", "expects" or "does not expect", "is expected", "is subject to", "budget", "scheduled",

"estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Xstrata to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. Important factors that could cause actual results, performance or achievements of Xstrata to differ materially from the expectations of Xstrata include, among other things, general business and economic conditions globally, commodity price volatility, industry trends, competition, changes in government and other regulation, including in relation to the environment, health and safety and taxation, labour relations and work stoppages, changes in political and economic stability, disruptions in business operations due to reorganisation activities (whether or not Lonmin is acquired), interest rate and currency fluctuations, the failure to satisfy any conditions for any possible offer on a timely basis or at all, the failure to obtain financing for an offer for Lonmin on commercially acceptable terms or at all, the failure to satisfy the conditions of any actual offer for Lonmin if and when made (including approvals or clearances from regulatory and other agencies and bodies) on a timely basis or at all, the failure to acquire all of the issued share capital of Lonmin on a timely basis or at all, the inability to successfully integrate Lonmin's operations and programmes with those of Xstrata if and when Lonmin is acquired, incurring and/or experiencing unanticipated costs and/or delays or difficulties relating to integration of Lonmin if and when Lonmin is acquired. Such forward-looking statements should therefore be construed in light of such factors.

Neither Xstrata, nor any of its associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur. You are cautioned not to place undue reliance on these forward-looking statements.

Other than in accordance with its legal or regulatory obligations (including under the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Services Authority), Xstrata is not under any obligation and Xstrata expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Not a profit forecast

No statement in this announcement is intended as a profit forecast and no statement in this announcement should be interpreted to mean that earnings per Xstrata or Lonmin ordinary share for the current or future financial years would necessarily match or exceed the historical published earnings per Xstrata or Lonmin ordinary share.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Lonmin, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Lonmin, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Lonmin by Xstrata or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

xstrata
coal

News Release

XSTRATA COAL TO DEVELOP MANGOOLA COAL OPEN CUT

Sydney, 6 August 2008 - Xstrata Coal today announces it has secured Xstrata plc Board approval to proceed with the AUD1.1 billion ($1.0 billion) development of the Mangoola Coal open cut thermal coal mine near Muswellbrook, New South Wales, Australia. Xstrata Coal acquired the Mangoola project from Centennial Coal in October 2007.

The Mangoola Coal mine will produce up to 10.5 million tonnes per year of run of mine (ROM) of both export and domestic quality thermal coal with an expected mine life of 18 years.

Mangoola Coal will generate over AUD35 million ($33 million) per annum for the NSW State Government through coal royalties and provide significant support to local infrastructure, employment and training projects through a Memorandum of Understanding with Muswellbrook Shire Council.

The construction of the mine will create around 400 new jobs, with an expected 300 employees required for the ongoing operation of the site. A further 700 employment opportunities will be created indirectly as a result of the development.

"The Mangoola Coal operation will be a significant addition to our rapidly expanding New South Wales thermal portfolio. Today's approval ensures Xstrata Coal will continue to be an industry leader in meeting the increasing global demands for quality Australian export thermal coal," said Peter Freyberg, Xstrata Coal Chief Executive.

"Xstrata Coal is the largest producer of export coal in New South Wales, with a proven history of successful project development. We have the technical skills, experience and senior management in place to deliver projects on time and on budget, as demonstrated by the recent completion of our Liddell and Glendell open cut projects."

At each stage of the Mangoola Coal project, Xstrata Coal will implement detailed environmental management processes to address energy conservation, air quality, noise and vibration, water resources, and any potential impacts to flora and fauna.

Mangoola Coal will produce coal for both the export and domestic markets in a 80:20 ratio over the life of the mine. An agreement for the first 12 years of domestic production is in place with Macquarie Generation (Bayswater and Liddell power stations). Export output will range between 6 million tonnes and 7 million tonnes per

annum. All product coal will be transported by rail from the mine site to either Macquarie Generation or the port of Newcastle.

Major construction works will commence upon the issuance of the mining lease. Development consents and other approvals have been received.

ENDS

For further media information:

James Rickards
Communications Manager
Phone: 02 9253 6789
Mobile: 0419 731 371
Email: jrickards@xstratacoal.com

Notes to editors

About Mangoola Coal

Mangoola Coal is owned by Xstrata Mangoola Pty Limited, a wholly owned subsidiary of Xstrata Coal Pty Limited. Xstrata purchased the Mangoola Coal operation (formerly known as Anvil Hill) from Centennial Coal Company Limited for A$425 million, subject to certain adjustments, in September 2007. The Mangoola Coal mine will be located about 20 kilometres west of Muswellbrook and about 10 kilometres north of Denman in the Upper Hunter Valley.

About Xstrata Coal

Xstrata Coal is the world's largest exporter of thermal coal and one of the largest producers of hard coking coal. Headquartered in Sydney, Xstrata Coal has interests in more than 30 operating coal mines throughout Australia, South Africa and the Americas.

xstrata

PURCHASE OF SHARES BY BATISS INVESTMENTS

Zug, 9 July 2008

Xstrata plc ("Xstrata") announces that it was advised by Batiss Investments Limited ("Batiss") on Tuesday, 8 July 2008 that Batiss purchased 1,300,000 ordinary shares of US$0.50 each in Xstrata at an average price per share of 3688.9576 pence, through Xstrata's Equity Capital Management Programme. The purchase represents approximately 0.13 per cent. of Xstrata's issued ordinary share capital and brings the total number of shares held by Batiss to 13,050,000 ordinary shares in Xstrata or 1.33 per cent. of Xstrata's issued ordinary share capital.

Ends

Xstrata contacts

Richard Elliston
Telephone +44 20 7968 2885
Mobile +44 7759 924 576
Email relliston@xstrata.com

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cdivver@xstrata.com

xstrata

PURCHASE OF SHARES BY BATISS INVESTMENTS

Zug, 10 July 2008

Xstrata plc ("Xstrata") announces that it was advised by Batiss Investments Limited ("Batiss") on Wednesday 9 July 2008 that Batiss purchased 700,000 ordinary shares of US$0.50 each in Xstrata at an average price per share of 3770.8458 pence, through Xstrata's Equity Capital Management Programme. The purchase represents approximately 0.07 per cent. of Xstrata's issued ordinary share capital and brings the total number of shares held by Batiss to 13,750,000 ordinary shares in Xstrata or 1.4 per cent. of Xstrata's issued ordinary share capital.

Ends

Xstrata contacts

Richard Elliston
Telephone +44 20 7968 2885
Mobile +44 7759 924 576
Email relliston@xstrata.com

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cdivver@xstrata.com

xstrata

PURCHASE OF SHARES BY BATISS INVESTMENTS

Zug, 11 July 2008

Xstrata plc ("Xstrata") announces that it was advised by Batiss Investments Limited ("Batiss") on Thursday 10 July 2008 that Batiss purchased 1,125,000 ordinary shares of US$0.50 each in Xstrata at an average price per share of 3829.0453 pence, through Xstrata's Equity Capital Management Programme. The purchase represents approximately 0.12 per cent. of Xstrata's issued ordinary share capital and brings the total number of shares held by Batiss to 14,875,000 ordinary shares in Xstrata or 1.52 per cent. of Xstrata's issued ordinary share capital.

Ends

Xstrata contacts

Richard Elliston		Claire Divver	
Telephone	+44 20 7968 2885	Telephone	+44 20 7968 2871
Mobile	+44 7759 924 576	Mobile	+44 7785 964 340
Email	relliston@xstrata.com	Email	cdivver@xstrata.com

Xstrata File
Number 82-34660

teckcominco

xstrata
zinc

JOINT NEWS RELEASE

LENNARD SHELF OPERATION CEASES PRODUCTION

Madrid and Vancouver, 14 July 2008

Teck Cominco Limited (TSX: TCK.A and TCK.B, NYSE:TCK) and Xstrata Zinc today announce the closure of the joint venture Lennard Shelf Pillara mine in Western Australia. Operations are expected to cease by early August.

The Pillara mine has become uneconomic, primarily due to the sharp decline in zinc and lead prices compounded by the appreciation in the Australian dollar. Higher energy and labour costs and lower than planned production have also contributed to rendering the project uneconomic. The decision to start Lennard Shelf was made in 2006 and production commenced in early 2007. In the period to 31 December 2007, the operation produced 42,100 tonnes of zinc metal and 12,400 tonnes of lead metal.

Orderly mining of drilled and broken ore stocks will be undertaken from today until the cessation of milling operations. Mine development and exploration work has been suspended. All existing contracts will be terminated and employees will be provided with appropriate support.

Dewatering of the Pillara mine will be discontinued following de-commissioning and the plant and surface facilities will be placed on care and maintenance until a decision on the long term future of the assets and tenements is taken.

The closure is not expected to have a material impact on earnings for either company.

Ends

For further information contact:

Teck Cominco Limited
Greg Waller
Telephone +1-604-685-3005
Email greg.waller@teckcominco.com

Xstrata
Claire Divver
Telephone +44 20 7968 2871
Email cdivver@xstrata.com

Xstrata Zinc Australia
Patrick Collins
Mobile +61 4 23 842 994
Email pcollins@xstratazinc.com.au

Notes to editors

About Lennard Shelf

Lennard Shelf is a 50/50 Joint Venture with Teck Cominco and Xstrata, located in the Kimberley region of Western Australia. The reopening of the Pillara mine and milling operations was announced in April 2006 with a projected mine life at that time of 3 to 4 years. Approximately 300 employees and contractors are currently employed at the Pillara mine and mill and Derby port facilities.

About Teck Cominco

Teck is a diversified mining company, headquartered in Vancouver, Canada. Shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. The company is a significant producer of copper, zinc, metallurgical coal and specialty metals, and has interests in several oil sands development assets. Further information can be found at www.teckcominco.com.

About Xstrata Zinc

Headquartered in Madrid, Spain, Xstrata Zinc is one of the world's largest producers of zinc and one of the commodity business units within the major global diversified mining group Xstrata plc. Xstrata's zinc and lead operations and exploration projects are located in Australia, Canada, Germany, Peru, Spain and the United Kingdom. Further information can be found at www.xstrata.com.

xstrata

REGULATORY ANNOUNCEMENT

PURCHASE OF SHARES BY BATISS INVESTMENTS

Zug, 17 July 2008

Xstrata plc ("Xstrata") announces that it was advised by Batiss Investments Limited ("Batiss") on Wednesday 16 July 2008 that Batiss purchased 500,000 ordinary shares of US$0.50 each in Xstrata at an average price per share of 3,563.49 pence, through Xstrata's Equity Capital Management Programme.

The purchase represents approximately 0.05 per cent. of Xstrata's issued ordinary share capital and brings the total number of shares held by Batiss to 15,375,000 ordinary shares in Xstrata or 1.57 per cent. of Xstrata's issued ordinary share capital.

Ends

Xstrata contacts

Richard Elliston
Telephone +44 20 7968 2885
Mobile +44 7759 924 576
Email relliston@xstrata.com

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cdivver@xstrata.com

Xstrata File
Number 82-34660

xstrata

REGULATORY ANNOUNCEMENT

PURCHASE OF SHARES BY BATISS INVESTMENTS

Zug, 18 July 2008

Xstrata plc ("Xstrata") announces that it was advised by Batiss Investments Limited ("Batiss") on Thursday 17 July 2008 that Batiss purchased 500,000 ordinary shares of US$0.50 each in Xstrata at an average price per share of 3502.6843 pence, through Xstrata's Equity Capital Management Programme.

The purchase represents approximately 0.05 per cent. of Xstrata's issued ordinary share capital and brings the total number of shares held by Batiss to 15,875,000 ordinary shares in Xstrata or 1.62 per cent. of Xstrata's issued ordinary share capital.

Ends

Xstrata contacts

Richard Elliston		Claire Divver	
Telephone	+44 20 7968 2885	Telephone	+44 20 7968 2871
Mobile	+44 7759 924 576	Mobile	+44 7785 964 340
Email	relliston@xstrata.com	Email	cdivver@xstrata.com

xstrata

REGULATORY ANNOUNCEMENT

PURCHASE OF SHARES BY BATISS INVESTMENTS

Zug, 21 July 2008

Xstrata plc ("Xstrata") announces that it was advised by Batiss Investments Limited ("Batiss") on Friday 18 July 2008 that Batiss purchased 355,000 ordinary shares of US$0.50 each in Xstrata at an average price per share of 3,367.89 pence, through Xstrata's Equity Capital Management Programme.

The purchase represents approximately 0.04 per cent. of Xstrata's issued ordinary share capital and brings the total number of shares held by Batiss to 16,230,000 ordinary shares in Xstrata or 1.66 per cent. of Xstrata's issued ordinary share capital.

Ends

Xstrata contacts

Richard Elliston		Claire Divver	
Telephone	+44 20 7968 2885	Telephone	+44 20 7968 2871
Mobile	+44 7759 924 576	Mobile	+44 7785 964 340
Email	relliston@xstrata.com	Email	cdivver@xstrata.com

xstrata

NEWS RELEASE

XSTRATA SUBSIDIARY XSTRATA CANADA CORPORATION DECLARES PREFERRED SHARE DIVIDENDS

Toronto, July 25, 2008

Xstrata plc subsidiary, Xstrata Canada Corporation ("XCC"), has declared the following preferred share dividends:

Name of XCC Security	Trading Symbol	Dividend Amount Per Share	Record Date	Payable Date
Preferred Shares, Series 3	FAL.PR.B	Cdn$0.2863	August 15, 2008	September 2, 2008
Preferred Shares, Series 3	FAL.PR.B.	Cdn.$0.2863	November 14, 2008	December 1, 2008

On February 21, 2007, the Parliament of Canada enacted amendments to the *Income Tax Act* (Canada) which are intended to reduce the personal tax rate on "eligible dividends" paid after 2005. XCC hereby notifies its holders of preferred shares that the full amounts of the dividends to be paid on the Series 3 Preferred shares set out above are designated as eligible dividends for purposes of these amendments and any applicable corresponding provincial provisions.

Xstrata Contact

Stephen K. Young
Telephone +1 416 775 1556
Email syoung@xstratanickel.ca

Xstrata File
Number 82-34660

xstrata

PRODUCTION REPORT FOR SIX MONTHS ENDED 30 JUNE 2008

Zug, 30 July 2008

Highlights:

- Record first half production of ferrochrome, platinum, semi-soft and coking coal, refined nickel, zinc in concentrate and lead in concentrate
- Coal production recovered strongly from adverse weather conditions in Queensland, Australia and in South Africa in the first quarter, which impacted all open pit coal producers
- Electricity to South African operations continues to be restricted to 90% of normal supply, constraining production growth in ferrochrome and vanadium and, to a lesser extent, South African thermal coal
- Copper, coal, nickel and zinc production accelerated in the second quarter compared to the first quarter, with further significant volume growth expected in the second half
- A number of key growth projects were successfully completed and contributed to volume growth in key commodities, including:
  - expansion of the Mount Owen coal handling and preparation plant and commissioning of the new Southstock 5-seam underground mine
  - ramp up of the first phase of the Elandsfontein platinum mine and PGM concentrator in South Africa, which reached steady state production ahead of schedule
  - ramp up of the low-cost Lion ferrochrome smelting complex and Bokamoso pelletising plant
- Several projects currently in execution will start to deliver growth from the second half of the year, including:
  - commissioning of the Sinclair nickel mine in Western Australia and the Perseverance zinc mine in Canada
  - completion of the new Liddell coal handling and preparation plant
  - expansions to the Lomas Bayas copper mine and Altonorte smelter in Chile and the McArthur River Mine zinc-lead open-pit and concentrator in the Northern Territory, Australia
  - ramp up of the Mount Isa zinc-lead concentrator expansion to increase annual capacity to 8 million tonnes and augment metal production by 30% year-on-year
  - continued ramp up of the 32 million tonnes per annum expansion to Cerrejón coal mine in Colombia
- Successful integration of the recently acquired Resource Pacific, Jubilee and Tahmoor operations contributed to first half production growth and will provide meaningful future growth
- Significantly stronger second half performance expected across the portfolio on the back of higher grades at a number of copper and nickel operations, the resolution of one-off operational issues and the contribution of recently acquired and newly commissioned operations.

Xstrata File
Number 82-34660

Xstrata Alloys

Chrome volumes increased by 3% in the first half of 2008 compared to the same period last year, a new six month production record. This was achieved as a result of the ramp up of the new Lion smelter and the full 6 month contribution from previously idled capacity, which was gradually returned to production during the first half of 2007. The full benefit of additional capacity was partially offset by planned and extended furnace shutdowns in response to reduced electricity supply from Eskom (South Africa's power utility), as part of a national energy shortage in South Africa. Reduced power supply also impacted vanadium volumes, which fell by 25% compared to the same period in 2007.

Platinum volumes increased by 198% reflecting the ramp up of the Elandsfontein mine acquired through the Eland Platinum transaction in the fourth quarter of 2007.

Chrome

	Six months to 30.06.08	Six months to 30.06.07	Year ended 31.12.07
Attributable* saleable production (kt)	**615**	598	1,219

* Including Xstrata's 79.5% share of the Xstrata-Merafe Chrome Venture

Vanadium

	Six months to 30.06.08	Six months to 30.06.07	Year ended 31.12.07
Consolidated* saleable production			
Ferrovanadium (k kg)	**1,528**	2,055	4,280
Vanadium pentoxide (k lb)	**6,927**	9,249	18,870

* Consolidated 100%

Platinum

	Six months to 30.06.08	Six months to 30.06.07	Year ended 31.12.07
Consolidated* saleable production (oz)			
Platinum	**64,518**	21,619	57,303
Palladium	**30,625**	12,773	32,618
Rhodium	**8,056**	3,684	9,294

* Consolidated 100% of Eland and 50% of Mototolo

Xstrata File
Number 82-34660

Xstrata Coal

Total consolidated production volumes increased by 4% to 40 million tonnes during the first half of 2008, due to higher volumes of semi-soft and coking coal, up 22% and 39% respectively over the first half of 2007, and stable thermal coal production.

The New South Wales operations prioritised higher-margin semi-soft coal production at the expense of growth in thermal coal production. Semi-soft production also benefited from the inclusion of the recent Resource Pacific acquisition. Lower thermal coal production in New South Wales was offset by improved operational performance at Cerrejón in Colombia, as the operation ramps up to an annual run rate of 32 million tonnes per annum. Thermal coal production in Queensland and South Africa recovered well from heavy rainfall in both regions and South African power outages, with production remaining consistent with the prior period.

Despite extreme storms in Queensland, coking coal production was boosted by improved performance from the Oaky Creek longwalls and the inclusion of the recently acquired Tahmoor operation in New South Wales.

(million tonnes)	**Six months to 30.06.08**	Six months to 30.06.07	Year ended 31.12.07
Total consolidated production	**39.6**	38.1	82.8
Total thermal coal	**33.1**	33.1	69.6
Australian thermal	**16.9**	17.4	35.0
South African thermal*	**11.0**	11.0	24.7
Americas thermal	**5.2**	4.7	9.9
Total coking coal (Australia)	**3.2**	2.3	6.8
Total semi-soft coking (Australia)	**3.3**	2.7	6.4

* For production reporting DTJV is included for the first six months. For financial reporting DTJV will be excluded from Xstrata Coal's ex-mine results as a result of the DTJV re-structuring announced on 3 March 2008

Xstrata File
Number 82-34660

Xstrata Copper

Total mined copper production remained at a similar level to the first half of 2007. Volumes were significantly higher at Ernest Henry Mine due to higher head grades and at Collahuasi, where production in the comparable period of 2007 was impacted by a shutdown of the main SAG mill. At Antamina the mine plan moved into a section of higher copper grade ore which boosted production despite lower milling rates resulting from operational difficulties with the SAG mill.

The benefit of improved performance at these operations was offset by lower volumes at Minera Alumbrera, Tintaya and Lomas Bayas. At Alumbrera, lower mining rates caused by lower grades and increased haulage distances were compounded by the processing of oxidised stockpiles with consequent lower recoveries. Production at Tintaya was constrained by lower grades, the treatment of high clay content ores and adverse weather. At Lomas Bayas, production was affected by conveyor system failures and acid supply issues.

Gold production increased by 3% due to higher grades at Ernest Henry, partially offset by lower volumes from Alumbrera.

	Six months to 30.06.08	Six months to 30.06.07	Year ended 31.12.07
Argentina – Alumbrera*			
Material mined (t)	**47,067,883**	57,780,262	109,925,781
Ore mined (t)	**8,457,363**	13,328,046	25,617,080
Copper head grade (%)	**0.45**	0.52	0.56
Gold head grade (g/t)	**0.55**	0.57	0.67
Ore treated (t)	**18,534,333**	19,288,423	38,606,768
Concentrate produced (t)	**268,320**	322,603	697,525
Copper in concentrate (t)	**65,674**	83,447	180,223
Gold in concentrate (oz)	**217,407**	228,832	540,788
Gold in doré (oz)	**28,001**	21,935	74,372
Total gold (oz)	**245,408**	250,767	615,160
Australia - Ernest Henry			
Material mined (t)	**18,527,862**	22,087,316	40,388,117
Ore mined (t)	**7,848,977**	4,195,595	11,547,835
Copper head grade (%)	**1.08**	0.82	0.94
Gold head grade (g/t)	**0.54**	0.41	0.47
Ore treated (t)	**5,656,346**	5,254,823	11,114,286
Concentrate produced (t)	**195,061**	133,794	326,857
Copper in concentrate (t)	**55,739**	39,512	95,846
Gold in concentrate (oz)	**74,024**	49,975	123,305
Australia - Mount Isa			
Ore mined (t)	**2,783,427**	2,768,737	6,008,567
Copper head grade (%)	**2.81**	3.04	3.12
Ore treated (t)	**2,783,426**	2,829,044	6,059,744
Concentrate produced from ore (t)	**272,802**	314,658	679,948
Copper in concentrate from ore (t)	**70,950**	78,452	172,552
Anode copper (t)	**110,733**	113,340	217,907
Refined copper (t)	**119,142**	116,402	231,959

Xstrata File
Number 82-34660

	Six months to 30.06.08	Six months to 30.06.07	Year ended 31.12.07
Canada - Kidd Creek mine copper			
Ore mined (t)	**1,308,572**	1,203,418	2,346,260
Copper head grade (%)	**1.68**	1.95	2.10
Ore treated (t)	**1,263,504**	1,223,162	2,364,603
Concentrate produced (t)	**69,999**	80,197	163,130
Copper in concentrate (t)	**19,488**	22,503	46,615
Copper cathode (t)	**63,768**	60,692	127,784
Canada - Horne			
Concentrate treated (t)	**389,276**	403,608	796,639
Anode copper (t)	**86,582**	85,063	177,289
Canada - CCR Refinery			
Refined copper (t)	**179,503**	164,400	319,552
Chile – Collahuasi**			
Material mined (t)	**36,352,800**	42,455,556	79,982,760
Ore mined (t)	**11,818,840**	13,723,947	27,266,800
Copper head grade (%)	**1.15**	0.93	1.10
Ore milled (t)	**9,456,884**	8,814,901	19,219,139
Concentrate produced (t)	**324,327**	241,494	592,234
Copper in concentrate (t)	**87,347**	70,647	173,303
Copper cathode (t)	**11,124**	12,982	25,593
Chile - Lomas Bayas			
Material mined (t)	**23,303,000**	25,300,000	47,997,375
ROM leach (t)	**12,568,000**	10,818,060	22,441,476
ROM copper grade (%)	**0.22**	0.25	0.25
Heap leach (t)	**6,793,000**	6,252,028	13,098,070
Heap leach copper grade (%)	**0.4**	0.43	0.41
Copper cathode (t)	**28,292**	32,587	61,401
Chile - Altonorte			
Anode copper (t)	**127,339**	141,777	272,846
Peru - Antamina Copper***			
Material mined (t)	**19,720,281**	18,043,594	39,115,169
Ore mined (t)	**6,025,238**	5,688,596	12,337,415
Copper head grade (%)	**1.30**	1.13	1.21
Ore treated (t)	**4,808,492**	5,357,509	10,521,097
Copper concentrate produced (t)	**198,954**	181,848	383,109
Copper in concentrate (t)	**56,908**	52,455	111,347
Peru - Tintaya			
Material mined (t)	**38,773,288**	36,919,900	76,453,827
Ore mined (t)	**3,741,261**	5,588,642	11,766,019
Ore milled (t)	**3,401,373**	3,257,272	6,766,802
Copper grade in ore milled (%)	**1.22**	1.38	1.44
Gold grade in ore milled (g/t)	**0.21**	0.37	0.36
Concentrate produced (t)	**107,389**	115,463	251,094
Copper in concentrate (t)	**32,782**	39,598	83,802
Gold in concentrate (oz)	**12,256**	20,458	38,792
Copper cathode (t)	**12,178**	16,953	35,982
Total mined copper production (t) (contained metal)	**444,269**	449,136	986,663
Total mined gold production (oz) (contained metal)	**331,688**	321,200	777,257
Total copper cathode (t) (from mined and third party material)	**414,007**	404,016	802,271

* 100% consolidated figures
** Xstrata Copper's pro-rata share of Collahuasi (44%)
*** Xstrata Copper's pro-rata share of Antamina (33.75%)

Xstrata Nickel

Despite a stronger second quarter performance, total mined nickel production decreased by 6% in the first half of 2008 compared to the same period last year. Production at the Sudbury and Montcalm operations was impacted by lower grades, reflecting the current transitional phase between existing Sudbury mines, which are nearing their end of life and the commencement of production at the new low-cost Nickel Rim South and Fraser Morgan mines in 2009. Expansion of the Raglan Mine in the Canadian Arctic continues, however severe weather, planned maintenance and lower head grades at the existing operation reduced first half mined nickel production by 16%.

Lower mine feed from the Sudbury operations also impacted nickel in matte production at the Sudbury Smelter, but was partly offset by increased volumes of third party feed. Nikkelverk achieved first-half record production of refined nickel resulting from improved efficiency at the nickel tankhouses.

Xstrata Nickel Australasia (XNA), a new operating division created following the acquisition of Jubilee Mines NL which completed on 22 February 2008, contributed 2,712 tonnes of mined nickel. The integration of the acquisition is proceeding well and work continues to focus on optimising the mine planning schedule and increasing drilling activity to enable production to increase in the second half of 2008.

Despite planned maintenance shutdowns in early 2008, Falcondo achieved a solid production performance of 14,395 tonnes of ferronickel. Significant progress has been made to expedite the studies of a coal conversion project to reduce Falcondo's reliance on crude oil in a high oil price environment.

	Six months to 30.06.08	Six months to 30.06.07	Year ended 31.12.07
North America – Sudbury Operations			
Ore mined (t)	**882,151**	982,712	1,866,022
Nickel head grade (%)	**0.96**	1.06	1.04
Copper head grade (%)	**1.16**	1.12	1.10
Ore treated (t)	**1,033,141**	1,133,752	2,177,105
Nickel in concentrate (t)	**8,533**	10,794	19,757
Nickel in matte (t)	**30,488**	33,535	67,576
Copper in concentrate (t)	**10,785**	11,711	21,853
Copper in matte (t)	**9,245**	11,094	21,978
Cobalt in concentrate (t)	**270**	334	620
Cobalt in matte (t)	**1,190**	1,125	2,498
North America – Montcalm			
Ore mined (t)	**503,896**	476,166	929,251
Nickel head grade (%)	**1.27**	1.37	1.34
Copper head grade (%)	**0.67**	0.69	0.66
Ore treated (t)	**463,491**	464,041	940,853
Nickel in concentrate (t)	**4,748**	5,061	10,140
Copper in concentrate (t)	**2,618**	2,791	5,443
Cobalt in concentrate (t)	**182**	203	404
North America – Raglan			
Ore mined (t)	**686,836**	606,174	1,127,383
Nickel head grade (%)	**2.22**	2.75	2.58
Copper head grade (%)	**0.60**	0.80	0.73
Ore treated (t)	**650,594**	603,266	1,153,582
Nickel in concentrate (t)	**12,339**	14,619	26,059
Copper in concentrate (t)	**3,015**	3,841	6,729
Cobalt in concentrate (t)	**261**	289	523

Xstrata File
Number 82-34660

	Six months to 30.06.08	Six months to 30.06.07	Year ended 31.12.07
Australia – XNA*			
Ore mined (t)	**99,549**	-	-
Nickel head grade (%)	**3.35**	-	-
Ore treated (t)	**96,139**	-	-
Nickel in concentrate (t)	**2,712**	-	-
Copper in concentrate (t)	**104**	-	-
Cobalt in concentrate (t)	**33**	-	-
Dominican Republic – Falcondo**			
Ore mined (t)	**2,090,601**	2,044,362	4,062,530
Nickel head grade (%)	**1.17**	1.16	1.16
Ore treated (t)	**1,326,795**	1,295,791	2,563,961
Nickel in ferronickel (t)	**14,395**	14,749	29,130
Europe – Nikkelverk			
Nickel metal (t)	**43,574**	42,871	87,590
Copper metal (t)	**18,796**	17,969	34,212
Cobalt metal (t)	**1,665**	1,919	3,939
Total mined nickel production (t) (contained metal)	**26,610**	28,349	52,108
Total mined ferronickel production (t) (contained metal)	**14,395**	14,749	29,130
Total mined copper production (t) (contained metal)	**15,215**	17,121	31,425
Total mined cobalt production (t) (contained metal)	**683**	755	1,412

* Consolidated from 31 January 2008
** 100% consolidated figures

Xstrata Zinc

During the first half of 2008, Xstrata Zinc achieved record production of zinc in concentrate. The expansion of the Australian operations and improved productivity increased volumes of zinc concentrate despite slightly lower head grades, offset to some extent by lower production in Canada, following a seismic event at the Brunswick mine in January which sustained minor damage to the operation. Total zinc metal production was marginally lower following the failure of a transformer at the San Juan de Nieva smelter in the first quarter, which offset the benefit of improved recoveries at the Nordenham and Canadian refineries.

Lead in concentrate production increased by 16% to achieve a record six month production. This was realised through recent expansions, higher grades and improved concentrator recoveries at the Australian operations. Lead metal production at the Northfleet refinery was up 23%, primarily due to increased volumes of Mount Isa concentrate.

	Six months to 30.06.08	Six months to 30.06.07	Year ended 31.12.07
Australia – Mount Isa			
Ore mined (t)	**2,891,174**	2,732,429	5,120,651
Zinc head grade (%)	**6.1**	6.5	6.5
Lead head grade (%)	**3.7**	3.3	3.3
Silver head grade (g/t)	**76.9**	69.8	69.1
Ore treated (t)	**2,843,197**	2,789,717	4,986,078
Zinc in concentrate (t)	**128,567**	115,248	226,529
Lead in concentrate (t)	**73,798**	55,586	104,381
Lead in lead/silver bullion (t)	**83,139**	56,669	125,572
Lead in purchased concentrate smelted(t)	**19,349**	8,490	31,560
Silver in crude lead (koz)	**5,263**	3,192	7,533
Silver in purchased concentrate smelted (koz)	**2,357**	1,046	4,042
Australia – McArthur River			
Ore mined (t)	**1,021,473**	817,419	1,961,347
Zinc head grade (%)	**9.0**	10.2	10.2
Lead head grade (%)	**4.4**	4.1	4.2
Ore treated (t)	**1,035,318**	945,837	1,886,627
Zinc in concentrate (t)	**66,562**	70,549	137,737
Lead in concentrate (t)	**18,002**	16,159	33,040
Silver in concentrate (koz)	**607**	597	1,184
Australia – Lennard Shelf*			
Zinc in concentrate (t)	**12,422**	6,458	21,045
Lead in lead concentrate (t)	**3,632**	2,406	6,197
Europe – San Juan de Nieva			
Zinc metal (t)	**223,454**	247,690	478,031
Europe – Nordenham			
Zinc metal (t)	**78,737**	71,920	150,222
Europe – Northfleet			
Mount Isa sourced lead (t)	**71,119**	50,277	111,974
Other lead (t)	**81**	7,432	7,417
Total lead (t)	**71,200**	57,709	119,391
Mount Isa refined silver (koz)	**4,031**	2,331	5,808
Total silver (koz)	**4,031**	2,331	5,808

Xstrata File
Number 82-34660

	Six months to 30.06.08	Six months to 30.06.07	Year ended 31.12.07
North America – Brunswick mine			
Ore mined (t)	**1,675,866**	1,788,195	3,437,265
Zinc head grade (%)	**8.1**	8.1	8.4
Lead head grade (%)	**3.1**	3.1	3.3
Silver head grade (g/t)	**103.3**	102.1	105.0
Ore treated (t)	**1,662,290**	1,768,311	3,411,156
Zinc in zinc concentrate (t)	**107,517**	117,439	230,991
Zinc in bulk concentrate (t)	**8,660**	10,218	20,804
Lead in bulk concentrate (t)	**6,419**	7,927	16,926
Lead in lead concentrate (t)	**25,902**	27,709	53,191
Lead in lead concentrate to smelter (t)	**25,412**	31,174	54,238
Lead in other feeds to smelter (t)	**16,860**	9,199	16,539
Total refined lead (t)	**42,272**	41,824	70,777
Silver in bulk concentrate (koz)	**456**	508	1,094
Silver in lead concentrate to smelter (koz)	**1,307**	1,469	2,643
Silver in other feeds to smelter (koz)	**1,525**	1,329	2,336
Total silver in doré (koz)	**2,780**	2,846	4,979
North America – CEZ refinery **			
Zinc metal (t)	**35,945**	31,549	72,924
North America-Kidd Creek			
Zinc metal (t)	**73,807**	63,329	142,549
Peru - Antamina Zinc***			
Ore mined (t)	**6,025,252**	5,688,593	12,337,415
Zinc head grade (%)	**1.5**	2.1	1.2
Ore treated (t)	**4,808,497**	2,299,722	10,521,090
Zinc in concentrate (t)	**57,050**	57,132	98,449
Total zinc in concentrate production (t)	**380,778**	377,044	735,555
Total zinc metal production (t)	**411,943**	414,488	843,726
Total lead in concentrate production (t)	**127,753**	109,787	213,735
Total lead metal production (t)	**113,472**	99,533	190,168

* Xstrata Zinc's pro-rata share of Lennard Shelf production (50%), closure announced on 14 July 2008
** Xstrata Zinc's pro-rata share of CEZ production (25%)
*** Xstrata Zinc's pro-rata share of Antamina production (33.75%)

Ends

Xstrata contacts:

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cdivver@xstrata.com

Pamela Bell
Telephone +44 20 7968 2822
Mobile +44 7799 626715
Email pbell@xstrata.com

Investors & analysts
Hanré Rossouw
Telephone +44 20 7968 2820
Mobile +44 7879 455 885
Email hrossouw@xstrata.com

Notes to editors

About Xstrata plc

Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with additional exposures to platinum group metals, gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, New Caledonia, Norway, Papua New Guinea, Peru, the Philippines, South Africa, Spain, Tanzania, the USA and the UK. Xstrata employs approximately 56,000 people, including contractors.

xstrata

REGULATORY ANNOUNCEMENT

TOTAL VOTING RIGHTS

Zug, 31 July 2008

In conformity with the FSA's Disclosure and Transparency Rules, Xstrata plc ("Xstrata") hereby announces the following:

Xstrata's issued ordinary share capital consists of 977,670 540 shares of US$0.50 each. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of Xstrata. Xstrata does not hold any ordinary shares in treasury.

The above figure of 977,670 540 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, Xstrata under the FSA's Disclosure and Transparency Rules.

Xstrata contacts

Richard Elliston		Claire Divver	
Telephone	020 7968 2885	Telephone	020 7968 2871
Mobile	07759 924 576	Mobile	07785 964 340
Email	relliston@xstrata.com	Email	cdivver@xstrata.com

www.xstrata.com

ANTAMINA

EXTERNAL NEWS RELEASE

August 1, 2008

COMPAÑIA MINERA ANTAMINA S.A. ANNOUNCES UPDATED RESOURCE ESTIMATE

Compañia Minera Antamina S.A. (Antamina) announced today an updated Mineral Resource estimate for the Antamina deposit. The updated estimate incorporates an additional 105,000 meters of drill core information obtained through diamond drilling campaigns conducted in late 2006 through September 2007.

This new resource estimate represents an increase of approximately 329 million tonnes of ore from the previous resource estimate as of December 31, 2007. The new Mineral Resource has been included in the scope of a pre-feasibility study to evaluate expansion options for Antamina, scheduled for completion by the end of this year.

In Table 1, the revised estimate of Antamina mineral resources is shown, which is inclusive of the reserves as of June 30, 2008. Measured and Indicated resources have increased by 38% and Inferred resources have been increased by 14%.

Table 1: Estimate of Antamina Mineral Resource as at July 1, 2008 (inclusive of reserves)

Classification	Ore (Mtonnes)	Cu (%)	Zn (%)	Ag (g/t)	Mo (%)
Measured Copper Ores	130	0.98	0.16	7.7	0.04
Measured Copper Zinc Ores	56	0.86	1.92	16.9	0.01
Indicated Copper Ores	581	1	0.16	9.3	0.03
Indicated Copper Zinc Ores	170	1.05	1.99	17.5	0.01
Inferred Copper Ores	489	0.83	0.13	9.7	0.02
Inferred Copper Zinc Ores	96	0.86	1.62	15.9	0.01
Total Resource	**1,521**	**0.93**	**0.51**	**10.9**	**0.02**

Table 2: Previous estimate of Antamina Mineral Resource as at January 1, 2008 (inclusive of reserves)

Classification	Ore (Mtonnes)	Cu (%)	Zn (%)	Ag (g/t)	Mo (%)
Measured Copper Ores	78	0.91	0.17	7.3	0.04
Measured Copper Zinc Ores	44	0.85	2.32	17.8	0.02
Indicated Copper Ores	415	1.04	0.15	9.5	0.03
Indicated Copper Zinc Ores	143	1.11	2.54	18	0.01
Inferred Copper Ores	470	0.93	0.1	11.8	0.03
Inferred Copper Zinc Ores	43	0.91	1.97	18.1	0.01
Total Resource	**1,192**	**0.98**	**0.56**	**11.9**	**0.03**

The following tables show the Resource Estimate exclusive of reserves.

Table 3. Estimate of Antamina Mineral Resource as at July 1, 2008 (exclusive of reserves)

Classification	Ore (Mtonnes)	Cu (%)	Zn (%)	Ag (g/t)	Mo (%)
Measured Copper Ores	91	0.9	0.14	7.12	0.04
Measured Copper Zinc Ores	31	0.67	1.01	12.57	0.01
Indicated Copper Ores	328	0.92	0.17	8.93	0.02
Indicated Copper Zinc Ores	85	0.96	1.32	15.92	0.01
Inferred Copper Ores	489	0.83	0.13	9.7	0.02
Inferred Copper Zinc Ores	96	0.86	1.62	15.9	0.01
Total Resources	**1,119**	**0.87**	**0.39**	**10.4**	**0.02**

Table 4: Previous estimate of Antamina Mineral Resource as at January 1, 2008 (exclusive of reserves)

Classification	Ore (Mtonnes)	Cu (%)	Zn (%)	Ag (g/t)	Mo (%)
Measured Copper Mineral	32	0.5	0.13	4.8	0.04
Measured Copper Zinc Mineral	16	0.47	0.87	9.7	0.04
Indicated Copper Mineral	158	0.94	0.15	9.1	0.03
Indicated Copper Zinc Mineral	56	1.06	2.33	16.2	0.01
Inferred Copper Mineral	470	0.93	0.1	11.8	0.02
Inferred Copper Zinc Mineral	43	0.91	1.97	18.1	0.01
Total Resources	**774**	**0.91**	**0.39**	**11.6**	**0.02**

Antamina continues with pit optimization activities that will result in the publication of revised reserves later this year, and continues to drill the ore body in an effort to expand the resource and increase the quality of available information within the recently developed resource shell.

Compañía Minera Antamina is a joint venture company held indirectly as to 33.75% by BHP Billiton Ltd., 33.75% by Xstrata Copper, 22.5% by Teck Cominco Limited and 10% by Mitsubishi Corporation.

The information in the report to which this statement is attached that relates to Mineral Resources is based on information compiled by Jhon Espinoza, who is a Member of The Australasian Institute of Mining and Metallurgy. Jhon Espinoza is a full-time employee of the Compañia Minera Antamina, the operating entity of Antamina. Jhon Espinoza has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves'. Jhon Espinoza consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

For additional information, please contact:

Gonzalo Quijandría, Corporate Affairs Manager.

Telephone: 511-217-3092 Fax: 511-217-3095

Email: gquijandria@antamina.com

MOUNT ISA
MINES

Media Release

XSTRATA WELCOMES NEW AMBIENT AIR MONITOR

Mount Isa, Friday 1 August 2008

Xstrata Mount Isa Mines has welcomed any new air monitoring initiatives that complement our existing comprehensive world class air monitoring system in Mount Isa.

"Mount Isa has the most extensive air quality monitoring system of any city in Australia and we support any additional steps that increase public confidence in environmental reporting," said Xstrata Copper North Queensland Chief Operating Officer, Steve de Kruijff.

"Xstrata has a network of environmental monitoring systems in the Mount Isa community and we consistently report well below the Queensland EPA limit of 1.5 micrograms per cubic metre for lead in air levels.

"We continue to monitor our emissions in line with our licensing conditions and we report those findings to the EPA. We have mutually agreed to monthly reporting on our environmental performance and we are happy to provide this information.

"The monitor to be installed by the Queensland Environmental Protection Agency (EPA) will provide additional information about the level of metals, such as lead, in the air, however it will not be able to identify the origins of the metals.

"We have commissioned the independent *Lead Pathways Study* being conducted by the University of Queensland's Centre for Mined Land Rehabilitation, led by Associate Professor Barry Noller.

"The study will assess the forms of lead from potential sources on-site at our mining operations and possible pathways into the community. The results of this study will be made public.

"Since taking over Mount Isa Mines in mid-2003, we have spent over $200 million on more than 80 environmental initiatives. We have also established a Smelter Emissions Project to further improve emissions captured from both the lead and copper smelters."

Ends

Xstrata Contacts

Sue Sara
General Manager Corporate Affairs Queensland
Telephone +61 7 3295 7535
Mobile +61 7 411 206 090

Melanie Edgar
Manager Community Relations NQ
Telephone +61 7 4744 2832
Mobile +61 423 820 701

Email suesara@xstrata.com.au Email medgar@xstratacopper.com.au

ABOUT XSTRATA PLC

Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with additional exposures to platinum group metals, gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, New Caledonia, Norway, Papua New Guinea, Peru, the Philippines, South Africa, Spain, Tanzania, the USA and the UK. Xstrata employs approximately 56,000 people, including contractors.

ABOUT XSTRATA COPPER

Headquartered in Brisbane, Xstrata Copper is one of the commodity business units within the major global diversified mining group Xstrata plc. Its operations and projects span eight countries: Australia, Argentina, Chile, Peru, Canada, the USA, the Philippines and Papua New Guinea. Its operations are administered by five separate divisions, based close to the mining operations, namely the North Queensland, Minera Alumbrera, North Chile, Southern Peru and Canada divisions. It also has a recycling business (Xstrata Recycling) with plants in the United States and offices in Canada and Asia.

Xstrata Copper is the fourth largest global copper producer with annual attributable production capacity of over one million tonnes.

ABOUT XSTRATA ZINC

Headquartered in Madrid, Spain, Xstrata Zinc is one of the world's largest producers of zinc and one of the commodity business units within the major global diversified mining group Xstrata plc. Xstrata's zinc and lead operations and exploration projects are located in Australia, Canada, Germany, Peru, Spain and the United Kingdom.

Xstrata Zinc's operations in Spain comprise the San Juan de Nieva zinc smelter and the Arnao zinc semis plant in Asturias, and the Hinojedo roasting plant in Cantabria.
In Australia, operations comprise the Mount Isa, George Fisher underground and Black Star open cut zinc lead mines, zinc lead concentrator, lead smelter and Bowen Coke Works in north Queensland; 75% of the Lady Loretta zinc lead deposit in north-west Queensland; the McArthur River open pit zinc lead mine, processing and port operations in the Northern Territory; and 50% of the Lennard Shelf underground zinc lead mine and processing operations in Western Australia.

In Canada, operations and exploration projects include the Brunswick zinc-lead mine and lead smelter in New Brunswick; 25% of the CEZ zinc smelter near Montreal; and the Perseverance zinc deposit in Quebec. Xstrata Zinc also operates the Nordenham zinc smelter in northern Germany; the Northfleet lead refinery in the United Kingdom; and owns 33.75% of the Antamina mine in Peru.

Around half of all zinc currently consumed is used for galvanizing steel, which is an environmentally friendly method of protecting steel against corrosion. Zinc also finds application in the manufacture of die-cast alloys, brass and the production of zinc oxides and chemicals.

Xstrata File
Number 82-34660

xstrata
coal

News Release

XSTRATA COAL TO DEVELOP MANGOOLA COAL OPEN CUT

Sydney, 6 August 2008 - Xstrata Coal today announces it has secured Xstrata plc Board approval to proceed with the AUD1.1 billion ($1.0 billion) development of the Mangoola Coal open cut thermal coal mine near Muswellbrook, New South Wales, Australia. Xstrata Coal acquired the Mangoola project from Centennial Coal in October 2007.

The Mangoola Coal mine will produce up to 10.5 million tonnes per year of run of mine (ROM) of both export and domestic quality thermal coal with an expected mine life of 18 years.

Mangoola Coal will generate over AUD35 million ($33 million) per annum for the NSW State Government through coal royalties and provide significant support to local infrastructure, employment and training projects through a Memorandum of Understanding with Muswellbrook Shire Council.

The construction of the mine will create around 400 new jobs, with an expected 300 employees required for the ongoing operation of the site. A further 700 employment opportunities will be created indirectly as a result of the development.

"The Mangoola Coal operation will be a significant addition to our rapidly expanding New South Wales thermal portfolio. Today's approval ensures Xstrata Coal will continue to be an industry leader in meeting the increasing global demands for quality Australian export thermal coal," said Peter Freyberg, Xstrata Coal Chief Executive.

"Xstrata Coal is the largest producer of export coal in New South Wales, with a proven history of successful project development. We have the technical skills, experience and senior management in place to deliver projects on time and on budget, as demonstrated by the recent completion of our Liddell and Glendell open cut projects."

At each stage of the Mangoola Coal project, Xstrata Coal will implement detailed environmental management processes to address energy conservation, air quality, noise and vibration, water resources, and any potential impacts to flora and fauna.

Mangoola Coal will produce coal for both the export and domestic markets in a 80:20 ratio over the life of the mine. An agreement for the first 12 years of domestic production is in place with Macquarie Generation (Bayswater and Liddell power stations). Export output will range between 6 million tonnes and 7 million tonnes per annum. All product coal will be transported by rail from the mine site to either Macquarie Generation or the port of Newcastle.

Major construction works will commence upon the issuance of the mining lease. Development consents and other approvals have been received.

ENDS

For further media information:

James Rickards
Communications Manager
Phone: 02 9253 6789
Mobile: 0419 731 371
Email: jrickards@xstratacoal.com

Notes to editors

About Mangoola Coal

Mangoola Coal is owned by Xstrata Mangoola Pty Limited, a wholly owned subsidiary of Xstrata Coal Pty Limited. Xstrata purchased the Mangoola Coal operation (formerly known as Anvil Hill) from Centennial Coal Company Limited for A$425 million, subject to certain adjustments, in September 2007. The Mangoola Coal mine will be located about 20 kilometres west of Muswellbrook and about 10 kilometres north of Denman in the Upper Hunter Valley.

About Xstrata Coal

Xstrata Coal is the world's largest exporter of thermal coal and one of the largest producers of hard coking coal. Headquartered in Sydney, Xstrata Coal has interests in more than 30 operating coal mines throughout Australia, South Africa and the Americas.

NEWS RELEASE

XSTRATA ALLOYS, NKWE PLATINUM AND GENORAH RESOURCES SIGN OPTION AGREEMENT TO DEVELOP EASTERN LIMB PGM PROPERTIES

Johannesburg and Rustenburg, 6 August 2008

Genorah Resources ("Genorah"), Nkwe Platinum Limited ("Nkwe") and Xstrata South Africa ("Xstrata") have signed a binding heads of agreement granting Xstrata an exclusive option (the "Option") to acquire a 50% interest in five PGM properties (collectively the farms Hoepekrantz, Nooitverwacht, Eerste Geluk, Garatouw and De Kom) situated on the Eastern Limb of the Bushveld Igneous Complex ("the Properties"). A valid New Order Prospecting Right has been granted over the Properties by the Department of Minerals and Energy.

Nkwe and Genorah are currently conducting a Bankable Feasibility Study ("BFS") over the Properties and have already delineated a significant resource base of over 20 million PGM ounces, with an independently assessed target mineralisation base of approximately 100 million PGM ounces. The Properties have the potential to achieve an annualised production of one million PGM ounces.

The Option is exercisable following the completion of the Bankable Feasibility Study, expected to be completed by the end of 2009, and is subject to the grant of the necessary regulatory approvals. Simultaneously with the BFS, the parties have undertaken to jointly investigate the feasibility of establishing a downstream smelting and refining business on the Eastern Limb of the Bushveld Igneous Complex. On exercise of the Option, Xstrata will acquire a 50% participation interest in the Properties from Nkwe and Genorah. The parties will form a joint venture, in which Xstrata's interest will be 50%, while Nkwe and Genorah will collectively have an interest in the remaining 50%. Following the exercise of the Option, Xstrata will fund the total development costs of the Properties from mining through to concentrating. The joint venture will extend to any contiguous properties currently (or in the future) under the control of any of the Parties, (over and above the Properties referred to above).

"Nkwe is pleased to have reached this equitable arrangement with Xstrata, in terms of which Xstrata secures potential access to quality assets in the highly prospective Eastern Limb held by Genorah, while Nkwe stands to benefit from Xstrata's technical and commercial expertise to realise its strategy of developing its substantial resource base to produce one million PGM ounces per annum and access the entire value chain from mining through to processing" said Nkwe Chief Executive Officer Maredi Mphahlele."

Xstrata Alloys Chief Executive Peet Nienaber commented;
"This transaction provides Xstrata with entry into the prospective Eastern Limb region and access to a significant, continuous PGM block. The joint development of these properties with Nkwe and Genorah, together with a downstream processing operation, will provide significant

growth in mined production and refining for all partners, helping to establish Nkwe/Genorah as an independent, integrated producer of scale and adding further growth potential to our rapidly developing platinum business."

Ends

Contacts

Xstrata

Songezo Zibi		Claire Diwer	
Telephone	+27 11 250 0064	Telephone	+44 20 7968 2871
Mobile	+27 82 303 8176	Mobile	+44 7785 964340
Email	szibi@xstrata.co.za	Email	cdiwer@xstrata.com

Nkwe Platinum

Staff Sithole		Shammy Luvhengo	
Telephone	+27 11 445 2161	Telephone	+27 11 445 2161
Mobile	+27 79 498 9505	Mobile	+27 84 580 9868
Email	ssithole@nkweplatinum.co.za	Email	sluvhengo@nkweplatinum.co.za

Peter Landau	+44 20 7389 8193
	+44 774 75 77 815
	plandau@nkweplatinum.com

Notes to editors

Xstrata Alloys

Xstrata Alloys is a business unit of Xstrata plc, listed on the London and Swiss stock exchanges. Headquartered in Rustenburg, Xstrata Alloys is one of the largest South African producers of ferrochrome and vanadium and a growing platinum group metals (PGM) business.

Genorah Resources

Genorah is a mineral resources company with a portfolio of mineral rights and a platinum mining subsidiary, Nkwe Platinum (Pty) Ltd.

Nkwe Platinum Limited

Nkwe Platinum Limited ("NKP") is an emerging platinum company targeting mid-level projects incorporated and domiciled in Bermuda and listed on the Australian Stock Exchange ("ASX")

xstrata

NEWS RELEASE

Zug, 6 August 2008

Key Financial Results

$m	Six months to 30.06.08	Six months to 30.06.07	% Change
Revenue*	**16,092**	14,232	13
EBITDA*	**5,694**	5,696	-
EBIT from operations*	**4,759**	4,554†	5
EBIT*	**4,513**	4,680	(4)
Attributable profit*	**2,829**	2,769	2
Attributable profit	**2,753**	3,002	(8)
Earnings per share (basic)*	**$2.95**	$2.89	2
Earnings per share (basic)	**$2.87**	$3.14	(9)
Net debt to net debt plus equity	**34%**	30%	13
Net assets	**28,456**	22,846	25
Net assets per share**	**$29.54**	$23.61	25
Dividends declared and paid per share	**34.0¢**	30.0¢	13
Dividends proposed	**18.0¢**	16.0¢	13

* Excludes discontinued operations and exceptional items
** Excluding own shares
† Excludes one-off benefit of sale of nickel inventory to Glencore of $205m

Highlights

- Record first half production in coking and semi-soft coal, ferrochrome, refined nickel, platinum, zinc in concentrate and lead in concentrate, with significantly stronger volumes expected in second half
- EBITDA of $5.7 billion, in line with the first half 2007 and EBIT from operations up by 5% to $4.8 billion
- Excellent cash cost performance, achieving real cost savings of $166 million, despite unprecedented cost pressures
- Strong operating cash flows of $4.4 billion financed increased expansionary capital expenditure of $1.5 billion to advance Xstrata's organic growth pipeline
- Record thermal coal contract prices of up to $125 per tonne; semi-soft coking coal contracts settled at $258 per tonne, including the benefit of cancelled carryover tonnage at prior year prices

- Major coking coal contracts negotiations substantially complete at a record average price of $362 per tonne, 277% higher than the previous year

- Ferrochrome benchmark prices reached record level of $2.05 per kilogram for the third quarter

- Significantly higher bulk contract settlements and robust outlook for key commodities expected to deliver margin expansion and substantial earnings growth in the remainder of 2008 and into 2009

- Interim dividend increased by 13% to 18¢ per share, reflecting Xstrata's confidence in the outlook for the second half and 2009

- Proposed $10 billion (£5 billion) all-cash offer for Lonmin of £33 per share accelerates Xstrata's strategy to develop a significant platinum business and add further scale and diversification to our portfolio

Mick Davis, Chief Executive Xstrata plc commented: "Xstrata's operations delivered a solid performance in a highly challenging operating environment in the first half of 2008, recording underlying earnings before interest, tax, depreciation and amortisation (EBITDA) of $5.7 billion, in line with the prior period. Cost control remains a key strength and differentiator for Xstrata and I am delighted that despite unprecedented cost pressures, in particular in respect of energy and oil-linked costs, Xstrata's commodity businesses achieved real unit cost savings of $166 million. As a result of Xstrata's cost savings, our commodity businesses mitigated the full impact of mining sector and CPI inflation and contained cost increases to 9% in the first half.

"Strong operational cash flows of $4.4 billion financed increased capital expenditure of $1.5 billion to progress a broad range of organic growth projects across each of the commodity businesses. In total, Xstrata's organic growth pipeline represents over $37 billion of growth projects. The successful realisation of this portfolio will deliver double-digit compound annual growth in coal, copper, platinum and nickel volumes over the next five years.

"Our proposed offer for Lonmin, the world's third largest platinum producer, reflects our long-stated ambition to become a significant platinum producer and follows the development of the Mototolo platinum mine, the acquisition of Eland completed in October last year and today's announcement of a new development joint venture with Nkwe.

"Xstrata's strong exposure to significantly improved thermal, semi-soft and coking coal prices, higher third quarter ferrochrome prices and the continued robust outlook for copper, together with higher grades, improved volumes and new lower cost production from a number of new coal, copper, nickel and zinc operations all position the Group well to enjoy margin expansion and improved profitability from the second half of 2008 and into 2009."

Ends

Xstrata contacts

Xstrata
Claire Divver
Telephone: +44 20 7968 2871
Mobile: +44 7785 964 340
Email: cdivver@xstrata.com

Pamela Bell
Telephone: +44 20 7968 2822
Mobile: +44 7799 626 717

Investors and analysts
Hanré Rossouw
Telephone: +44 20 7968 2820
Mobile: +44 7879 455 885
Email: hrossouw@xstrata.com

Aura Financial
Michael Oke
Telephone: +44 20 7321 0033
Mobile: +44 7834 368299

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (IN WHOLE OR IN PART) IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

xstrata

NEWS RELEASE

Zug, 6 August 2008

PROPOSED CASH OFFER FOR LONMIN PLC ("LONMIN") OF £33.00 PER SHARE

Highlights

- Proposed offer represents a cash premium of 42 per cent. to Lonmin's share price of £23.19 at the close of business on Tuesday 5 August
- Opportunity for Lonmin shareholders to realise significant cash premium at a time of ongoing operational challenges
- Proposed offer price fully and fairly values Lonmin's asset base and growth pipeline, while recognising the inherent risks, time and investment required to restore production to previous levels
- South African based platinum mining, smelting and refining expertise, successful track record and unique synergies position Xstrata to turn around Lonmin's operations
- Transaction accelerates Xstrata's platinum growth strategy and would establish Xstrata as the third largest producer of platinum with further earnings diversification
- Xstrata has acquired 8.03% of Lonmin's issued share capital
- No expected regulatory or competition impediments to the proposed offer

Xstrata plc ("Xstrata" or the "Group") announces a proposed cash offer for Lonmin of £33.00 for each Lonmin share, valuing Lonmin's issued share capital at approximately £5 billion ($10 billion). The proposed offer price represents a premium of 42 per cent.

to Lonmin's share price of £23.19 as at the close of business on 5 August 2008. Xstrata has acquired 12,557,467 Lonmin shares, representing 8.03 per cent. of Lonmin's issued share capital.

Xstrata's proposed offer for Lonmin, the world's third largest platinum producer, reflects the Group's long-stated intention to develop a world-class platinum business. Over the last two years, Xstrata Alloys has successfully established a platform in the platinum market through the Mototolo joint venture with Anglo Platinum, the acquisition of Eland in 2007 and the subsequent rapid development of the Elandsfontein mine and concentrator. In a further step, Xstrata and Nkwe/Genorah today announced a new development joint venture which provides Xstrata with a 50% option over five highly prospective properties in the Eastern Limb of the Bushveld complex in South Africa.

Lonmin's operations and growth projects are located in the Bushveld complex in South Africa, a country which accounts for approximately 77% of global platinum supply. Lonmin's operations are fully integrated from mine to market and benefit from a substantial resource base with a published life of mine in excess of 30 years and further growth potential. Lonmin's principal asset, the Marikana complex, is located some 10 kilometres from Xstrata Alloys' Wonderkop complex and within 40 kilometres of Xstrata Alloys' head office.

The performance of the Lonmin business has been impacted by numerous operational difficulties over the past two years, including:

- underperformance of mining operations due to the challenges presented by a rapid mechanisation strategy. This has resulted in inadequate reserve development and below budget production at a time of robust platinum prices;
- erratic processing performance due to inconsistencies in ore feed and smelter failures;
- a complex and enlarged management structure, dissociated from the operational teams in South Africa; and
- a significant loss of experienced operating personnel.

Lonmin's operations have consistently underperformed its own forecasts on expected platinum sales and have been subject to a declining sales and production profile at a time of robust prices. Current guidance of 765,000 to 770,000 ounces of platinum for the year to 30 September 2008 is 15% lower than the initial guidance provided for this period of 900,000 ounces and represents the fourth downward revision in this financial year. This indicates an anticipated 18% decline in sales of platinum from the levels achieved two years ago of 939,654 ounces in the twelve months to 30 September 2006, reflecting ongoing unexpected operational difficulties and lower than anticipated production.

These issues have not been resolved. Xstrata believes that Lonmin's operations are attractive, but that a significant transformation of operating and management practices is required to return Lonmin to its former growth trajectory over time.

Xstrata believes it is uniquely positioned to realise the full potential of Lonmin's long life and high quality but underperforming asset portfolio. Xstrata's ferro-alloys business unit, Xstrata Alloys, has an excellent operational track record in building and operating similar operations in close proximity to Lonmin's core operations and has developed significant and relevant technical mining and smelting skills through its South African

chrome business. Xstrata Alloys' chrome operations mine the same Bushveld geological complex as the South African platinum industry with an industry-leading cost profile and use similar smelting technology. Through the development of Xstrata's growing platinum business, this expertise has been supplemented with specific operational platinum group metal (PGM) management and skills.

Further relevant expertise is available to Xstrata through its proprietary technology business, Xstrata Technology Services, with direct experience in resolving operational issues at platinum and base metals concentrator, smelting and refining operations, including the supply of proprietary IsaMill fine grinding technology to the platinum industry. Xstrata Nickel has also developed extensive PGM processing expertise at its Nikkelverk refinery in Norway and currently refines over 500,000 ounces of PGMs per annum.

Xstrata's significant technical expertise and the proximity of Xstrata's existing PGM and chrome assets with Lonmin's core operations substantially reduce the risks inherent in any acquisition of this complexity.

Furthermore, a combination with Lonmin would enhance power optionality across Xstrata's portfolio of South African assets and increase the availability of chrome-rich UG2 tailings (the waste product of platinum mining), providing an additional low-cost source of feed for Xstrata's chrome smelters.

Mick Davis, Xstrata plc Chief Executive, commented:
"Today's announcement marks the next step in our strategy to develop a significant platinum business and add further scale and diversification to our portfolio. An unrivalled combination of operational synergies, relevant experience and skills and a track record of turning around underperforming operations to create value, position Xstrata as the natural owner of the Lonmin assets.

"Xstrata's proposed offer will provide Lonmin shareholders with an opportunity to realise a cash premium for their investment, which fully and fairly values Lonmin's operations and growth potential, while acknowledging the risks, time and investment involved in a turnaround of this scale and nature.

"Our proven devolved management structure, which empowers operational management and removes the burden of overhead, together with our detailed understanding of the significant operational and management changes that are required, give me great confidence that Xstrata is ideally placed to unlock the unrealised potential of Lonmin's extensive resource base and growth potential.

"Xstrata has an established history of successfully operating in South Africa and we currently employ over 25,000 South Africans at our coal, ferro-alloys and platinum operations. Since our initial public offering in 2002, Xstrata has invested over ZAR33 billion ($4.2 billion) in the country through the development of new and existing operations, significant community investment and fiscal contributions. We look forward to investing in Lonmin's underperforming operations to realise growth, create value and secure the long-term viability of these assets, in partnership with Lonmin employees, Lonmin's well-established partner Incwala, provincial and national authorities and local communities."

Xstrata expects to fund its proposed offer for Lonmin through cash at hand and bank debt. The announcement of a firm intention to make an offer is subject only to the finalisation of the bank debt necessary to implement the offer. Xstrata reserves the

right to waive this pre-condition. Xstrata does not expect any impediments to securing the necessary financing or any material regulatory impediments to the proposed offer. Relevant documentation is expected to be filed with anti-trust and other regulatory bodies as soon as possible. Any offer will be subject to standard terms and conditions and obtaining the relevant regulatory clearances, including in the Republic of South Africa (which may be structured as a pre-condition to making the offer). Xstrata does not expect the proposed offer to be subject to Xstrata shareholder approval. The proposed offer would be made by Xstrata or a wholly-owned subsidiary of Xstrata.

This announcement does not amount to a firm intention to make an offer. Any proposal is at an early stage and there can be no certainty that any offer will ultimately be made, even if the above pre-condition is waived. Deutsche Bank is acting as joint financial adviser and broker to Xstrata and Macquarie is acting as joint financial adviser to Xstrata.

If, and to the extent that, a dividend or dividends are paid or become payable to shareholders of Lonmin (1) in respect of the financial year ending 30 September 2008 in excess of US$0.59 per share to be paid on 8 August 2008 and US$0.66 per share as a final (or second interim) dividend or (2) in respect of the financial year ending 30 September 2009 in excess of US$0.66 per share, then Xstrata shall have the right, as an alternative to lapsing any offer for the non fulfilment of its conditions, to reduce the consideration for each Lonmin share by an amount equal to the excess.

Xstrata will hold an analyst and investment market presentation in respect of Xstrata plc half-yearly results to 30 June 2008 and the proposed offer for Lonmin at 9.30am British Summer Time today (Wednesday, 6 August) at the Business and Media Centre, London Stock Exchange, 10 Paternoster Square, London, EC4M 7LS. The presentation slides and a live and recorded webcast will be available from www.xstrata.com. Telephone dial in details (listen only) for the presentation are as follows:

Toll Free UK and Switzerland: 00800 2467 8700
Toll Free Australia: 1 800 005 903
Toll Free USA: 1 866 291 4166
ROW: +44 20 7107 0611 or +41 91 610 5600

An audio replay of the analyst and investment market presentation will be available for 48 hours following the presentation from the following dial in numbers:

UK: +44 20 7108 6233
US toll free: +1 1866 416 2558
Australia: 1 800 220 860
ROW: +41 91 612 4330
Passcode: 15314#

A further investment market conference call will be held at 16.30 British Summer Time (11.30 EST); dial in details are as follows:

Toll Free UK: 0808 109 0700
Toll Free USA: 1 866 966 5336
Toll Free South Africa: 0800 980 524

Ends

Xstrata contacts

Xstrata
Claire Divver
Telephone: +44 20 7968 2871
Mobile: +44 7785 964 340
Email: cdivver@xstrata.com

Aura Financial
Michael Oke
Telephone: +44 20 7321 0033
Mobile: +44 7834 368299

Investors and analysts
Hanré Rossouw
Telephone: +44 20 7968 2820
Mobile: +44 7879 455 885
Email: hrossouw@xstrata.com

Deutsche Bank
Brett Olsher
Nigel Robinson
Charlie Foreman (Corporate Broking)
Telephone: +44 20 7545 8000

Notes to editors

About Xstrata

Xstrata is a global diversified mining group, listed on the London and SWX Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with a growing platinum group metals business, additional exposures to gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, New Caledonia, Norway, Papua New Guinea, Peru, the Philippines, South Africa, Spain, Tanzania, the USA and the UK. Xstrata employs approximately 56,000 people, including contractors.

In 2007, Xstrata invested over US$102 million in total in initiatives to support the communities associated with our operations globally. In the same year, over ZAR162 million (US$23 million) was invested in South Africa to support communities in the areas of health, education, community development, enterprise development and art/culture.

Lonmin owns approximately 21 per cent. of the issued share capital of Platmin Limited, a Canadian company with listings on both the Toronto Stock Exchange and on the AIM Market operated by London Stock Exchange plc. Platmin Limited's principal activity is to explore, and work towards the development of, PGM deposits in South Africa. Xstrata does not intend to make an offer to acquire shares in Platmin Limited, and is not required to do so under the applicable Canadian provincial take-over rules.

Deutsche Bank AG is authorised under German Banking Law (competent authority: BaFin - Federal Financial Supervising Authority) and with respect to UK commodity derivatives business by the Financial Services Authority; and is regulated by the Financial Services Authority for the conduct of UK business. Deutsche Bank AG is acting exclusively for Xstrata and no-one else in connection with the proposed offer and will not be responsible to anyone other than Xstrata for providing the protections afforded to clients of Deutsche Bank AG nor for providing advice in relation to the proposed offer or any matter referred to in this announcement.

Macquarie Capital (Europe) Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Xstrata and no-one else in connection with the proposed offer and will not be responsible to any person other than Xstrata for providing the protections afforded to clients of Macquarie Capital (Europe) Limited nor for providing advice in relation to the proposed offer or any matter referred to in this announcement.

Notice to US holders of Lonmin shares

Any offer will be made for the securities of a UK company and will be subject to UK disclosure requirements, which are different from those of the United States. The financial information included in this announcement has been prepared in accordance with International Financial Reporting Standards and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States. Any offer will be made in the United States pursuant to applicable US tender offer rules and otherwise in accordance with the requirements of the City Code. Accordingly, any offer will be subject to disclosure and other procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments that are different from those applicable under US domestic tender offer procedures and law.

It may be difficult for US holders of Lonmin shares to enforce their rights and any claim arising out of the US federal securities laws, since Xstrata and Lonmin are located in a non-US jurisdiction, and some or all of their officers and directors may be residents of a non-US jurisdiction. US holders of Neor shares may not be able to sue a non-US company or its officers or directors in a non-US court for violations of the US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court's judgement.

In accordance with normal UK practice and pursuant to exemptive relief from the US Securities and Exchange Commission, Xstrata or its nominees, or its brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, Lonmin shares outside the United States, other than pursuant to any offer, before or during the period in which any offer remains open for acceptance. Also, in accordance with Rule 14e-5(b) of the US Exchange Act, Deutsche Bank will continue to act as an exempt market maker in Lonmin shares on the London Stock Exchange. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required in the UK, will be reported to a Regulatory Information Service of the UK Listing Authority and will be available on the London Stock Exchange website, www.londonstockexchange.com.

Forward-looking statements

This announcement contains statements which are, or may be deemed to be, "forward-looking statements" which are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as "plans", "expects" or "does not expect", "is expected", "is subject to", "budget", "scheduled",

"estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Xstrata to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. Important factors that could cause actual results, performance or achievements of Xstrata to differ materially from the expectations of Xstrata include, among other things, general business and economic conditions globally, commodity price volatility, industry trends, competition, changes in government and other regulation, including in relation to the environment, health and safety and taxation, labour relations and work stoppages, changes in political and economic stability, disruptions in business operations due to reorganisation activities (whether or not Lonmin is acquired), interest rate and currency fluctuations, the failure to satisfy any conditions for any possible offer on a timely basis or at all, the failure to obtain financing for an offer for Lonmin on commercially acceptable terms or at all, the failure to satisfy the conditions of any actual offer for Lonmin if and when made (including approvals or clearances from regulatory and other agencies and bodies) on a timely basis or at all, the failure to acquire all of the issued share capital of Lonmin on a timely basis or at all, the inability to successfully integrate Lonmin's operations and programmes with those of Xstrata if and when Lonmin is acquired, incurring and/or experiencing unanticipated costs and/or delays or difficulties relating to integration of Lonmin if and when Lonmin is acquired. Such forward-looking statements should therefore be construed in light of such factors.

Neither Xstrata, nor any of its associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur. You are cautioned not to place undue reliance on these forward-looking statements.

Other than in accordance with its legal or regulatory obligations (including under the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Services Authority), Xstrata is not under any obligation and Xstrata expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Not a profit forecast

No statement in this announcement is intended as a profit forecast and no statement in this announcement should be interpreted to mean that earnings per Xstrata or Lonmin ordinary share for the current or future financial years would necessarily match or exceed the historical published earnings per Xstrata or Lonmin ordinary share.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Lonmin, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Lonmin, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Lonmin by Xstrata or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

Not for release, publication or distribution in or into any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction

6 August 2008

xstrata

XSTRATA ACQUISITION OF SHARES IN LONMIN PLC

Further to its announcement concerning a proposed offer earlier today ("the Announcement"), Xstrata plc announces that it has acquired, through a wholly-owned subsidiary, a further 4,147,060 Lonmin plc ("Lonmin") shares, at a price of 3300p per share, representing approximately 2.65% of the existing issued share capital of Lonmin.

As at the time of this announcement, in addition to the Lonmin shares already acquired (as set out in the Announcement), Xstrata is interested in a total of 16,706,483 Lonmin shares, representing approximately 10.68% of the issued share capital of Lonmin.

Xstrata contacts:

		Investors and analysts	
Claire Divver		Hanré Rossouw	
Telephone:	+44 20 7968 2871	Telephone:	+44 20 7968 2820
Mobile:	+44 7785 964 340	Mobile:	+44 7879 455 885
Email:	cdivver@xstrata.com	Email:	hrossouw@xstrata.com

Deutsche Bank
Telephone...... +44 20 7545 8000

Brett Olsher
Nigel Robinson
Charlie Foreman (Corporate Broking)

xstrata copper

NEWS RELEASE

XSTRATA COPPER ANNOUNCES C$121 MILLION INVESTMENT TO EXTEND KIDD MINE

Toronto, Ontario, August 6, 2008

Xstrata Copper announces investment of C$121 million to deepen and extend the life of the underground Kidd Mine located in the Timmins area of Northern Ontario, Canada.

Already the world's deepest copper and zinc mine, the latest project will extend the mining zone at Mine D from 9,100 feet to 9,500 feet, improving the production profile from the mine through the addition of 3.4 million tonnes of ore to the mining plan and extending the mine life by one year to 2017.

Xstrata Copper Canada Chief Operating Officer Claude Ferron said of the investment:

"The investment approval reflects Xstrata Copper's commitment to the sustainability of Kidd Mine and the Timmins community and its business strategy to continually implement improvements to enhance the value of its operations. Our ability to mine safely and efficiently at the current 8,800 level, the commitment of our employees and support of the community were fundamental factors in obtaining the necessary approvals."

"We continue to study the potential to add more reserves at the mine and to further extend its operational life" said Ferron.

Construction is already underway and scheduled for completion by mid 2010, providing approximately 75 additional full-time jobs for the duration of the project.

In 2007, approval was given to extend the mining zone to 9,100 feet and in June 2008 to 9,500 feet for a combined additional investment of C$148 million.

ends

Xstrata Contacts:

Louis-Philippe Gariépy
W: + 1 514 645 2311, ext. 2162
E: lpgariepy@xstratacopper.ca

Emily Russell
W: + 56 2 478 2204
M: + 56 9 8528 1650
E: erussell@xstratacopper.cl

About Kidd Mine

Kidd Mine, located near Timmins in Ontario, Canada, began operations in 1966. It now forms part of the Xstrata Copper Canada division, one of five operating divisions of Xstrata Copper. Together with the Kidd Metallurgical complex, it employs close to 2,200 employees and contractors. The Mine D expansion project was completed in 2006 at a capital cost of C$664 million . The project included the development of the Mine D shaft which extends to 9,889 feet.below surface and established production areas at 8,800 feet. Developed ore reserves now reach to a depth of 9,100 feet. The new $121 million expansion will provide an additional 3.4 million tonnes at a grade of 1.48% copper, 6.22% zinc, 0.28% lead and 80 grams per tonne of silver. The Kidd mine produces annually around 45,000 tonnes of copper and 130,000 tonnes of zinc contained in concentrates, and this latest project will enable the extension of a consistent production profile from the mine and an extension of the mine life to 2017.

About Xstrata Copper

Headquartered in Brisbane, Xstrata Copper is one of the commodity business units within the major global diversified mining group Xstrata plc. Its operations and projects span eight countries: Australia, Argentina, Chile, Peru, Canada, the USA, the Philippines and Papua New Guinea. Its operations are administered by five separate divisions, based close to the mining operations, namely the North Queensland, Minera Alumbrera, North Chile, Southern Peru and Canada divisions. It also has a recycling business (Xstrata Recycling) with plants in the United States and offices in Canada and Asia.

Xstrata Copper is the fourth largest global copper producer with annual attributable production capacity of over one million tonnes.

Regulatory Announcem xstrata

All of our regulatory announcements are formatted for online viewing and printing (RSS feed available).

Form 8.1 Dealings by Offerors, Offeree Companies or thier Associates from themselves or for discretionary clients

FORM 8.1

DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES

FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS

(Rules 8.1(a) and (b)(i) of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Xstrata Zinc BV, a wholly-owned subsidiary of Xstrata plc
Company dealt in	Lonmin Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	USD1 Ordinary Shares
Date of dealing	6 August 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	16,706,481	10.7%	-	
(2) Derivatives (other than options)	-		-	
(3) Options and agreements to purchase/sell	-		-	

Total	16,706,481	10.7%

xstrata

(b) **Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. **DEALINGS** (Note 4)

(a) **Purchases and sales**

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	16,706,481	3300p

(b) **Derivatives transactions (other than options)**

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) **Options transactions in respect of existing securities**

(i) **Writing, selling, purchasing or varying**

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) **Other dealings (including new securities)** (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. **OTHER INFORMATION**

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	7 August 2008
Contact names and telephone numbers	Richard Elliston +44 (020) 7968 2885 Claire Divver +44 (020) 7968 2871
Name of offeree/offeror with which associated	Xstrata plc (or a wholly-owned subsidiary of Xstrata plc)
Specify category and nature of associate status (Note 10)	N/A

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

Number 82-34660

xstrata copper

MEDIA RELEASE

INDOPHIL RESOURCES – NO RIGHT TO MARKET COPPER CONCENTRATE FROM THE TAMPAKAN PROJECT

Brisbane, 10 August 2008

Xstrata Queensland Limited (ABN 69 009 814 019) ("Xstrata") a wholly owned subsidiary of Xstrata plc (LSE: XTA.L, ZSE: XTA.S), refers to its takeover bid for Indophil Resources NL (ASX: IRN.AU) ("Indophil"), one of Xstrata's minority partners in the Tampakan Project.

Indophil's recently released Target's Statement asserts that there is potential for Indophil to control its "share" of copper concentrate produced from the Tampakan Project. Indophil's Target Statement also states that such a proposal has not been discussed in any detail with Xstrata.

Xstrata has raised concerns about these statements with Indophil. In light of certain press commentary which referred to the erroneous statements in the Indophil Target Statement as if they were factual, Xstrata considers that it is necessary to issue this corrective release.

Marketing rights

The rights of Xstrata and Indophil with respect to the Tampakan Project, are set out in a series of agreements between the parties. Those agreements do not confer any right on Indophil to market concentrate produced from the Tampakan Project.

The marketing rights for the Tampakan Project reside in the joint venture company, Sagittarius Mines Inc. Decisions of Sagittarius regarding the marketing of product are controlled by Xstrata. Accordingly, Indophil does not have the right to separately market its "share" of concentrate production without Xstrata's consent. Xstrata has clearly communicated to Indophil on numerous occasions that it does not intend to provide such consent to Indophil or any other Sagittarius shareholder.

ENDS

For further information, please contact:

Xstrata Copper
Sue Sara
Telephone: +61 7 3295 7535
Mobile: +61 7 411 206 090
Email: suesara@xstrata.com.au

Xstrata Group
Claire Divver
Telephone: +44 20 7968 2871
Mobile: +44 7785 964 340
Email: cdivver@xstrata.com

Xstrata Group
Investors and analysts
Hanré Rossouw
Telephone: +44 20 7968 2820
Mobile: +44 7879 455 885
Email: hrossouw@xstrata.com

Deutsche Bank
Alex Cartel
Managing Director
Co-Head Natural Resources Group
Telephone: +61 3 9270 4475
Mobile: +61 407 434 220
Email: alex.cartel@db.com

www.xstrata.com

About the Tampakan copper project
The Tampakan copper project is located on the southern Philippine island of Mindanao, approximately 65 kilometres north of General Santos City. The current project is situated on the boundary of three Provinces – South Cotabato, Sultan Kudarat and Davao Del Sur. The Tampakan copper gold deposit is located in the province of South Cotabato, municipality of Tampakan.

The Tampakan mineral resource is the largest undeveloped copper-gold deposit in South East Asia. The latest mineral resource estimate confirmed 2.2 billion tonnes containing 12.8 million tonnes of copper and 15.2 million ounces of gold at a 0.3% copper cut-off grade.

On 30 March 2007, Xstrata Copper acquired 62.5% of the controlling interest in the Tampakan copper project and assumed management control through its Philippines based affiliate Sagittarius Mines, Inc. **www.smi.com.ph**

About Xstrata Copper
Headquartered in Brisbane, Xstrata Copper is one of the commodity business units within the major global diversified mining group Xstrata plc. Its operations and projects span eight countries: Australia, Argentina, Chile, Peru, Canada, the USA, the Philippines and Papua New Guinea. Its operations are administered by five separate divisions, based close to the mining operations, namely the North Queensland, Minera Alumbrera, North Chile, Southern Peru and Canada divisions. It also has a recycling business (Xstrata Recycling) with plants in the United States and offices in Canada and Asia.

Xstrata Copper is the fourth largest global copper producer with annual attributable production capacity of over one million tonnes.

About Xstrata plc
Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with a growing platinum group metals business, additional exposures to gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, New Caledonia, Norway, Papua New Guinea, Peru, the Philippines, South Africa, Spain, Tanzania, the USA and the UK. Xstrata employs approximately 56,000 people, including contractors.

xstrata nickel

NEWS RELEASE

XSTRATA NICKEL SUSPENDS FALCONDO FERRONICKEL OPERATIONS

Bonao, Dominican Republic, August 19 2008

Falconbridge Dominicana C x A (Falcondo), a nickel mining and processing operation with an annual capacity of 29,000 tonnes of nickel in ferronickel, is temporarily suspending operations as a result of market conditions. This is due to a combination of extremely high oil prices, which represent the majority of the site's costs, and lower nickel prices. The shutdown is anticipated to last for four months, during which time furnace repairs and crucial maintenance activities will be conducted. The suspension will also enable the acceleration of feasibility studies into the energy conversion project, to switch the operation's power source from oil to coal, and the development of the Loma Miranda project, which will provide a new higher-grade mining area for Falcondo and extend the mine life.

"Falcondo has implemented various measures to alleviate the negative impact of record high oil prices on its financial position. These actions have resulted in approximately US$20 million of cost savings," said Ian Pearce, CEO of Xstrata Nickel. "Nonetheless, in the light of current market conditions and the requirement to conduct maintenance and repairs, we have decided to temporarily suspend operations as the best option for the long-term future of Falcondo. Importantly, the suspension will provide us with an opportunity to further advance the energy conversion and Loma Miranda projects, both of which are critical to ensure the long-term future of Falcondo as a stable producer throughout the nickel and oil price cycle. The resumption of activities will be assessed based on market conditions, which are expected to improve towards the end of 2008."

"During this period, in excess of 90% of Falcondo's full-time workforce will be engaged to perform maintenance activities, development of our two major projects, earthworks, mine rehabilitation and reforestation activities, and wherever possible Falcondo employees will be used to replace contractors," said Ernest Mast, President and General Manager of Falcondo. "Falcondo will continue to maintain rural roads, support cultural, sports and other community activities and continue to fund the Falcondo Foundation, which supports local development in health, education, environment and culture. The site will also continue to generate power to help regulate and stabilize the national grid."

Ernest Mast added, "Feasibility studies and development work into the energy conversion project and the Loma Miranda development area, situated 25 kilometres from the Falcondo site, are well advanced. The successful development of these critical projects will reposition Falcondo on the cost curve and secure the long-term economic prosperity of our nickel business in the Dominican Republic."

ends

Xstrata contacts

Xstrata
Claire Divver
Telephone: +44 20 7968 2871
Mobile: +44 7785 964340
Email: cdivver@xstrata.com

Xstrata Nickel
Peter Fuchs
Telephone: +1 416-775-1523
Mobile: +1 416-305-9273
Email: pfuchs@xstratanickel.ca

Falcondo
Luis Rosado
Telephone: +1 809-525-3102 ext. 2596
Mobile: +1 809-545-9807
Email: lrosado@xstratanickel.com.do

Investors & analysts
Hanré Rossouw
Telephone: +44 20 7968 2820
Mobile: +44 7879 455885
Email: hrossouw@xstrata.com

Notes to editors

About Falcondo

Falcondo is a surface mining operation with a workforce of more than 1,800 that has the capacity to produce 29,000 tonnes of nickel contained in ferronickel annually. Ferronickel is a combination of iron and nickel used almost exclusively by the stainless steel industry. The property is situated in the Dominican Republic, in the town of Bonao, 80 kilometres north of Santo Domingo. The facilities include a metallurgical treatment plant, a crude oil refinery and a 200 megawatt thermal power plant. Xstrata owns 85.26% of the outstanding shares of Falcondo.

The Falcondo Foundation, established in1989, is a non-profit foundation designed to encourage development in the areas of health, education, environment and culture. The Falcondo Foundation also enables area residents to plan and carry out development activities by supporting projects related to the preservation and management of natural resources. Since inception, the Foundation has donated approximately US$12 million, reforested more than 500 hectares of land, and complemented the efforts of the Dominican government to improve education by supporting approximately 78,000 students. In 2005, Falcondo received recognition from the Organization of States of America, as one of the "corporate citizens of the Americas" for its community initiatives.

About Xstrata Nickel

Xstrata Nickel, headquartered in Toronto, Canada, is one of Xstrata Group's global commodity businesses, comprising five mines and processing facilities in Ontario and Québec, Canada; a ferronickel mine and processing facility in Bonao, Dominican Republic; a high-grade sulphide mine and processing facility in Western Australia and a refinery in Kristiansand, Norway. Xstrata Nickel has a significant portfolio of growth projects, including Koniambo in New Caledonia, Nickel Rim South in Canada, Kabanga in Tanzania, Araguaia in Brazil and Sinclair in Australia. Xstrata Nickel is the world's fourth largest nickel producer, with annual managed production of more than 116,000 tonnes of refined nickel.

About Xstrata plc

Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with a growing platinum group metals business, additional exposures to gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, New Caledonia, Norway, Papua New Guinea, Peru, the Philippines, South

Africa, Spain, Tanzania, the USA and the UK. Xstrata employs approximately 56,000 people, including contractors.

xstrata copper

NEWS RELEASE

XSTRATA OFFER FOR INDOPHIL TO CLOSE

Brisbane, 21 August 2008

Xstrata Queensland Limited ("Xstrata") today announced that its takeover offer for Indophil Resources NL ("Indophil") will not be extended beyond the scheduled closing time of 7pm (Sydney time) on Friday, 29 August 2008.

Charlie Sartain, Xstrata Copper Chief Executive commented:
"We see no value in remaining involved in a competitive process with the Stanhill Resources/Crosby Consortium ("Stanhill"). In our view, there must be a high degree of uncertainty concerning the financing of the Stanhill bid, particularly in light of the significant future funding obligations and lack of exposure to product for marketing for the Tampakan project that any eventual owner of Indophil Resources faces, together with the fact that Tampakan will not generate cash for several years.

"Our decision to not further extend our cash offer for Indophil beyond August 29 underlines our disciplined approach to acquisitions. In our position as the majority owner and operator of the Tampakan project we remain fully committed to developing Tampakan in a manner that is consistent with Xstrata's industry-leading approach to responsible social and environmental management."

Any acceptances received from Indophil shareholders after the close of the offer will be invalid.

Ends

Contacts

Xstrata Group
Claire Divver
Telephone: +44 20 7968 2871
Mobile: +44 7785 964 340
Email: cdivver@xstrata.com

Xstrata Group
Investors and analysts
Hanré Rossouw
Telephone: +44 20 7968 2820
Mobile: +44 7879 455 885
Email: hrossouw@xstrata.com

Xstrata File
Number 82-34660

Deutsche Bank
Alex Cartel
Managing Director
Co-Head Natural Resources Group
Telephone: +61 3 9270 4475
Mobile: +61 407 434 220
Email: alex.cartel@db.com

Xstrata Copper
Emily Russell
Telephone: +56 2 4782204
Mobile: +56 9 78879487
Email: erussell@xstratacopper.cl

www.xstrata.com

Tampakan copper project
The Tampakan copper project is located on the southern Philippine island of Mindanao, approximately 65 kilometres north of General Santos City. The current project is situated on the boundary of three Provinces – South Cotabato, Sultan Kudarat and Davao Del Sur. The Tampakan copper gold deposit is located in the province of South Cotabato, municipality of Tampakan.

The Tampakan mineral resource is the largest undeveloped copper-gold deposit in South East Asia. The latest mineral resource estimate confirmed 2.2 billion tonnes containing 12.8 million tonnes of copper and 15.2 million ounces of gold at a 0.3% copper cut-off grade.

On 30 March 2007, Xstrata Copper acquired 62.5% of the controlling interest in the Tampakan copper project and assumed management control through its Philippines based affiliate Sagittarius Mines, Inc.
www.smi.com.ph

Xstrata Copper
Headquartered in Brisbane, Xstrata Copper is one of the commodity business units within the major global diversified mining group Xstrata plc. Its operations and projects span eight countries: Australia, Argentina, Chile, Peru, Canada, the USA, the Philippines and Papua New Guinea. Its operations are administered by five separate divisions, based close to the mining operations, namely the North Queensland, Minera Alumbrera, North Chile, Southern Peru and Canada divisions. It also has a recycling business (Xstrata Recycling) with plants in the United States and offices in Canada and Asia.

Xstrata Copper's world-leading portfolio of growth projects includes Las Bambas in Peru, Tampakan in the Philippines, El Morro in Chile, El Pachón in Argentina and Frieda River in Papua New Guinea.

Xstrata Copper is the fourth largest global copper producer with annual attributable production capacity of over one million tonnes. It employs over 15,000 people, including contractors.

Xstrata plc
Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with additional exposures to platinum group metals, gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, New Caledonia, Norway, Papua New Guinea, Peru, the Philippines, South Africa, Spain, Tanzania, the USA and the UK. Xstrata employs approximately 56,000 people, including contractors.

xstrata copper

NEWS RELEASE

XSTRATA COPPER PURCHASES 17.83% STAKE IN INDOPHIL RESOURCES FROM LION SELECTION

Brisbane, 5 September 2008

Xstrata Queensland Limited (ABN 69 009 814 019) ("Xstrata"), a wholly owned subsidiary of Xstrata plc (LSE: XTA.L, ZSE: XTA.S), has agreed to purchase a 17.83% stake in Indophil Resources NL (ASX: IRN.AU) ("Indophil") from Lion Selection Limited ("Lion Selection"), the largest shareholder of Indophil, for A$1.17 per share or a consideration of A$82 million (US$69 million). The purchase will be financed through Xstrata's existing credit facilities and cash on hand.

The purchase follows the expiry of Xstrata's offer for Indophil at A$1.28 per share on 29 August, 2008 and brings Xstrata's total shareholding in Indophil to 19.99%. Xstrata has no current intention to make a further offer for the outstanding Indophil shares.

Indophil's flagship asset is its 34.23% interest, with a right to acquire an additional 3.27%, in the Tampakan copper project in the southern Philippines. Xstrata Copper has management control and holds 62.5% of the issued common shares in Sagittarius Mines Inc, the holder of the project.

Xstrata Copper Chief Executive, Charlie Sartain, said: "We are pleased to have acquired this strategic share in our minority partner in the Tampakan project from its largest shareholder. Xstrata's position as a significant shareholder in Indophil provides us with greater influence over the future ownership of our partner in the Tampakan project.

"Xstrata's offer for 100% of Indophil at A$1.28 per share was open for acceptance until 29 August and expired following the Indophil Board's decision to recommend what we believe to be a highly uncertain offer by the Stanhill Consortium. We remain fully committed to developing the Tampakan project in a manner that is consistent with Xstrata's industry-leading approach to responsible social and environmental management."

ENDS

For further information, please contact:

Xstrata Copper
Sue Sara
Telephone: +61 7 3295 7535
Mobile: +61 7 411 206 090
Email: suesara@xstrata.com.au

Xstrata Copper
Emily Russell
Telephone: +56 2 4782204
Mobile: +56 9 78879487
Email: erussell@xstratacopper.cl

Xstrata Group
Claire Divver
Telephone: +44 20 7968 2871
Mobile: +44 7785 964 340
Email: cdivver@xstrata.com

Xstrata Group
Investors and analysts
Hanré Rossouw
Telephone: +44 20 7968 2820
Mobile: +44 7879 455 885
Email: hrossouw@xstrata.com

Deutsche Bank
Alex Cartel
Managing Director
Co-Head Natural Resources Group
Telephone: +61 3 9270 4475
Mobile: +61 407 434 220
Email: alex.cartel@db.com

www.xstrata.com

About the Tampakan copper project
The Tampakan copper project is located on the southern Philippine island of Mindanao, approximately 65 kilometres north of General Santos City. The current project is situated on the boundary of three Provinces – South Cotabato, Sultan Kudarat and Davao Del Sur. The Tampakan copper gold deposit is located in the province of South Cotabato, municipality of Tampakan.

The Tampakan mineral resource is the largest undeveloped copper-gold deposit in South East Asia. The latest mineral resource estimate confirmed 2.2 billion tonnes containing 12.8 million tonnes of copper and 15.2 million ounces of gold at a 0.3% copper cut-off grade.

On 30 March 2007, Xstrata Copper acquired 62.5% of the controlling interest in the Tampakan copper project and assumed management control through its Philippines based affiliate Sagittarius Mines, Inc.
www.smi.com.ph

About Xstrata Copper
Headquartered in Brisbane, Xstrata Copper is one of the commodity business units within the major global diversified mining group Xstrata plc. Its operations and projects span eight countries: Australia, Argentina, Chile, Peru, Canada, the USA, the Philippines and Papua New Guinea. Its operations are administered by five separate divisions, based close to the mining operations, namely the North Queensland, Minera Alumbrera, North Chile, Southern Peru and Canada divisions. It also has a recycling business (Xstrata Recycling) with plants in the United States and offices in Canada and Asia.

Xstrata Copper's world-leading portfolio of growth projects includes Las Bambas in Peru, Tampakan in the Philippines, El Morro in Chile, El Pachón in Argentina and Frieda River in Papua New Guinea.

Xstrata Copper is the fourth largest global copper producer with annual attributable production capacity of over one million tonnes. It employs over 15,000 people, including contractors.

About Xstrata plc

Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with additional exposures to platinum group metals, gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, New Caledonia, Norway, Papua New Guinea, Peru, the Philippines, South Africa, Spain, Tanzania, the USA and the UK. Xstrata employs approximately 56,000 people, including contractors.

Xstrata is a major, long-term investor in Australia and currently employs over 11,000 people at its coal, copper, zinc and nickel operations in New South Wales, Queensland, the Northern Territory and Western Australia. Since 2002 Xstrata has invested over A$16 billion (US$11.2 billion) in Australia.

About Indophil

Indophil Resources NL is an ASX listed company, incorporated in 1996, to acquire, explore for and develop gold and copper-gold opportunities in the Asia-Pacific region and it is now looking to broader horizons. Indophil's team is highly-experienced and successful in minerals development, with specialisation in the Philippines.

Indophil's focus has been the development of the world class Tampakan copper project in the southern Philippines. Indophil owns 34.23% of the Tampakan project, and has arrangements in place to lift that stake to 37.5%. The remaining 62.5% is held by Xstrata.

Xstrata File
Number 82-34660

xstrata

NEWS RELEASE

XSTRATA IS NAMED SECTOR LEADER IN DOW JONES SUSTAINABILITY INDEX FOR SECOND CONSECUTIVE YEAR

Zug, 15 September 2008

Xstrata plc has been recognised by the Dow Jones Sustainability Index ("DJSI") as the Global Super Sector Leader for Basic Resources in its World and STOXX Indexes. This is the second consecutive year that Xstrata has been named as the resources sector leader and third year that Xstrata has been included in the Dow Jones Sustainability Indexes of sustainability leaders.

The DJSI invites the world's largest 2,500 companies to participate in its annual survey, which is based on general as well as industry-specific sustainability trends. The assessment, which is assured by an external auditor, covers economic, environmental and social performance and includes a review of policies and performance in corporate governance, risk management, climate change, energy consumption, health and safety, supply chain standards and workplace relations amongst others. Asset managers in 16 countries have licensed the DJSI indexes to manage a variety of sustainability-driven portfolios and DJSI-based investment vehicles manage around $6 billion of assets in total.

In addition to attaining the overall highest score of all basic resources companies of 89%, Xstrata achieved the top score in the mining sector in a number of different categories including occupational health and safety, stakeholder engagement, risk management, transparency, environmental management policies, biodiversity, mineral waste management, mine closure, talent attraction and retention and standards for suppliers.

Mick Davis, Xstrata plc Chief Executive said, "This achievement recognises Xstrata's commitment to superior business practices and the principles of sustainable development across our global operations. I am delighted that the dedication shown by our employees, contractors and business partners to operate in the most responsible manner possible and to achieve continuous improvements in health, safety, environmental and social performance has been recognised by this well-respected, external body in ranking Xstrata top of our sector for the second year."

Ends

Xstrata contacts:

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cdivver@xstrata.com

Pamela Bell
Telephone +44 20 7968 2822
Mobile +44 7799 626715
Email pbell@xstrata.com

Notes to editors

Xstrata plc
Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with additional exposures to platinum group metals, gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, New Caledonia, Norway, Papua New Guinea, Peru, the Philippines, South Africa, Spain, Tanzania, the USA and the UK. Xstrata employs approximately 56,000 people globally, including contractors.

Dow Jones Sustainability Indexes
The Dow Jones Sustainability Indexes are a co-operation between Dow Jones Indexes, STOXX Limited and SAM Group. By bringing together the expertise of two leading index providers and the world-renowned pioneer in sustainability investing, the DJSI family rests on a strong foundation to meet the growing market demand for professional, objective and reliable sustainability benchmarks.
www.sustainability-indexes.com

Zug, 18 September 2008

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Xstrata plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):____________	
3. Full name of person(s) subject to notification obligation:	AXA S.A.
4. Full name of shareholder(s) (if different from 3):	N/A
5. Date of transaction (and date on which the threshold is crossed or reached if different):	16/09/2008
6. Date on which issuer notified:	17/09/2008
7. Threshold(s) that is/are crossed or reached:	5%

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
Xstrata ordinary shares GB0031411001	71,670,738	71,670,738		5,320,716	35,904,920	0.54	3.67

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)

Number of voting rights	Percentage of voting rights
41,225,636	4.22

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:		
Name of Company/Fund	**Number of Shares**	**% of Issued Share Capital**
Alliance Capital Management Direct	484,200.00	0.04953
AXA Direct	1,478,589.00	0.15124
AXA Australia Indirect	113,839.00	0.01164
AXA Colonia Konzern Direct	308,513.00	0.03156
AXA Colonia Konzern Indirect	44,486.00	0.004550204
AXA Financial, Inc Indirect	21,126,396.00	2.16
AXA Framlington Indirect	148,085.00	0.015146718
AXA France Indirect	369,144.00	0.037757505
AXA IM UK Direct	1,447,650.00	0.148071353
AXA IM UK Indirect	826,727.00	0.084560899
AXA Rosenberg Direct	840,975.00	0.086018241
AXA Rosenberg Indirect	13,276,243.00	1.357946512
AXA Winterthur Direct	760,415.00	0.077778246
Sun Life International (IOM) Ltd Direct	374.00	3.82542E-05
Total Direct Total Indirect	5,320,716 35,904,920	0.54422 3.67250
Total	41,225,636	4.21672

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

Contacts

Richard Elliston
Telephone 020 7968 2885
Mobile 07759 924 576
Email relliston@xstrata.com

Claire Divver
Telephone 020 7968 2871
Mobile 07785 964 340
Email cdivver@xstrata.com

www.xstrata.com

NEWS RELEASE

XSTRATA ALLOYS, NKWE PLATINUM AND GENORAH RESOURCES SIGN OPTION AGREEMENT TO DEVELOP EASTERN LIMB PGM PROPERTIES

Johannesburg and Rustenburg, 6 August 2008

Genorah Resources ("Genorah"), Nkwe Platinum Limited ("Nkwe") and Xstrata South Africa ("Xstrata") have signed a binding heads of agreement granting Xstrata an exclusive option (the "Option") to acquire a 50% interest in five PGM properties (collectively the farms Hoepekrantz, Nooitverwacht, Eerste Geluk, Garatouw and De Kom) situated on the Eastern Limb of the Bushveld Igneous Complex ("the Properties"). A valid New Order Prospecting Right has been granted over the Properties by the Department of Minerals and Energy.

Nkwe and Genorah are currently conducting a Bankable Feasibility Study ("BFS") over the Properties and have already delineated a significant resource base of over 20 million PGM ounces, with an independently assessed target mineralisation base of approximately 100 million PGM ounces. The Properties have the potential to achieve an annualised production of one million PGM ounces.

The Option is exercisable following the completion of the Bankable Feasibility Study, expected to be completed by the end of 2009, and is subject to the grant of the necessary regulatory approvals. Simultaneously with the BFS, the parties have undertaken to jointly investigate the feasibility of establishing a downstream smelting and refining business on the Eastern Limb of the Bushveld Igneous Complex. On exercise of the Option, Xstrata will acquire a 50% participation interest in the Properties from Nkwe and Genorah. The parties will form a joint venture, in which Xstrata's interest will be 50%, while Nkwe and Genorah will collectively have an interest in the remaining 50%. Following the exercise of the Option, Xstrata will fund the total development costs of the Properties from mining through to concentrating. The joint venture will extend to any contiguous properties currently (or in the future) under the control of any of the Parties, (over and above the Properties referred to above).

"Nkwe is pleased to have reached this equitable arrangement with Xstrata, in terms of which Xstrata secures potential access to quality assets in the highly prospective Eastern Limb held by Genorah, while Nkwe stands to benefit from Xstrata's technical and commercial expertise to realise its strategy of developing its substantial resource base to produce one million PGM ounces per annum and access the entire value chain from mining through to processing" said Nkwe Chief Executive Officer Maredi Mphahlele."

Xstrata Alloys Chief Executive Peet Nienaber commented;
"This transaction provides Xstrata with entry into the prospective Eastern Limb region and access to a significant, continuous PGM block. The joint development of these properties with Nkwe and Genorah, together with a downstream processing operation, will provide significant growth in mined production and refining for all partners, helping to establish Nkwe/Genorah as an independent, integrated producer of scale and adding further growth potential to our rapidly developing platinum business."

Ends

Contacts

Xstrata

Songezo Zibi		Claire Divver	
Telephone	+27 11 250 0064	Telephone	+44 20 7968 2871
Mobile	+27 82 303 8176	Mobile	+44 7785 964340
Email	szibi@xstrata.co.za	Email	cdivver@xstrata.com

Nkwe Platinum

Staff Sithole		Shammy Luvhengo	
Telephone	+27 11 445 2161	Telephone	+27 11 445 2161
Mobile	+27 79 498 9505	Mobile	+27 84 580 9868
Email	ssithole@nkweplatinum.co.za	Email	sluvhengo@nkweplatinum.co.za

Peter Landau +44 20 7389 8193
+44 774 75 77 815
plandau@nkweplatinum.com

Notes to editors

Xstrata Alloys

Xstrata Alloys is a business unit of Xstrata plc, listed on the London and Swiss stock exchanges. Headquartered in Rustenburg, Xstrata Alloys is one of the largest South African producers of ferrochrome and vanadium and a growing platinum group metals (PGM) business.

Genorah Resources

Genorah is a mineral resources company with a portfolio of mineral rights and a platinum mining subsidiary, Nkwe Platinum (Pty) Ltd.

Nkwe Platinum Limited

Nkwe Platinum Limited ("NKP") is an emerging platinum company targeting mid-level projects incorporated and domiciled in Bermuda and listed on the Australian Stock Exchange ("ASX")

ANTAMINA

EXTERNAL NEWS RELEASE

August 1, 2008

COMPAÑIA MINERA ANTAMINA S.A. ANNOUNCES UPDATED RESOURCE ESTIMATE

Compañia Minera Antamina S.A. (Antamina) announced today an updated Mineral Resource estimate for the Antamina deposit. The updated estimate incorporates an additional 105,000 meters of drill core information obtained through diamond drilling campaigns conducted in late 2006 through September 2007.

This new resource estimate represents an increase of approximately 329 million tonnes of ore from the previous resource estimate as of December 31, 2007. The new Mineral Resource has been included in the scope of a pre-feasibility study to evaluate expansion options for Antamina, scheduled for completion by the end of this year.

In Table 1, the revised estimate of Antamina mineral resources is shown, which is inclusive of the reserves as of June 30, 2008. Measured and Indicated resources have increased by 38% and Inferred resources have been increased by 14%.

Table 1: Estimate of Antamina Mineral Resource as at July 1, 2008 (inclusive of reserves)

Classification	Ore (Mtonnes)	Cu (%)	Zn (%)	Ag (g/t)	Mo (%)
Measured Copper Ores	130	0.98	0.16	7.7	0.04
Measured Copper Zinc Ores	56	0.86	1.92	16.9	0.01
Indicated Copper Ores	581	1	0.16	9.3	0.03
Indicated Copper Zinc Ores	170	1.05	1.99	17.5	0.01
Inferred Copper Ores	489	0.83	0.13	9.7	0.02
Inferred Copper Zinc Ores	96	0.86	1.62	15.9	0.01
Total Resource	**1,521**	**0.93**	**0.51**	**10.9**	**0.02**

Table 2: Previous estimate of Antamina Mineral Resource as at January 1, 2008 (inclusive of reserves)

Classification	Ore (Mtonnes)	Cu (%)	Zn (%)	Ag (g/t)	Mo (%)
Measured Copper Ores	78	0.91	0.17	7.3	0.04
Measured Copper Zinc Ores	44	0.85	2.32	17.8	0.02
Indicated Copper Ores	415	1.04	0.15	9.5	0.03
Indicated Copper Zinc Ores	143	1.11	2.54	18	0.01
Inferred Copper Ores	470	0.93	0.1	11.8	0.03
Inferred Copper Zinc Ores	43	0.91	1.97	18.1	0.01
Total Resource	**1,192**	**0.98**	**0.56**	**11.9**	**0.03**

The following tables show the Resource Estimate exclusive of reserves.

Table 3. Estimate of Antamina Mineral Resource as at July 1, 2008 (exclusive of reserves)

Classification	Ore (Mtonnes)	Cu (%)	Zn (%)	Ag (g/t)	Mo (%)
Measured Copper Ores	91	0.9	0.14	7.12	0.04
Measured Copper Zinc Ores	31	0.67	1.01	12.57	0.01
Indicated Copper Ores	328	0.92	0.17	8.93	0.02
Indicated Copper Zinc Ores	85	0.96	1.32	15.92	0.01
Inferred Copper Ores	489	0.83	0.13	9.7	0.02
Inferred Copper Zinc Ores	96	0.86	1.62	15.9	0.01
Total Resources	**1,119**	**0.87**	**0.39**	**10.4**	**0.02**

Table 4: Previous estimate of Antamina Mineral Resource as at January 1, 2008 (exclusive of reserves)

Classification	Ore (Mtonnes)	Cu (%)	Zn (%)	Ag (g/t)	Mo (%)
Measured Copper Mineral	32	0.5	0.13	4.8	0.04
Measured Copper Zinc Mineral	16	0.47	0.87	9.7	0.04
Indicated Copper Mineral	158	0.94	0.15	9.1	0.03
Indicated Copper Zinc Mineral	56	1.06	2.33	16.2	0.01
Inferred Copper Mineral	470	0.93	0.1	11.8	0.02
Inferred Copper Zinc Mineral	43	0.91	1.97	18.1	0.01
Total Resources	**774**	**0.91**	**0.39**	**11.6**	**0.02**

Antamina continues with pit optimization activities that will result in the publication of revised reserves later this year, and continues to drill the ore body in an effort to expand the resource and increase the quality of available information within the recently developed resource shell.

Compañía Minera Antamina is a joint venture company held indirectly as to 33.75% by BHP Billiton Ltd., 33.75% by Xstrata Copper, 22.5% by Teck Cominco Limited and 10% by Mitsubishi Corporation.

The information in the report to which this statement is attached that relates to Mineral Resources is based on information compiled by Jhon Espinoza, who is a Member of The Australasian Institute of Mining and Metallurgy. Jhon Espinoza is a full-time employee of the Compañia Minera Antamina, the operating entity of Antamina. Jhon Espinoza has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves'. Jhon Espinoza consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

For additional information, please contact:

Gonzalo Quijandría, Corporate Affairs Manager.

Telephone: 511-217-3092 Fax: 511-217-3095

Email: gquijandria@antamina.com

xstrata



Xstrata plc Half-Yearly Results Presentation
six months ended 30 June 2008

6 August 2008

xstrata

Half-Yearly Results Presentation

six months ended 30 June 2008



6 August 2008

xstrata

Disclaimer for presentation

The information contained in this presentation is not intended to and does not constitute or form part of an offer or invitation to purchase, or the solicitation of an offer to sell, any securities. Any offer for the entire issued and to be issued share capital of Lonmin plc (the Proposed Offer), if made, will be made solely by means of an offer document and forms of acceptance accompanying the offer document, which will contain the full terms and conditions of any such offer including details of how it may be accepted. Any action required by a shareholder or ADS holder in connection with the Proposed Offer will only be set out in those documents that may be sent to, or made available to, shareholders and ADS holders and any decision made by such shareholders or ADS holders should be made solely and only on the basis of information provided in any such documents. Once published, any such documents relating to the Proposed Offer may be obtained from Xstrata's website at www.xstrata.com/lonmin, or on request from Xstrata plc (Xstrata)

The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including the announcement of the Proposed Offer dated 6 August 2008 and, where relevant, any fuller disclosure document(s) published by Xstrata

This presentation contains statements which are, or may be deemed to be, "forward-looking statements" which are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as "plans", "expects" or "does not expect", "is expected", "is subject to", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Neither Xstrata, nor any of its associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this presentation will actually occur. You are cautioned not to place undue reliance on these forward looking statements.

Other than in accordance with its legal or regulatory obligations (including under the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Services Authority), Xstrata is not under any obligation and Xstrata expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise

xstrata

Mick Davis

xstrata

Executive Committee

• Mick Davis	CEO
• Trevor Reid	CFO
• Santiago Zaldumbide	Executive director, CEO, Xstrata Zinc
• Peet Nienaber	CEO, Xstrata Alloys
• Peter Freyberg	CEO, Xstrata Coal
• Charlie Sartain	CEO, Xstrata Copper
• Ian Pearce	CEO, Xstrata Nickel
• Benny Levene	Chief Legal Counsel
• Thras Moraitis	Executive GM Strategy & Corporate Affairs

2008 Interim Results - Highlights

xstrata

- EBITDA of $5,694bn, in line with 1H07
- EBIT of $4,513bn, down 4% against 1H07
- EBIT from operations of $4,759bn, up 5% against 1H07
- EPS* of $2.95 per share, up 2% against 1H07
- First half production records in ferrochrome, platinum, semi-soft and coking coal, zinc in concentrate and lead in concentrate, with strong second half expected
- Strong cash cost performance with real cost savings despite severe mining inflation environment
- Xstrata announces $10bn cash offer for Lonmin at £33 per share

Note: * Basic EPS excluding exceptionals and discontinued operations

5

Strong cost performance

xstrata

- Real cost savings of $166m despite inflationary environment
- Real cost savings achieved through:
  - Improved productivity at number of operations, including Oaky Creek, Cerrejón coal and Nikkelverk refinery
  - Scale benefits achieved through capacity expansions at coal operations and Australian zinc-lead business
  - Benefit of new, lower-cost, energy efficient Lion ferrochrome operation
- Consistent track record of real cost savings over 6 years
- Entrepreneurial culture and devolved business model supports operational performance

6

Value driven growth strategy

xstrata

- NPV enhancement and operational excellence
- Acquisitive growth
  - Industry consolidation set to continue
  - Xstrata is perfectly positioned to participate in transformational transactions
    - Vale approach did not lead to an offer being tabled before the Xstrata Board
  - Significant opportunities for value creating bolt-on acquisitions
    - Resource Pacific and Jubilee Mines completed
    - Indophil announced
- Organic growth
  - $37bn project pipeline delivers growth across portfolio
  - Significant progress made in delivery and advancement

Organic growth delivered - 1H08

xstrata

Xstrata Alloys

Platinum:

- Elandsfontein first phase ramped up
  - Equipment ordered for second phase expansion
- Nkwe joint venture

Chrome:

- Full ramp-up of Lion smelter
- Boshoek and Waterval chrome mines commissioned



Photo: Elandsfontein concentrator construction

Chrome production growth
(rebased to 100 in 2008)



Five year CAGR
6%
Organic
Growth
160
140
120
100
80
2008
2009
2010
2011
2012
2013
2014
2015
2016

Platinum production growth
(rebased to 100 in 2008)



Five year CAGR
25%
350
300
250
200
150
100
50
2008
2009
2010
2011
2012
2013
2014
2015
2016

Organic growth delivered - 1H08

Xstrata Coal

- Mount Owen plant upgrade commissioned
- Liddell expansion currently being commissioned
- Southstock 5-seam project commenced production
- Five other projects on track for delivery in 2008, including Glendell and Liddell expansions, Cerrejón expansion, Wollombi expansion, Blakefield South underground and Goedgevonden



Photo: Goedgevonden railway siding construction



Coal production growth
(rebased to 100 in 2008)
Five year CAGR
11%
220
200
180
160
140
120
100
80
2008
2009
2010
2011
2012
2013
2014
2015
2016

9

Organic growth delivered - 1H08

Xstrata Copper

- Strategy for timely and cost effective development of projects:
  - Alliances agreed with Bechtel, FL Smidth and Siemens
  - Standard concentrator design work completed and first two full primary crushing and grinding lines ordered
- Feasibility studies advanced and completed for El Morro
- Lomas Bayas expansion on track and over two-thirds completed
- Collahuasi on track for late 2008 commissioning of de-bottlenecking and 2010 commissioning of 650kt copper ramp up



Photo: Lomas Bayas expansion



Copper production growth
(rebased to 100 in 2008)
Five year CAGR
12%
240
220
200
180
160
140
120
100
2008
2009
2010
2011
2012
2013
2014
2015
2016

10

Organic growth delivered - 1H08

xstrata

Xstrata Nickel

- Koniambo progressing well with major construction contracts awarded
- Raglan successfully achieved 1.3mtpa ROM ramp-up
- Sinclair project on schedule to start production in September 2008
- Nickel Rim South and Fraser Morgan projects on schedule to ramp up production in 2009



Photo: Nickel Rim shaft sinking



Nickel production growth
(rebased to 100 in 2008)
350
300
250
200
150
100
50
Five year CAGR
12%
2008
2009
2010
2011
2012
2013
2014
2015
2016

11

Organic growth delivered - 1H08

xstrata

Xstrata Zinc

- Focus on vertical integration and optimisation
- Second phase expansion of Mount Isa zinc-lead concentrator on schedule for commissioning late 2008
- McArthur River open pit and concentrator expansions on track to be commissioned late 2008
- Perseverance mine commissioned ahead of schedule in 3rd quarter 2008



Photo: Development of McArthur River open pit



Zinc production growth
(rebased to 100 in 2008)
140
130
120
110
100
90
80
70
60
50
40
2008
2009
2010
2011
2012
2013
2014
2015
2016

12

Fundamentals remain positive

xstrata

- Fundamental outlook for our commodities remains strong
  - Demand growth remains resilient, fuelled by Chinese consumption, urbanisation and infrastructure investment
  - Structural constraints on supply growth
- Record bulk contract prices negotiated
  - Thermal coal at $125/t
  - Semi-soft coal at $258/t
  - Coking coal at $362/t
  - Ferrochrome at $2.05/lb
- Base metals prices remain supported at current levels

Chinese retail sales growth



% y-o-y
23
20
17
14
11
8
Real retail sales
Nominal retail sales
Jan-04
Jan-05
Jan-06
Jan-07
Jan-08

Source: CEIC and Lehman Brothers.

13

xstrata

Trevor Reid

Key Financial Results

$m	H108	H107	%
Revenue	16,092	14,232	**13**
EBITDA	5,694	5,696	**-**
EBIT from operations	4,759	4,554	**5**
EBIT	4,513	4,680	**(4)**
Net interest expense	(396)	(430)	**8**
Income tax expense	(1,102)	(1,333)	**17**
Exceptional items	(76)	180	**(142)**
Minority interests	(186)	(148)	**(26)**
Profit after tax from discontinued operations	-	53	**-**
Attributable profit before exceptional items and discontinued operations	2,829	2,769	**2**
Attributable profit	2,753	3,002	**(8)**
EPS - basic ($), before exceptional items and discontinued operations	2.95	2.89	**2**
EPS - basic ($)	2.87	3.14	**(9)**

15

EBITDA contribution

1st Half 2007:
$5,696m



Coal 9%
Alloys 3%
Nickel 30%
Copper 40%
Zinc 18%

1st Half 2008:
$5,694m



Nickel 12%
Coal 23%
Zinc 8%
Alloys 12%
Copper 45%

16

EBIT from operations variance
(continuing operations)

xstrata



2,229
Alloys 477
Copper 796
Coal 956
4,554
Nickel (552)
Zinc (545)
(1,097)
166
(549)
(329)
(130)
(85)
4,759
1H 2007
Sales prices
Sales prices
Cost efficiencies
Inflation
FX
Lower volumes
Other/ D&A
1H 2008

17

Strong cost performance

xstrata



25%
20%
15%
10%
5%
0%
-5%
9% saving
5% saving
5% increase
5% saving
12% saving
4% real cost saving
Alloys
Coal
Copper
Nickel
Zinc
Group
Components of cost inflation:
Maintenance 13%
Raw materials 27%
Transport 7%
Other 3%
Labour 17%
Energy/fuel 33%
CPI and mining inflation
Xstrata nominal cost increase (decrease)

Note: Cost increases in local currency terms. Mining inflation compiled using independent benchmarks

18

Operating Cash Flow

xstrata

$m	6 months 30.06.08
Cash generated from operations	4,432
Net interest paid and dividends received	(299)
Taxation	(1,048)
Cash flow before capital expenditure	3,085
Sustaining capital expenditure	(703)
Disposal of fixed assets	6
Free cash flow	2,388
Expansionary capital expenditure	(1,461)
Cash flow after capital expenditure	927

19

Funding

xstrata

$m	6 months 30.06.08
Cash flow after capital expenditure	927
Purchase of subsidiaries and operations, net of cash acquired	(3,652)
Cash flow before financing	(2,725)
Purchase of own shares	(17)
Equity dividends paid	(327)
Dividends paid to minority interests	(111)
Debt acquired with operations	(14)
Other	41
Movement in net debt	(3,153)
Net debt at the beginning of the period	(11,624)
Net debt at the end of the period	(14,777)
Net debt to net debt plus equity %	34%

20

Dividend

xstrata



Final
Interim
57% CAGR
US cents
60
50
40
30
20
10
0
18c
2002
2003
2004
2005
2006
2007
2008

21

2008 Outlook

EBIT sensitivity to commodity prices

xstrata

	Unit	First Half 2008 prices	Prevailing prices**	Second Half EBIT sensitivities*** $m	per
Export coking coal	$/t	**166***	375-400	**2**	**$1/t**
Export thermal coal	$/t	**77***	150	**9**	**$1/t**
Copper	$/t	**8,126**	7,734	**8**	**$10/t**
Lead	$/t	**2,601**	2,001	**1**	**$10/t**
Zinc	$/t	**2,269**	1,756	**4**	**$10/t**
Nickel	$/t	**27,320**	17,887	**5**	**$100/t**
Ferrochrome	¢/lb	**157**	205	**5**	**1¢/lb**
Platinum	$/oz	**1,971**	1,753	**8**	**$100/oz**

Notes:
*Weighted average received price; thermal coal includes semi-soft; thermal coal excludes Cerrejon
**Base metal cash price on LME as at 4 August; prevailing spot price for thermal and coking coal; chrome from latest Metal Bulletin reference price
***After impact of currency and commodity hedging, and contracted, priced sales as at 30 June 2008.

22

xstrata

Mick Davis

Proposed cash offer for Lonmin

Compelling $10bn cash offer

xstrata

- Proposed all cash offer of £33 per Lonmin share
  - Premium of 42% to last closing price[1]
- Fully and fairly values Lonmin's asset base and growth pipeline, while recognising time and capital investment required and turnaround risk
- Xstrata positioned to unlock value through relevant mining, smelting and refining expertise, close proximity and unique synergies
- Accelerates Xstrata's PGM growth strategy and further diversifies earnings

Opportunity for Lonmin shareholders to realise significant cash premium at time of operational uncertainty

1. Source: Daily Official List - 5 August 2008

Lonmin overview

xstrata

- FTSE 100 company - world's third largest platinum producer
- Integrated mine to market operations
- World class resource with mine life in excess of 30 years[1]
- Operations - Marikana, Pandora and Limpopo
- Growth potential through Akanani project and Limpopo expansion
- New Order mining and prospecting rights at key assets
- Broad-based HDSA ownership through well-established BEE partner, Incwala Resources

2007 platinum production[1]



Angloplat
Impala
Lonmin
Norilsk
Aquarius

2008 production costs[2]



Aquarius
Xstrata
Lonmin
Impala
Angloplat
Northam

1. Based on published reserves and current production rate
2. Source: SFA Oxford - 2007 calendarised mined production volumes
3. Source: SFA Oxford / Xstrata analysis

Lonmin operational uncertainty

xstrata

- 2 years of operational challenges throughout production chain
  - 2008 sales guidance already adjusted down 15% to 765-770koz
- Centralised management structure
  - Distancing of senior management from operations
  - Central services reduce accountability
  - Loss of key operating personnel
- Turnaround will require a fresh approach, time and capital investment

Platinum sales (four quarter rolling)



Platinum sales 000 oz
1,000
950
900
850
800
750
700
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Sep-07
Dec-07
Mar-08
Furnace Shutdown
Smelter Incident
Fire at PMR
Leak in Number 1 Furnace
Number 1 furnace rebuild
Marikana strike
SA power issues
Leak in Number 1 Furnace

Source: Company reports, Refined platinum sales includes toll refined platinum and concentrate sales

Xstrata uniquely positioned to mitigate risk and deliver value

xstrata

- Leveraging Xstrata's experience base
  - Industry leading chrome and platinum mining, processing and smelting expertise
  - Experience in mining same geological complex
- Unique operational synergies
  - Chrome recovery in UG2 tailings
  - Power optionality in Xstrata's South African portfolio
- Close proximity to Lonmin operations
  - Xstrata Alloys within 40km of Lonmin's core Marikana operation
- Unrivalled track record of growth in chrome and platinum industry
  - Built world's largest ferrochrome business
  - Mototolo JV - first production in Q4 2006
  - Eland - first production in Q4 2007

Combined footprint



Polokwane
Akanani
Limpopo
Lion Smelter
Thorncliffe
Mototolo
Helena
Lydenburg
Nelspruit
Horizon
Waterval
Boshoek
Rustenburg
Marikana
Kroondal
Pandora
Wonderkop Plant / Alloys Head Office
Rhovan
Eland
Johannesburg
Chartech/African Carbon Group
Maloma
Xstrata Alloys
Lonmin
Cities and Towns
100km

27

Key terms

xstrata

- Financing
  - Proposed $10bn offer to be funded via cash at hand and bank debt
  - No expected impediments to securing financing
  - Xstrata remains committed to investment grade credit rating
- Regulatory
  - Offer will be subject to standard terms and conditions and regulatory approvals; including South Africa, Europe and US competition clearance, which may be structured as preconditions
  - No material regulatory impediments expected
  - Regulatory and anti-trust documentation to be filed as soon as possible

28

Summary

xstrata

- Solid first half results with strong cost performance
- Volumes growth and significantly higher contract settlements for coal and chrome promise stronger second
- Value-driven growth strategy
  - NPV enhancement
  - Disciplined M&A growth to continue
  - Delivery of organic growth proceeding well
- Xstrata announces proposed $10bn cash offer for Lonmin at £33 per share

29

Xstrata Mission Statement

xstrata

We will grow and manage a ***diversified portfolio***
of metals and mining businesses
with the single aim of delivering
industry-leading returns *for our shareholders.*

We can achieve this only through ***genuine partnerships***
with employees, customers, shareholders, local communities and other stakeholders,
which are based on ***integrity, co-operation,***
transparency and mutual value-creation.

xstrata



Half-Yearly Report 2008

Key Financial Results

$m	Six months to 30.06.08	Six months to 30.06.07	% Change
Revenue*	**16,092**	14,232	13
EBITDA*	**5,694**	5,696	-
EBIT from operations*	**4,759**	4,554†	5
EBIT*	**4,513**	4,680	(4)
Attributable profit*	**2,829**	2,769	2
Attributable profit	**2,753**	3,002	(8)
Earnings per share (basic)*	**$2.95**	$2.89	2
Earnings per share (basic)	**$2.87**	$3.14	(9)
Net debt to net debt plus equity	**34%**	30%	13
Net assets	**28,456**	22,846	25
Net assets per share**	**$29.54**	$23.61	25
Dividends declared and paid per share	**34.0¢**	30.0¢	13
Dividends proposed	**18.0¢**	16.0¢	13

* Excludes discontinued operations and exceptional items
** Excluding own shares
† Excludes one-off benefit of sale of nickel inventory to Glencore of $205m

Highlights

- Record first half production in coking and semi-soft coal, ferrochrome, refined nickel, platinum, zinc in concentrate and lead in concentrate, with significantly stronger volumes expected in second half
- EBITDA of $5.7 billion, in line with the first half 2007 and EBIT from operations up by 5% to $4.8 billion
- Excellent cash cost performance, achieving real cost savings of $166 million, despite unprecedented cost pressures
- Strong operating cash flows of $4.4 billion financed increased expansionary capital expenditure of $1.5 billion to advance Xstrata's organic growth pipeline
- Record thermal coal contract prices of up to $125 per tonne; semi-soft coking coal contracts settled at $258 per tonne, including the benefit of cancelled carryover tonnage at prior year prices
- Major coking coal contracts negotiations substantially complete at a record average price of $362 per tonne, 277% higher than the previous year
- Ferrochrome benchmark prices reached record level of $2.05 per kilogram for the third quarter
- Significantly higher bulk contract settlements and robust outlook for key commodities expected to deliver margin expansion and substantial earnings growth in the remainder of 2008 and into 2009
- Interim dividend increased by 13% to 18¢ per share, reflecting Xstrata's confidence in the outlook for the second half and 2009
- Proposed $10 billion (£5 billion) all-cash offer for Lonmin of £33 per share accelerates Xstrata's strategy to develop a significant platinum business and add further scale and diversification to our portfolio

Chief Executive's Report

Xstrata's operations delivered a solid performance in a highly challenging operating environment in the first half of 2008, recording underlying earnings before interest, tax, depreciation and amortisation (EBITDA) of $5.7 billion, in line with the prior period. While overall Group EBIT was 4% lower than the first half of 2007 due to a number of one-off items in 2007, it is pleasing to note that at the operational level, EBIT from Xstrata's commodity businesses improved by 5% year-on-year, excluding the one-off impact of the sale of nickel inventory to Glencore in April 2007 and non-operational expenses. Earnings per share on a pre-exceptional basis rose by 2% to $2.95 per share. These results were delivered despite a 39% and 36% fall in nickel and zinc prices respectively and a number of challenges beyond the control of our operating teams.

Volumes improved markedly in the second quarter across the portfolio, following adverse weather and operational issues earlier in the year, to realise production records in coking and semi-soft coal, ferrochrome, refined nickel, platinum, zinc concentrate and lead concentrate. Momentum has continued to build into the third quarter due to higher nickel and copper head grades, the ramp-up or commencement of new and expanded production capacity in key commodities and the resolution of one-off operational issues. Consequently, second half production is expected to be significantly stronger than the first half.

Xstrata Coal's negotiations with major customers for the contract year period commencing April 2008 are now substantially complete. Term thermal coal contracts to Pacific customers were settled at prices up to $125 per tonne, 125% higher than the previous year. Contracts for Xstrata's premium quality hard coking coal have recently been settled with the majority of term customers at an average price of $362 per tonne, 277% higher than the prior year term settlements. Semi-soft coal prices have also benefited from an exceptionally tight coking coal market, breaking the traditional nexus between semi-soft coking and thermal coal prices. Xstrata's semi-soft contracts have been settled at an average price of $258 per tonne, including the benefit of the cancellation of some carryover tonnes at the prior year's prices, a year-on-year increase of over 300%. The full benefit of these coal settlements will be seen in the second half of 2008 and into 2009, delivering significant earnings growth and margin expansion. To put this into context, second half earnings from the coal business are expected to represent around double Xstrata Coal's first-half EBIT. We expect current tight market conditions to continue, and this, together with our full exposure to stronger prices, augur well for substantially higher earnings from the coal business in 2009. Ferrochrome prices have also continued to rise, with third quarter prices settled at a record $2.05 per pound and the fundamentals for copper prices remain very robust on continued concentrate shortfalls. Furthermore, while nickel and zinc prices have fallen sharply, current industry prices are now at or below the marginal cost of production.

Industry cost pressures

Cost control remains a key strength and differentiator for Xstrata and I am delighted that despite unprecedented cost pressures, in particular in respect of energy and oil-linked costs, Xstrata's commodity businesses achieved real unit cost savings of $166 million. Consumer price indexed inflation and mining sector inflation, calculated using external mining sector indices for regions in which Xstrata operates, increased costs across the industry by 5% and 8% respectively, or 13% in total compared to the first half of 2007. In the face of these considerable headwinds and as a result of Xstrata's unit cost savings, our commodity businesses mitigated the full impact of mining sector and CPI inflation and contained cost increases to 9% in the first half. The impact of a weaker US dollar against the majority of currencies in Xstrata's operating regions, notably the Australian dollar, Canadian dollar and the Euro, added a further 7% to costs.

Real cost savings were achieved from the benefit of new, lower-cost, energy efficient capacity such as the Lion ferrochrome operation, improved productivity at a number of operations including the Cerrejón and Oaky Creek coal operations and the Nikkelverk refinery, together with capacity expansions at the coal operations and Australian zinc-lead business.

I am confident that our businesses will continue to achieve further sustainable real unit cost savings in the second half, as a result of improved productivity and higher volumes across the portfolio and the commencement of new, lower cost production at the Perseverance zinc-lead operation, expansions at the Mount Isa zinc-lead concentrator, Collahuasi, Lomas Bayas and Altonorte copper operations and a number of brown- and greenfield coal expansions. While the pressures of cost inflation will continue to weigh on industry profits in the second half, I expect margins to expand this year with further improvements in profitability in 2009.

Growth from the portfolio

Alloys

The ramp-up of the energy efficient Lion ferrochrome smelting complex, together with the Bokamoso mega-pelletising plant which was commissioned in the second half of 2007, boosted production volumes and have rebased Xstrata's ferrochrome unit costs at a lower level. Critically, these developments also significantly improve energy efficiency by over 30% compared to industry peers and provide Xstrata with a key competitive advantage in an environment of constrained electricity supply. The Boshoek opencast reserves have been successfully developed and commissioning of the Waterval Mine commenced during the first half, to provide supply to our ferrochrome smelting business. Nonetheless, further growth in ferrochrome production will be tempered by restrictions to South African power supply and uncertainty over additional mid-term generation capacity.

The ramp up of the Elandsfontein PGM mine and concentrator to reach steady state production and ahead of schedule in June marks a signal achievement and demonstrates the operational capability of the Xstrata Alloys team in rapidly developing our nascent platinum business. Key equipment has been ordered for the second phase expansion to increase capacity to 600,000 ounces of PGM production by 2013.

Drilling at the Beestkraal property, acquired in 2007 as part of the Eland Platinum package of resources, is progressing well and the first Merensky reef intersection has recently been completed. An extensive exploration programme is also being launched this month at the Madibeng property and at the De Wildt property acquired from Nkwe in February, which will enhance the Elandsfontein resource and extend the open pit.

A further landmark has been reached in the development of Xstrata's platinum business with the agreement to acquire an option over a 50% interest in the five platinum properties on the Eastern Limb of the Bushveld Igneous Complex in South Africa owned by Nkwe and Genorah. This option agreement provides Xstrata with a meaningful foothold in the prospective Eastern Limb region and access to one of the few remaining continuous PGM blocks in the region, with the potential for significant growth in mined production and the development of a downstream processing operation.

These impressive developments have been achieved well within one year of the acquisition of Eland Platinum, which formed the cornerstone of a new PGM business. Together with the Mototolo JV and additional exploration in the region, Xstrata Alloys is targeting annual production of one million ounces of platinum production over the next decade from organic growth alone.

Coal

An extensive suite of brownfield and greenfield growth projects has long been a key characteristic of our coal business. Five major projects are now in the execution phase across all three operating geographies to bring on new production and capture the full benefit of the ongoing tight market for all coals, having the potential to deliver compound annual growth in coal production of 11% over the next five years.

In the first half, the upgrade to the Mount Owen coal handling and preparation plant was completed one month ahead of schedule and within its original budget. This upgrade is a vital step in the development of the new Glendell thermal coal pit which began production in June and will ramp up to full production of 1.8 million ROM tonnes of thermal and semi-soft coal in 2009. The new Blakefield South longwall is on track to start up in the first half of 2010 to replace production from the Beltana longwall operation.

The Wollombi coking coal mine was commissioned in 2007 and together with the acquisition of Tahmoor, contributed to increased volumes of hard coking coal in the first half. The second stage of Wollombi's development is on track to commission within budget in late 2008, opening up the main shovel pit and increasing production from this operation to 1.5 million tonnes per annum.

Since Xstrata's acquisition of the 10.5 million tonnes per annum ROM Mangoola project, formerly Anvil Hill, the project has been entirely re-engineered and optimised. The feasibility study was completed in the first half and Xstrata Board approval has recently been granted to progress development immediately upon the grant of the mining lease.

The very significant Wandoan deposit in the Surat Basin, Queensland presents further opportunities to increase thermal coal production with a base case of 30 million tonnes per annum ROM. Infrastructure work is progressing well, including the development of a rail link through the Surat Basin Rail Joint Venture in which Xstrata owns a 20% stake and plans to develop a new coal terminal at Gladstone Port. Xstrata Coal has also secured exclusive rights to investigate the development of a dedicated port at Port Alma, north of Gladstone.

In South Africa, production has commenced at the new Southstock 5-seam underground mine and development work continues at the large-scale 12 million tonnes per annum ROM Goedgevonden project, which is on track to be in production in the second quarter of 2009. In Colombia, the world-class Cerrejón coal asset is ramping up to reach an annual production rate of 32 million tonnes per annum by the end of 2008 and studies into a further expansion to 40 million tonnes are expected to be completed during the third quarter.

Copper

Significant milestones were reached in the development of Xstrata Copper's substantial portfolio of major organic growth projects in the first half. The strategic alliance entered into with Bechtel in December and further long-term alliances signed with FLSmidth and Siemens for technical support and the procurement of major components secure highly sought after technical skills and equipment, to ensure the timely and sequential development of our major copper growth projects. The development of a standard concentrator design is an important element of these alliances and will enable the early ordering of long lead time items, reduce engineering time and costs and facilitate the rapid construction of high quality infrastructure. Design work has already been completed for primary crushing, grinding and flotation circuits and in the first half orders of around $200 million were placed for major equipment for the first two major primary crushing and grinding lines.

The publication in early 2008 of over 1.6 billion tonnes of copper resources at Xstrata Copper's newly established southern Peru division, comprising the Tintaya operation and the Antapaccay, Coroccohuayco and Las Bambas projects, heralded the development of a new major copper-producing region. In partnership with Bechtel, parallel feasibility studies have been formally initiated on the Antapaccay deposit, situated 10 kilometres from the existing Tintaya operation and the Las Bambas project, approximately 130 kilometres from Tintaya. Completion of these studies is expected in mid 2009, with a view to confirming the potential of this region to progressively increase production to in excess of 500,000 tonnes per annum during the next five years.

In Chile, a feasibility study for the El Morro project has been completed and is currently being evaluated. A decision on the submission of a social and environmental impact assessment as a prelude to any final development decision is expected during the second half.

The extended pre-feasibility study at the significant Tampakan project in the Philippines initiated following Xstrata's assumption of management control in March 2007 is progressing well and is scheduled to be completed by the end of 2008. Tampakan is located in a challenging region for mining investment. The difficulties experienced by the industry as a whole in realising very large infrastructure projects at a time of rising costs and key equipment and skills constraints and an increase in the potential scope of the project have extended the timeframe for Tampakan, with commissioning now expected in 2013, ramping up to full production in 2014. These inherent difficulties in bringing on significant new greenfield projects in increasingly challenging regions of the world further indicate the ongoing supply-side constraints that are likely to underpin copper prices for several years.

In addition to significant greenfield developments, substantial growth is being pursued from brownfield expansions at a number of existing operations, including the tier one Collahuasi and Antamina mines in Chile and Peru respectively. At Collahuasi, a further capacity expansion of the concentrator to 170,000 tonnes per day is on track to commission in 2010 and conceptual studies are being advanced to double capacity to one million tonnes of copper per annum from 2014. A pre-feasibility study is also being undertaken into expansion options at Antamina as a result of the recently announced mineral resource expansion, the results of which will be completed before the end of 2008.

In the near term, incremental expansions to Lomas Bayas mine and the Altonorte smelter, together with improved volumes at Collahuasi resulting from a series of operational improvements and capital enhancements will add immediate production growth and improve unit costs at these operations during the second half of 2008.

In total, this industry-leading pipeline of growth projects will be the principal driver enabling Xstrata Copper to achieve its growth objective of doubling mined copper production to some two million tonnes within the next five years.

Nickel

Xstrata Nickel and its partners SMSP awarded a number of major construction contracts during the first half, to progress the flagship 60,000 tonnes per annum Koniambo nickel project, which will commence production in 2011. Large-scale development work has now commenced, including dredging, mass earthworks, manufacturing for all major technology packages (metallurgical plant and power station), and the modular construction programme. Project commitments now exceed $1.5 billion.

In Sudbury, the low cash cost Nickel Rim South mine, which benefits from significant copper, cobalt and precious metals by-products, and Fraser Morgan mine are on track to commence commissioning in late 2008, ramping up to full production in 2009. Approval has been granted for the expansion of the Strathcona mill to accommodate the increased feed from Nickel Rim South and other production in the region.

Following the acquisition of Jubilee Mines in February, which marked Xstrata Nickel's entry into Western Australia, significant attention has been devoted to reconfiguring mine plans, converting resources to reserves and investing in development work to sustain future growth from these assets. Production is expected to reach 30,000 tonnes of nickel by 2012. One of the largest exploration programmes in Australia is now under way to realise further potential from the prospective land position acquired from Jubilee. The Sinclair nickel project is on schedule to start production in September 2008 and will boost volumes from Xstrata Nickel Australia from the final quarter.

Ore treated at Raglan during the first half reached the targeted first phase expansion rate of 1.3 million tonnes per annum. A further expansion to 1.5 million tonnes by 2011 is well supported by the high grade Zone 5-8, the largest mineralised area in Raglan's history.

Zinc

Since 2002, Xstrata Zinc has transformed its business from a single mine in the last year of its life, single smelter operation in Spain into an integrated business which is effectively self-sufficient in zinc concentrate production and manages smelting capacity in excess of 1 million tonnes per annum. This transformation has been achieved through the judicious use of capital to invest in productivity improvements and incremental expansions at existing operations and those acquired through the MIM and Falconbridge transactions. These numerous and incremental initiatives have significantly increased volumes and realised sustainable cost savings of more than $300 million in total. As a result, despite the dramatic decline in zinc prices in the first half of 2008, which fell to similar levels in real terms as prices during the late 1990s Xstrata's zinc business has benefited from its repositioning on the cost curve, protecting its margins and delivering returns of 16.5% on capital employed in an extremely tough operating environment.

The expansion of the Mount Isa zinc-lead concentrator continues this strategy of low capital cost investment to improve productivity, volumes and costs. The second stage of this cost effective and low risk expansion is on schedule to commission with an annual capacity of 8 million tonnes in late 2008, more than doubling annual capacity at a total capital cost of some $160 million. The expanded concentrator will be fully utilised with increased feed from the Handlebar Hill and Black Star operations.

At McArthur River Mine, the open pit expansion is well advanced, with over one million tonnes of ore produced in the first half and development works on track to be fully completed in the final quarter of 2008. The concentrator expansion to 2.5 million tonnes for a capital cost of less than $40 million is also on track to commission in the second half of the year. The construction of an Albion atmospheric pressure leaching plant is being investigated to enable the processing of McArthur River's concentrate. Further near-term growth will be achieved in the second half from the new Perseverance mine in Canada, which commissioned ahead of schedule in July and will produce 228,000 tonnes of zinc concentrate and 35,000 tonnes of copper concentrate per annum.

In total, Xstrata's organic growth pipeline represents over $37 billion of organic growth projects. The successful realisation of this portfolio will deliver double-digit compound annual growth in coal, copper, platinum and nickel volumes over the next five years.

Growth by acquisition

Acquisitions remain an integral element of Xstrata's growth strategy, both in terms of bolt-on acquisitions to our commodity businesses, entry into new commodities and major transformational transactions aimed at adding scale and diversity to our portfolio.

During the first half, Xstrata completed two bolt-on acquisitions in coal and nickel, adding Resource Pacific, a New South Wales semi-soft coal producer, and Jubilee Mines, a Western Australian nickel company. Both acquisitions have been fully integrated into Xstrata Coal and Xstrata Nickel respectively. In May, Xstrata Copper announced a cash offer for Indophil Resources, an Australian junior mining company and Xstrata's partner in the Tampakan copper-gold project in the Philippines. Xstrata's offer is currently due to expire on 15 August, unless otherwise amended.

Our corporate team has also remained active in examining the potential for company-transforming corporate activity. In late 2007, Vale, the Brazilian mining major, approached Xstrata to initiate discussions on a potential combination of the companies. While Vale and Xstrata believe that a combination of the two companies could realise significant value for both sets of shareholders, discussions were terminated with Vale in late March by mutual consent, following protracted negotiations which did not lead to an offer being tabled before the Xstrata Board. While I continue to believe strongly that Xstrata offers shareholders enormous potential for further value creation and growth as a standalone entity, our engagement in these discussions clearly demonstrates our willingness to explore dispassionately any proposal that could deliver superior value for our owners.

The combination of Xstrata's value-focused culture, nimble structure and expertise in executing and integrating major acquisitions, together with a strong financial position and investment grade balance sheet, position the Group to identify and capitalise on further acquisition opportunities.

Cash offer for Lonmin

In this light, Xstrata has today announced a proposed $10 billion (£5 billion) all-cash offer for Lonmin, a FTSE100 platinum producer with operations in South Africa. The proposed offer for Lonmin, the world's third largest platinum producer, reflects our long-stated ambition to become a significant platinum producer and follows the development of the Mototolo platinum mine, the acquisition of Eland completed in October last year and today's announcement of a new development joint venture with Nkwe.

Xstrata Alloys has an excellent operational track record and significant technical mining and smelting skills, developed through the South African chrome business, which mines the same geological intrusion as the Bushveld platinum industry and uses similar smelting technology. Through the development of our growing platinum business we have supplemented this expertise with specific operational PGM management and skills. Further relevant experience is available to us through our proprietary technology business, which has direct experience in resolving operational issues at platinum operations, together with the PGM processing expertise Xstrata Nickel has developed at its Nikkelverk refinery in Norway.

The geographic position of our existing PGM and chrome assets and the operational synergies available from our South African chrome business, offer further benefits that strengthen Xstrata's position as the natural owner of the Lonmin assets. This unrivalled combination of operational synergies, experience and skills, Xstrata's track record in investing in and turning around underperforming assets to create value, together with our devolved management structure, which refocuses resources, accountability and authority at the operational level and removes the burden of overhead and bureaucracy, give me great confidence that Xstrata is uniquely positioned to turn around Lonmin's underperforming assets and realise their full potential over the medium term.

Balance sheet and dividend

Strong operational cash flows of $4.4 billion financed increased capital expenditure of $1.5 billion to progress a broad range of organic growth projects across each of the commodity businesses. Acquisitions of $3.7 billion led to an increase in net debt to $14.8 billion, representing a gearing ratio of 34%, within our long-term target

range. The Group's debt maturity profile was improved further through the issue of a three tranche Euro bond transaction, comprising a two-tranche €1.35 billion Euro bond offering and one £500 million Sterling denominated tranche of guaranteed notes.

In July, Xstrata reinitiated our equity capital management programme to take advantage of robust cash flows and equity market weakness, returning over $511 million (£257 million) to shareholders. Under Xstrata's programme, shares are purchased and held by the independent entity Batiss Investments, allowing the programme to continue during close periods and with no requirement to cancel shares. The programme provides us with an efficient method of returning value to shareholders, while the repurchased shares also provide a potential future source of financing for corporate activity.

The Board's confidence in the very strong outlook in the second half of 2008 and in 2009 is reflected in an increase of 13% to the interim dividend to 18 cents per share. While Xstrata's annual dividend is usually balanced in the ratio of one-third at the interim stage and two-thirds at the final stage, robust cash flows and a review of funding requirements have in the past enabled us to augment the final dividend, returning additional value to shareholders.

Outlook

As anticipated in my preliminary report in March, slowing economic growth in the Western world, in particular in the US, has had a moderate impact on Chinese economic growth, trimming back annualised GDP growth to a respectable 10% in the first half, primarily due to slowing exports from China to western economies and tightening fiscal and monetary policy by Chinese authorities. As expected, growing domestic demand for metals and coal within China for infrastructure development and ongoing urbanisation continues to underpin strong demand for Xstrata's products. The Olympic Games and further weakness from the export sector are expected to have a temporary impact on economic growth in the third quarter, due to enforced slow-downs or suspensions of manufacturing and heavy industry surrounding Beijing. However, demand for commodities will continue to be supported by the ongoing earthquake reconstruction programme in Sichuan province and infrastructure construction to support urbanisation.

These factors, coupled with the Chinese government's apparent readiness to take a pragmatic approach to monetary and fiscal policy in order to promote growth and employment and continue urbanisation, lead me to expect demand for metals and energy commodities to remain strong over the next few years, albeit with a slower rate of demand growth until the global economy recovers towards the end of 2009 or early 2010.

Xstrata's strong exposure to significantly improved thermal, semi-soft and coking coal prices, higher third quarter ferrochrome prices and the continued robust outlook for copper, together with higher grades, improved volumes and new lower cost production from a number of new coal, copper, nickel and zinc operations all position the Group well to enjoy margin expansion and improved profitability from the second half of 2008 and into 2009.



M L Davis

Financial Review

Basis of presentation of financial information

Financial information is presented in accordance with International Financial Reporting Standards (IFRS) as adopted for use in the European Union. The reporting currency of Xstrata plc is US dollars. Unless indicated to the contrary, revenue, earnings before interest, taxation, depreciation and amortisation (EBITDA) and earnings before interest and taxation (EBIT) are reported in the Chief Executive's Report and the Operating and Financial Review before exceptional items. Exceptional items are significant items of income and expense which, due to their nature or expected infrequency, are presented separately on the face of the income statement.

Unless indicated to the contrary, all data and commentary in the Chief Executive's Report and the Operating and Financial Review exclude the Xstrata Aluminum operations which were sold during the first half of 2007 and exceptional items. All dollar and cent figures provided refer to US dollars and cents.

Consolidated operational results

STATUTORY CONSOLIDATED RESULTS $m	**Six months to 30.06.08**	Six months to 30.06.07	Year ended 31.12.07
Alloys	**1,205**	589	1,352
Coal	**3,268**	1,871	4,201
Copper	**7,447**	5,975	12,794
Nickel	**2,101**	3,221	5,252
Zinc	**1,933**	2,481	4,726
Technology	**138**	95	217
Total Group Revenue	**16,092**	**14,232**	**28,542**
Attributable Total Group Revenue	***15,524***	*13,723*	*27,449*
Alloys	**694**	185	448
Coal	**1,340**	509	1,194
Copper	**2,676**	2,330	4,987
Nickel	**729**	1,708	2,577
Zinc	**474**	1,019	1,822
Technology	**22**	18	47
Corporate and unallocated	**(241)**	(73)	(187)
Total Group EBITDA	**5,694**	**5,696**	**10,888**
Attributable Total Group EBITDA	***5,411***	*5,430*	*10,324*
Alloys	**654**	164	389
Coal	**1,036**	282	690
Copper	**2,246**	1,919	4,163
Nickel	**491**	1,508	2,172
Zinc	**313**	870	1,529
Technology	**19**	16	43
Corporate and unallocated	**(246)**	(79)	(194)
Total Group EBIT	**4,513**	**4,680**	**8,792**
Attributable Total Group EBIT	***4,264***	*4,444*	*8,292*

Higher prices for coal, chrome and copper more than offset lower nickel and zinc prices and increased first half 2008 revenues by 13%. Underlying EBIT from Xstrata's commodity businesses rose by 5% compared to the prior period. However, Group EBIT was impacted by the absence of the one-off benefit from the sale of nickel inventory in respect of the marketing agreement entered into with Glencore in April 2007 and by higher share-based compensation charges. Together with the impact of a weaker dollar and higher CPI and mining sector inflation on input costs, these factors led to a 4% decline in Group EBIT.

Despite the ongoing pressure of higher prices for labour, energy and mining inputs, Xstrata's businesses achieved real unit cost efficiencies of $166 million as the Group's ongoing investment programme to bring on lower cost capacity and focused efforts to improve efficiency continued to deliver sustainable unit cost benefits. Ferrochrome unit costs were trimmed in a challenging environment due to increased production from the Lion ferrochrome smelting complex and the Bokamoso mega-pelletising plant, which was commissioned in the second half of 2007. These two energy efficient projects lower average unit costs but also provide Xstrata with a significant competitive advantage in a period of constrained power availability in South Africa. Xstrata Zinc unit costs benefited from increased capacity and improved recoveries at the expanded Mount Isa zinc-lead concentrator and at the European zinc smelters, while higher volumes at the Cerrejón operation in Colombia and the benefit of ongoing brownfield expansions at the Australian coal operations contributed to real cost savings at Xstrata Coal. These initiatives more than offset increased costs at Xstrata Copper due to lower grades and reduced volumes. Xstrata Nickel also outperformed mining sector inflation, containing costs and achieving $28 million of real cost savings, despite lower head grades, which impacted volumes in the first half of 2008.

EBIT VARIANCES	$m
EBIT from operations 30.06.07*	**4,554**
Sales price**	1,132
Volumes	(130)
Unit cost – real	166
Unit cost – CPI inflation	(206)
Unit cost – mining industry inflation	(343)
Unit cost – foreign exchange	(329)
Other income and expenses	(65)
Depreciation and amortisation (excluding foreign exchange)	(20)
EBIT from operations 30.06.08	**4,759**

* excludes one-off impact of nickel inventory sale to Glencore
** net of commodity price linked costs, treatment and refining charges

Depreciation charges increased as a result of the inclusion of recently acquired coal and nickel operations. Other income and expenses include the additional cost of export retention taxes imposed at Minera Alumbrera of $65 million. Negotiations with the Argentine government continue in this regard.

AVERAGE COMMODITY PRICES	Unit	**Six months to 30.06.08**	Six months to 30.06.07	% Change
Australian FOB export coking*	$/t	**165.9**	102.2	62
Australian FOB export semi-soft coking*	$/t	**107.3**	60.3	78
Australian FOB export thermal coal*	$/t	**78.5**	48.4	62
Americas FOB export thermal coal*	$/t	**71.1**	52.3	36
South African export thermal coal*	$/t	**76.4**	49.5	54
Copper (average LME cash price)	$/t	**8,126**	6,769	20
Nickel (average LME cash price)	$/t	**27,320**	44,603	(39)
Lead (average LME cash price)	$/t	**2,601**	1,981	31
Zinc (average LME cash price)	$/t	**2,269**	3,561	(36)
Ferrochrome (Metal Bulletin)	¢/lb	**156.5**	79.4	97
Ferrovanadium (Metal Bulletin)	$/kg	**70.6**	37.0	91
Platinum (average LPPM cash price)	$/oz	**1,971**	1,240	59
* average received price				

Average commodity prices for coal, copper, lead, ferrochrome, ferrovanadium and platinum rose again in the first half of 2008. However, following the record prices attained in the first half of 2007, average nickel prices were lower by 39% and average zinc prices declined from robust levels in the previous first half to $2,269 per tonne. The fundamentals for thermal, semi-soft and coking coal continue to be exceptionally strong due to supply constraints and very strong demand, particularly in Asia. In April, Xstrata Coal settled with long-term thermal customers in Japan for the 2008/09 Japanese contract year at prices up to $125 per tonne, an increase of 125% over the prior year. Spot prices have remained robust with sales for thermal coal out of Newcastle trading at between $150 and $200 per tonne FOB. It is also noteworthy that forward prices for 2009 are in line with current spot prices, reflecting the consensus view that the tight market for thermal coal will continue to prevail.

Contract prices for prime hard coking coal were agreed by the largest supplier with term customers at $300 per tonne for the contract year commencing 31 March 2008, representing a 206% increase over the previous year. Subsequently, all other hard coking coal suppliers, with the exception of Xstrata, settled at an equivalent price level. Xstrata has now concluded the majority of its contract negotiations for prime hard coking coal at an average price of $362 per tonne for the year commencing April 2008. Continued strong growth in stainless steel production led ferrochrome prices to almost double compared to the prior year, while average copper prices increased by 20% year-on-year and continue to remain well supported at higher levels, reflecting ongoing constraints in concentrate supply and strong physical demand for this key metal for the development and urbanisation of Asian and other developing economies.

CURRENCY TABLE TO $	**Average H108**	Average H107	% change	**At 30.06.08**	At 30.06.07	At 31.12.07
USD:ARS	**3.14**	3.09	2	**3.03**	3.09	3.15
AUD:USD	**0.92**	0.81	(14)	**0.96**	0.85	0.88
USD:CAD	**1.01**	1.14	(11)	**1.01**	1.06	1.00
USD:CHF	**1.05**	1.23	(15)	**1.02**	1.23	1.13
USD:CLP	**467**	534	(13)	**521**	528	498
USD:COP	**1,837**	2,121	(13)	**1,902**	1,960	2,018
USD:PEN	**2.85**	3.18	(10)	**2.97**	3.17	3.00
EUR:USD	**1.53**	1.33	(15)	**1.58**	1.34	1.46
GBP:USD	**1.97**	1.97	-	**1.99**	2.00	1.98
USD:ZAR	**7.66**	7.16	7	**7.91**	7.08	6.86

The US dollar continued to weaken against the Australian and Canadian dollars and the Euro in the first half of 2008, but this was mitigated to some extent by a weakening South African rand, which fell by 7% period-on-period.

Earnings

The effective tax rate for the period was 27% compared to 31% for the six months ended 30 June 2007, due to lower earnings in higher-tax regions. Minority interests increased due to higher profitability at Alumbrera in the period.

EARNINGS SUMMARY $m	**Six months to 30.06.08**	Six months to 30.06.07	Year ended 31.12.07
EBIT*	**4,513**	4,680	8,792
Net interest (excl. loan issue costs written-off and realised net foreign currency translation gains)	**(396)**	(430)	(793)
Income tax expense	**(1,102)**	(1,333)	(2,301)
Effective tax rate	**27%**	31%	29%
Minority interests	**(186)**	(148)	(326)
Attributable profit*	**2,829**	2,769	5,372
Earnings per share*	**2.95**	2.89	5.60
Loan issue costs written-off	**-**	(27)	(60)
Net gains/(losses) from recycled foreign currency translation reserve and foreign currency movements on other borrowings	**(11)**	1	(62)
LionOre break fee (after costs)	**-**	275	275
Restructuring and closure costs	**(62)**	-	-
Non-cash IFRS adjustments	**(13)**	(24)	(25)
Profit from discontinued operations	**-**	53	53
Income tax on exceptional items	**10**	(45)	(10)
	(76)	233	171
Attributable profit	**2,753**	3,002	5,543
Earnings per share	**2.87**	3.14	5.78

* Excludes discontinued operations and exceptional items, but includes the one off benefit of sale of nickel inventory to Glencore of $205m in the first half of 2007

Restructuring and closure costs of $62 million relate to the closure of the Lennard Shelf zinc-lead operation, a 50/50 joint venture with Teck Cominco, in Western Australia. The closure was announced in July and the operation will cease milling in early August.

EBIT SENSITIVITIES $m	Impact on H2 2008 EBIT*	Indicative full year EBIT**
1¢/lb movement in ferrochrome price	**5**	13
$1/kg movement in ferrovanadium price	**1**	3
$1/tonne movement in Australian thermal export FOB coal price	**5**	33
$1/tonne movement in Australian coking export FOB coal price	**2**	8
$1/tonne movement in South African export thermal FOB coal price	**4**	12
1¢/lb movement in copper price	**17**	26
$10/oz movement in gold price	**5**	8
$1/lb movement in nickel price	**101**	189
1¢/lb movement in zinc price	**9**	18
$100/tonne movement in zinc treatment charge price	**31**	51
1¢/lb movement in lead price	**3**	6
$100/oz movement in platinum price	**8**	16
$100/oz movement in palladium price	**4**	8
10% movement AUD	**261**	467
10% movement CAD	**114**	243
10% movement EUR	**20**	37
10% movement ZAR	**98**	175

* After impact of currency and commodity hedging, and contracted, priced sales as at 30 June 2008

** Assuming current annualised production and sales profiles, no currency or commodity hedging and no contracted, priced sales and purchases at 30 June 2008

Cash Flow, Net Debt and Financing Summary

On the back of the Group's strong operating performance, cash generated from operations in the period was $4.4 billion dollars. The cash generated from operations during the first half of 2007 included the receipt of the LionOre termination payment of $275 million, the one-off benefit of the sale of nickel inventory of $205 million and cash flows generated from the Aluminium business unit that was disposed of in May 2007.

Income tax payments dropped to just over 1 billion dollars due mainly to the tax payments in 2007 in respect to the former Falconbridge Group in relation to several years pre-dating the Falconbridge Group acquisition.

The acquisitions of Jubilee Mines, a Western Australian nickel producer, and Resource Pacific, owner of the Newpac underground coal mine in New South Wales, Australia were completed in the period with a total cash outlay of $3.7 billion. Strong cash flow from operations of $4.4 billion funded increased sustaining capital expenditure of $700 million and expansionary capital expenditure of almost $1.5 billion to further progress Xstrata's pipeline of greenfield and brownfield growth projects.

Net debt increased by $3.2 billion to $14.8 billion, increasing gearing (defined as net debt to net debt plus equity) to 34% at the end of the first half, within the Group's target range of 30% to 35%. Debt to EBITDA on a rolling 12 month basis remains at a comfortable level of 1.37 times, up from 1.07 times at the end of 2007. Furthermore, the impact of increased contracted coal and ferrochrome prices will add significant momentum to operating cash generation in the second half.

During the period, Xstrata issued a three tranche bond under its Euro Medium Term Note Programme launched in May 2007, comprising EUR 750 million 5.875% guaranteed notes due 2011, EUR 600 million 6.25% guaranteed notes due 2015 and £500 million 7.375% guaranteed notes due 2020. These bonds have been swapped into US dollars and to floating interest rates. The proceeds from the bond issues were used to refinance existing bank debt and further extend the maturity profile of the Group's debt.

MOVEMENT IN NET DEBT

$m	Six months to 30.06.08	Six months to 30.06.07
Cash generated from operations*	**4,432**	6,109
Net interest paid	**(300)**	(419)
Dividends received	**1**	2
Tax paid	**(1,048)**	(1,771)
Cash flow before capital expenditure	**3,085**	3,921
Sustaining capital expenditure	**(703)**	(504)
Disposals of fixed assets	**6**	20
Free cash flow	**2,388**	3,437
Expansionary capital expenditure	**(1,461)**	(486)
Cash flow before acquisitions	**927**	2,951
Purchase of investments	**-**	(55)
Purchase of subsidiaries and operations net of cash acquired	**(3,652)**	-
Sale of aluminium business, net of cash disposed	**-**	1,120
Net cash flow before financing	**(2,725)**	4,016
Purchase of own shares	**(17)**	(14)
Sale and issue of own shares	**68**	-
Equity dividends paid	**(327)**	(290)
Dividends paid to minority interests	**(111)**	(284)
Debt acquired with operations	**(14)**	-
Foreign exchange adjustment	**-**	(34)
Redemption of convertible bonds	**-**	202
Borrowing costs written off	**-**	(27)
Other non-cash movements	**(27)**	(20)
Movement in net debt	**(3,153)**	3,549
Net debt at the start of the year	**(11,624)**	(13,439)
Net debt at the end of the period	**(14,777)**	(9,890)

* Includes net termination payment from LionOre of $275 million in the six months to 30 June 2007

RECONCILIATION OF EBITDA TO CASH GENERATED FROM OPERATIONS

$m	Six months to 30.06.08	Six months to 30.06.07
EBITDA	**5,694**	5,696
Exceptional items	-	275
Discontinued operations	-	120
Share of results from associates	(7)	(7)
Share based compensation plans	116	55
Increase in inventories	(653)	(393)
Increase in trade and other receivables	(1,235)	(520)
Increase in deferred stripping and other assets	(191)	(70)
Increase in trade and other payables	630	627
Movement in provisions and other non-cash items	78	326
Cash generated from operations	**4,432**	6,109

NET DEBT SUMMARY $m	As at 30.06.08	As at 31.12.07
Cash	**1,442**	1,148
External borrowings	**(16,087)**	(12,640)
Finance leases	**(132)**	(132)
Net debt	**(14,777)**	(11,624)
Net debt to net debt plus equity	**34%**	32%

Working Capital

WORKING CAPITAL $m	As at 30.06.08	As at 31.12.07
Inventories	**4,863**	4,167
Trade and other receivables	**4,303**	2,967
Prepayments	**257**	265
Trade and other payables	**(4,548)**	(3,745)
Net working capital	**4,875**	3,654

Higher average commodity prices inflated debtors and negatively impacted working capital and cash generated from operations. Continued tight control on working capital resulted in average debtor days in the period remaining at a similar level to the prior year.

Treasury Management and Financial Instruments

The Group is generally exposed to US dollars through its revenue stream and seeks to source debt capital in US dollars directly or by borrowing in other currencies and swapping them into US dollars.

Currency cash flow hedging may be used to reduce the Group's short-term exposure to fluctuations in the US dollar against local currencies. The unrealised mark-to-market gain at 30 June 2008 was $7 million. Currency hedging gains reflected in the income statement for the first half amounted to $13 million.

The Group did not enter into any strategic, long-term base metals hedging contracts in the period. The unrealised mark-to-market loss on coal and gold hedges at 30 June 2008 for contracts maturing in the second half of 2008 was $309 million, based on the forward curve at that date.

Consolidated Capital Expenditure

CAPITAL EXPENDITURE SUMMARY (excludes deferred stripping expenditure) $m	**Six months to 30.06.08**	Six months to 30.06.07	Year ended 31.12.07
Alloys	44	16	56
Coal	186	171	460
Copper	214	150	425
Nickel	126	80	281
Zinc	128	73	219
Technology	1	1	3
Unallocated	4	5	11
Total Sustaining	**703**	496	1,455
Attributable Sustaining	*691*	490	*1,426*
Alloys	50	37	64
Coal	368	105	347
Copper	220	114	296
Nickel	645	159	424
Zinc	177	95	285
Technology	1	-	1
Total Expansionary	**1,461**	510	1,417
Attributable Expansionary	*1,266*	481	*1,396*
Alloys	94	53	120
Coal	554	276	807
Copper	434	264	721
Nickel	771	239	705
Zinc	305	168	504
Technology	2	1	4
Unallocated	4	5	11
Total	**2,164**	1,006	2,872
Attributable total	*1,956*	*971*	*2,822*

Expansionary capital expenditure amounted to $1,461 million, reflecting increased spending on a number of major growth projects. During the first half, the Koniambo nickel project in New Caledonia entered its major construction phase with a number of large construction contacts awarded and remains on schedule to commence production in 2011. Significant investment was also made to progress the Nickel Rim South project in the Sudbury Basin, in anticipation of production commencing in 2009, together with expenditure to develop the newly acquired Cosmos and Sinclair nickel assets in Western Australia.

Xstrata Coal continued to bring on-stream a number of growth projects, including the Goedgevonden thermal coal project in South Africa, expected to commence production in the second quarter of 2009 and the Glendell and 10.5 million tonnes per annum ROM Mangoola expansions in Australia.

A significant number of projects in Xstrata Copper's portfolio also continue to be developed. In North Chile, the Lomas Bayas expansion project is now two-thirds complete and the Altonorte smelter expansion is on target to commission in the last quarter of 2008. Project activities continued at Collahuasi, in Chile, on the 140,000 tonnes per day concentrator expansion and preparatory work associated with the 170,000 tonnes per day expansion. At Antamina, in Peru, the pebble crushing project was completed and pre-feasibility studies commenced on expansion options following substantial Mineral Resource upgrades. A final feasibility study was completed during the first half in Chile on the El Morro Project,and final feasibility studies were initiated into two major projects in southern Peru, Antapaccay and Las Bambas. Evaluation activities continued at the Tampakan project in the Philippines, the Energía Austral project in Chile and at El Pachón in Argentina.

Xstrata Zinc proceeded with the development of the McArthur River open pit mine in the Northern Territory, Australia, the development of the new Perseverance mine in Canada, which is currently in production ahead of schedule and the second phase of the Mount Isa lead-zinc concentrator expansion in Queensland, Australia, also expected to be commissioned in late 2008.

Acquisitions and disposals

On 29 October 2007 the Group announced a cash offer for shares in Jubilee Mines NL (Jubilee) of AUD23 per share or $2,875 million in total. On 31 January 2008, the Group declared the offer free from all conditions following the receipt of 61.66% acceptances. Xstrata gained control of Jubilee Mines on 31 January and the transaction completed on 31 March 2008. Through the acquisition, Xstrata Nickel has gained access to the major Western Australian nickel belt through the operational Cosmos nickel mine, together with further growth options from the Sinclair growth project and a highly prospective land position.

In February 2008, Xstrata Alloys acquired the De Wildt project from Nkwe Platinum Limited for $12 million. The project is situated in the Western Limb of the Bushveld Complex adjacent to Xstrata's Elandsfontein mine and up-dip from the Hoekfontein property.

On 5 December 2007 the Group announced an unconditional cash offer for Resource Pacific Holdings Limited (Resource Pacific) of AUD2.85 per share and on 8 February 2008 the offer price was increased to AUD3.20 per share. Xstrata gained control of Resource Pacific on 20 February and the acquisition completed on 23 April 2008. The total cost of the acquisition was $910 million. Resource Pacific was previously listed on the Australian stock exchange and owns a 90% interest in the Newpac underground coal mine located in the Hunter Valley coalfields of New South Wales, Australia.

On 15 May 2008, Xstrata Copper announced an unsolicited cash offer for Indophil Resources NL of AUD1 per share. On 20 June a consortium comprising Crosby Capital Limited, the Alsons Group and Mr Richard Laufmann, the CEO and Managing Director of Indophil announced a competing offer of AUD1.28 per share. On 22 June Xstrata increased its offer to AUD1.28 per share. Xstrata's offer is scheduled to close at 7pm Sydney time on 15 August, unless extended or otherwise amended.

Dividends

The Directors have proposed a 2008 interim dividend of 18¢ per share amounting to $173 million which will be paid on 10 October 2008. The final 2007 dividend of 34¢ per share amounting to $327 million was paid on 25 April 2008.

DIVIDEND DATES	2008
Ex-dividend date	17 September
Deadline for return of currency election forms	19 September
Record date	19 September
Applicable exchange rate date	3 October
Payment date	10 October

As Xstrata plc is a Swiss tax resident company, the dividend payment will be taxed at source in Switzerland at the rate of 35%. A full or partial refund of this tax may be available in certain circumstances.

The interim dividend is declared and will be paid in US dollars. Shareholders may elect to receive this dividend in Sterling, Euros or Swiss francs. The Sterling, Euro or Swiss francs amount payable will be determined by reference to the exchange rates applicable to the US dollar seven days prior to the dividend payment date. Dividends can be paid directly into a UK bank or building society account to shareholders who elect for their dividend to be paid in Sterling.

Further details regarding tax refunds on dividend payments, together with currency election and dividend mandate forms, are available from Xstrata's website (www.xstrata.com) or from the Company's Registrars.

Share Data

Under IFRS, own shares (treasury stock) are deducted from the total issued share capital when calculating earnings per share. During the period, 4,535,661 shares were disposed of and 6,000,000 shares were issued to the Share Ownership Trust, (an employees' share scheme as that term is defined for the purposes of the Companies Act 1985 and within the provisions), to service the exercise of employee share options.

SHARE PRICE	XTA LSE (GBP)	XTA SWX (SFR)
Closing price 31.12.07	35.50	81.75
Closing price 30.06.08	40.24	81.35
Period high	44.20	90.80
Period low	30.97	66.10
Period average	38.75	80.28

SHARES IN ISSUE FOR EPS CALCULATIONS	Number of shares (000s)
Weighted average for 6 months ended 30.06.08 used for statutory eps calculation	960,713
Weighted average for 6 months ended 30.06.07 used for statutory eps calculation	957,617
Weighted average for 12 months ended 31.12.07 used for eps calculation	959,549
Total issued share capital as at 30.06.2008	977,667

PUBLICLY DISCLOSED MAJOR SHAREHOLDERS Name of shareholder	Number of Ordinary shares of US$0.50 each	% of Ordinary issued share capital
Glencore International AG	336,801,333	34.45%
Legal and General Group plc	29,999,246	3.06%

Principal risks and uncertainties

The Xstrata Group is exposed to a number of risks and uncertainties which exist in our business and which may have an impact on our ability to execute our strategy effectively in the future. The principal risks and uncertainties facing the Group, as outlined in the Annual Report 2007 in the Business review section on pages 23 to 27, remain appropriate for 2008 and were identified as follows:

- Commodity price volatility
- Fluctuations in currency exchange rates
- Climate change
- Project development
- Cost pressures due to high inflation in the mining industry
- Shortage of skills and retention of key personnel
- Health, safety and environment
- Political and community
- Integration of acquisitions
- Energy and water supply
- Operational risks and reserves and resources

Markets | Alloys

Ferrochrome and Vanadium

Stainless steel melt production has increased steadily from the lower levels seen in the second half of 2007, resulting in increased demand for ferrochrome globally in the first half of 2008. Stainless steel production in Western Europe and, to a lesser extent, Eastern Europe has increased in the first half of 2008, from the second half of 2007, however production in the US remains weak, due to slowing economic growth. The rate of growth of stainless steel production in China, has also slowed. Global production of stainless steel for the first half of 2008 is estimated at 15.3 million tonnes, 1% lower than the comparable period of 2007, but 16% higher than the second half of 2007.

Increased costs of raw materials and nickel have resulted in numerous stainless producers increasing production of ferritic grades at the expense of nickel-bearing austenitic production over the past two years. The switch away from austenitic stainless steel increases demand for virgin chrome units in the short term, as less ferritic scrap is generally available in the market. In the medium-term, a steady supply of austenitic secondary material available from lower overall austenitic production is likely to check the proportional growth in virgin chrome units.

Stronger stainless melt production compared to the second half of 2007, together with increased production of ferritic grades and reduced South African ferrochrome production due to power constraints resulted in a surge in spot ferrochrome prices. Higher ferrochrome prices have prompted an increase in the importation of chrome ore into China in the first half of 2008 for the production of ferrochrome. In the first six months of 2008, China imported 3.5 million tonnes of ore, an increase of 23% over the same period in 2007.

Supported by strong demand and high spot prices, the ferrochrome base price (European Benchmark) rose to a record 192¢ per pound in the second quarter of 2008, up from a previous record level of 121¢ per pound in the first quarter and climbed to new record levels of 205¢ per pound in the third quarter. The average European base price of 156.5¢ per pound for the first half of 2008 is 97% higher than the first half of 2007.

Stainless steel production is set to slow in the third quarter of this year as a number of Asian stainless steel mills have announced cuts in output, due to a softening stainless steel market, which has been impacted by a weaker global economy and the traditional northern hemisphere summer shutdowns. The market is, however, expected to show renewed strength during the fourth quarter of 2008. For the full year, stainless steel production is anticipated to increase to above 29 million tonnes in 2008, around 6% higher than the previous year, supporting robust ferrochrome prices. New ferrochrome capacity expansions in South Africa have been deferred to 2011 due to Eskom power supply constraints, further supporting prices.

Demand for vanadium remained robust in the first half. Led by Asian countries, including China, India, Japan, South Korea and Taiwan, production of crude steel, the major market for vanadium, increased by approximately 6% compared to the first half of 2007. The Asian region accounted for more than 56% of the world's crude steel production, while China alone accounted for nearly 38% of global production in the first half of 2008, with Chinese production growing by nearly 10% compared to the first half of the previous year.

Supply disruptions in China and South Africa placed upward pressure on ferrovanadium prices. The average LMB quoted price of $70.57 per kilogram vanadium in the first half of 2008 was 91% higher than the same period in 2007. Steady demand and tight availability of material are expected to keep ferrovanadium prices at elevated levels in the second half of 2008, compared to 2007.

Platinum Group Metals

Supply disruptions to South African PGM producers continued in the first half of 2008 and were exacerbated by adverse weather conditions and rolling power outages and operational difficulties for some producers.

The platinum and rhodium end markets, which are largely dependent on South African supplies, reacted strongly to these disruptions and prices reached new highs of $2,275 and $10,100 per ounce respectively. Prices have stabilised at elevated levels, with platinum, palladium and rhodium ending the first six months of 2008 at $2,071, $468 and $9,725 per ounce respectively, a respective increase of 35%, 26% and 42% since the beginning of 2008. Average prices achieved for platinum, palladium and rhodium during the first half of 2008 rose by 59%, 25% and 48% compared to the same period last year.

PGM demand is expected to remain strong for the remainder of 2008, driven by tightening automotive emissions legislation and consequent increased demand for catalytic converters. The current high prices have, however, negatively impacted demand for platinum jewellery. Platinum demand growth may also be tempered by substitution, driven by high prices and the price differential between platinum and palladium. A slowdown in global economic growth is likely to dampen automotive demand for PGMs, which accounts for approximately 56% of platinum consumption. Set against this, a number of major producers are experiencing supply disruptions often associated with safety issues and rising costs as operations access deeper and lower grade reserves.

Due to the various supply disruptions experienced, global production in 2008 is expected to remain at a similar level to the previous year. The platinum market is therefore forecast to remain in deficit by approximately 500,000 ounces during 2008. Any further supply-side disruptions could result in further price increases for platinum and rhodium.

Xstrata Alloys

FINANCIAL AND OPERATING DATA $m	**Six months to 30.06.08**	Six months to 30.06.07	Year ended 31.12.07
Ferrochrome and Vanadium			
Revenue	**993**	540	1,223
EBITDA	**541**	154	382
Depreciation and amortisation	**(24)**	(20)	(52)
EBIT	**517**	134	330
Share of Group EBIT	**11.5%**	2.9%	3.7%
Capital employed	**1,156**	1,050	1,092
Return on capital employed*	**86.5%**	29.6%	31.0%
Capital expenditure	**44**	46	103
Sustaining	**39**	16	56
Expansionary	**5**	30	47
Platinum Group Metals			
Revenue	**212**	49	129
EBITDA	**153**	31	66
Depreciation and amortisation	**(16)**	(1)	(7)
EBIT	**137**	30	59
Share of Group EBIT	**3.0%**	0.6%	0.7%
Capital employed	**1,621**	73	1,774
Return on capital employed*	**16.4%**	85.3%	16.4%
Capital expenditure	**50**	7	17
Sustaining	**5**	-	-
Expansionary	**45**	7	17

* ROCE % based on average exchange rates for the period

EBIT VARIANCES	$m
EBIT 30.06.07	**164**
Sales price*	477
Volumes	38
Unit cost – real	38
Unit cost – CPI inflation	(38)
Unit cost – mining inflation	(56)
Unit cost – foreign exchange	49
Other income and expenses	3
Depreciation and amortisation (excluding foreign exchange)	(21)
EBIT 30.06.08	**654**

* Net of commodity price linked costs, treatment and refining charges

Xstrata Alloys EBIT increased by nearly 300% or $490 million in the first half of 2008 compared to the same period last year, boosted by higher platinum and ferrochrome volumes and increased prices for ferrochrome, vanadium and PGMs.

Robust commodity prices and increased PGM production enhanced revenue by 105% against the comparative period in 2007. The beneficial impact of higher commodity prices period-on-period added over $477 million to EBIT during the period, whilst volume growth contributed $38 million. EBITDA increased by 275% to $694 million.

Real cost savings of $44 million from the chrome and vanadium business were only slightly offset by higher costs in the PGM business, contributing $38 million to EBIT overall, despite ongoing significant cost increases for raw materials. However, the impact of ongoing inflationary pressures continued to weigh heavily as a result of consumer price indexed inflation in South Africa and continued inflation in the price of mining sector inputs, in

particular reductants and to a lesser extent power. The combination of higher CPI and mining sector inflation reduced EBIT by $94 million.

Operations

Ferrochrome and Vanadium

EBIT increased by 286% to $517 million, due to higher average prices and cost control in an environment of high mining sector cost inflation.

On 25 January 2008, South Africa's electricity utility Eskom declared force majeure on electricity supply contracts to mining companies and other large industrial users. Eskom informed all South African ferrochrome producers that 80% of normal power supply would be restored to operations on 30 January 2008 and 90% of normal power supply on 1 February 2008. This 90% restriction will apply for an indefinite period. It is anticipated that power shortages will continue to limit supply over the next five years, until new generating capacity comes on line.

While power restrictions have contributed to higher ferrochrome prices in the short term, due to reduced supply from South African producers in a tight market, production volumes were also negatively impacted. Attributable saleable production of 615,000 tonnes of ferrochrome increased marginally by 3%, as the full contribution from furnaces brought back into commission during the first half of 2007 was offset by reduced power supply. In the medium term, power restrictions will also adversely affect South African producers' reputation as reliable suppliers of ferrochrome. Xstrata Alloys identified power as a potential constraint on growth some years ago, leading to its investment of significant capital to realise energy efficient projects such as the Bokamoso pelletising plant and Lion smelter. In addition Xstrata Alloys has now initiated a project to evaluate various options of securing power to its plants, including independent power generation from both off-gas generation and from coal.

The price of raw materials continued to increase in the first half, in particular metallurgical grade coke prices which increased by 51%, offset to some extent by the weaker Rand, which softened by 7%. The Xstrata-Merafe Chrome Venture operations outperformed industry peers in containing unit costs, which fell by 11% in real terms year-on-year, mainly due to the Premus technology used at the efficient Lion ferrochrome smelting complex and the contribution of the Bokamoso pelletising plant, which was commissioned in the second half of 2007. These technologies improved the efficiency of power and ore consumption at the chrome operations by 13% and 9% respectively and also enabled a reduction in the proportion of metallurgical grade coke used, through partial substitution with lower-priced reductants such as anthracite. Xstrata Alloys's strategy has also focused on reducing reliance on third party reductants, leading to the development of in-house char and anthracite resources over the past several years. This access to in-house resources provided a further benefit in an environment of strong inflation in reductant prices.

The additional agglomeration capacity provided by Lion and Bokamoso enabled the use of larger volumes of lower-cost UG2 chrome ore tailings. Optimisation of the UG2 concentrating plants, together with 146,000 tonnes of additional UG2 ore from the Mototolo and Eland PGM concentrators further supplemented UG2 ore supply. Xstrata Alloys benefits from vertical integration into primary ore and UG2 tailings and is not currently a major participant in the chrome ore export market.

The mining division has completed all submissions to the Department of Mineral and Energy for New Order Prospecting and Mining Rights and in respect of which ten of the eleven submissions have been granted to date. In addition, six out of twelve mining right conversions submitted to the Department have been granted.

Production volumes at Xstrata's integrated vanadium operation fell by 25% due to ongoing power restrictions from Eskom, together with operational problems experienced during the period and the discontinuation of purchased vanadium-rich spinel.

Platinum Group Metals

EBIT increased by 357% to $137 million, boosted by the ramp-up of the Elandsfontein operation and higher average prices.

The Mototolo joint venture commenced production in the second half of 2006 and continues to ramp up. Both the Borwa and Lebowa shafts are expected to reach steady state production during the third quarter of 2008, increasing Mototolo mined production to approximately 200,000 run of mine tonnes per month.

The Elandsfontein mine and concentrator reached steady state production ahead of schedule in June 2008 with the opencast operation now producing approximately 250,000 tonnes of ore per month from two pits. Concentrator recoveries are expected to improve further in the second half as production from the opencast pits ramps up, depleting the oxidised material stockpiled during development of the boxcuts.

SUMMARY PRODUCTION DATA	Six months to 30.06.08	Six months to 30.06.07	Year ended 31.12.07
Ferrochrome (kt)*	**615**	598	1,219
Vanadium**			
Ferrovanadium (k kg)	**1,528**	2,055	4,280
V2O5 (k lbs)	**6,927**	9,249	18,870
Platinum Group Metals**			
Platinum	**64,518**	21,619	57,303
Paladium	**30,625**	12,773	32,618
Rhodium	**8,056**	3,684	9,294
Indicative average published prices (Metal Bulletin)			
Ferrochrome (c/lb)	**156.5**	79.4	89.3
V2O5 ($/lb)	**14.4**	7.3	7.4
Ferrovanadium ($/kg V)	**70.6**	37.0	37.2
Average LPPM Platinum price ($/oz)	**1,971**	1,240	1,337
Average LPPM Palladium price ($/oz)	**445**	356	355
Average MW Rhodium price ($/oz)	**8,858**	5,984	6,201

* Including Xstrata's 79.5% share of the Xstrata-Merafe Chrome Venture
** 100% consolidated

Developments

Ferrochrome

The Bokamoso pelletising project was completed within budget and on time in the second half of 2007. Design production capacity was exceeded by more than 15% for each consecutive month of the first quarter of 2008.

In the western limb, Boshoek opencast reserves have been successfully developed and are now in steady state production. Commissioning of the Waterval Mine has commenced and the mine is scheduled to reach full production in 2011. In order to supplement chromite ore supplies to Lion and Lydenburg, an opencast development of the Magareng reserves is currently being considered and development is planned to start during the fourth quarter of 2008.

Platinum Group Metals

A revised mine plan for the open cast operations has delayed the sinking of two decline shafts at Elandsfontein until early 2009. Open-cast mine design work will be completed in the third quarter of 2008, with underground mining sustaining production levels once ore from the opencast operation is depleted. Mine life at current production levels is projected to be 50 years.

Expansion plans are under way to increase milling capacity to enable production levels to ramp up to around 600,000 ounces of PGMs by 2013. The concentrator phase two project is progressing well, with the environmental impact assessment currently under way. Project work to install the required milling capacity has been approved and all long lead items such as the mills have been ordered.

The acquisition of the De Wildt property for $12 million, has provided an enhancement to the Elandsfontein resource and will result in an extension of the open pit. An extensive exploration programme at the Madibeng and De Wildt properties will commence during August 2008. Drilling is under way at the Beestkraal property and the first Merensky reef intersection has recently been completed.

Markets | Coal

Pacific thermal coal markets

Consumer demand in the Pacific basin remained robust throughout the first half and into the third quarter, underpinned by a high proportion of base load coal-fired power generation and coal's attractive cost position for energy generation. Coal consumption by power utilities in Japan, Korea and Taiwan has risen by 7% or 5 million tonnes compared to the first half of 2007. Imports in the rest of Asia, excluding China, have risen nearly 15% on an annualised basis. Chinese imports of thermal coal from Australia and Indonesia remain in line with last year.

Chinese authorities imposed a one-month moratorium on thermal coal exports for March to rebalance regional domestic supply shortages and consequently reduced export licences from 70 million tonnes in 2007 to a maximum of 53 million tonnes in 2008. To date, permits are allocated for 31.8 million tonnes of coal exports. Domestic thermal coal supply shortages continue within China and are expected to further constrain export supply.

Due to rainfall earlier this year, Indonesian export growth to the end of May slowed compared to 2007. Growth in 2008 is 7% on an annualised basis compared with approximately 11% in 2007, further increasing market tightness and pricing pressure within the Pacific basin.

Thermal coal exports from Australia were constrained in the first half as a result of flooding in Queensland early in the year. This was exacerbated by a one million tonne increase in exports of higher priced semi-soft coking coal from the Hunter Valley in New South Wales at the expense of thermal tonnage. While some recovery is anticipated in the second half of the year, growth in Australian exports will remain limited by continuing infrastructure constraints.

In the context of the significant tightness in the thermal coal market, record thermal coal contract prices were achieved by Australian coal producers with major Japanese contract customers for the contract year commencing 1 April 2008. The 2008 benchmark price for Australian thermal coal to Japan of $125 per tonne represents an increase of $69.5 per tonne, 125% up over the previous year.

Since April, limited supply and robust demand growth have fuelled a rapid rise in spot prices which have recently been trading in a range between $150 and $200 per tonne. Availability of physical spot market tonnes remains low.

Xstrata's Pacific market thermal coal sales remain dominated by Japan, Korea and Taiwan, accounting for in-excess of 75% of sales. Term and annual contracts represent approximately 75% of Xstrata Coal Australia's thermal coal sales with the balance sold on the spot market.

High spot prices for gas and fuel oil are expected to continue to stimulate demand for coal as the lowest cost energy source. While some recovery of export growth is anticipated from both Australia and Indonesia, ongoing growth in coal imports into Korea, Thailand, China and India, restricted exports from China and the potential for further Chinese domestic supply shortfalls will continue to support thermal coal prices over the remainder of the year and into 2009.

Atlantic thermal coal markets

Higher oil and gas prices continue to strengthen demand for coal for power generation in the European market. European demand is estimated to grow 2% or 3 million tonnes in 2008. Supply disruptions and competing demand growth for South African coal in Asian markets has led to South African coal being diverted to the Pacific market, precipitating significant price increases in the Atlantic market.

Inadequate rail infrastructure and rising domestic market demand also continues to restrict exports from Russia while rising domestic demand in Poland is expected to cause Polish exports to fall by approximately 25% to 4 million tonnes.

While exports from Colombia and the US continue to grow, this growth has been insufficient to offset the combined supply shortfalls from South Africa, Russia, Poland and Venezuela, contributing to a further tightening in coal availability for the European market.

Rising international market prices and the shortage of supply from traditional supplier regions to the Atlantic market attracted exports from US producers into Europe. Rising oil and gas prices in the US domestic market

have further led to increasing thermal coal demand by domestic power generators. This in turn has created supply shortages in the US domestic market, thereby contributing to an overall increase in US domestic and Atlantic market prices.

Heavy rainfall in the first half of 2008, power supply disruptions and performance issues with rail transport have curtailed exports of South African coal, down by over 9% compared to the first half of 2007. Incremental demand from Eskom to counteract power shortages has also led some producers to divert export coal into the domestic market, further limiting exports. Supply shortages have required domestic consumers to purchase some higher grade coal and as a consequence, domestic market prices have risen dramatically to approximate export parity.

Higher cost marginal tonnes from the US will continue to be required in the European market to offset supply shortfalls from South Africa. The lack of bituminous coal supply growth in the US is leading to stock depletion and will continue to support strong US domestic and Atlantic pricing.

The combination of supply shortages and continued strong demand for thermal coal in the Atlantic market have resulted in forward curves for 2009/2010 flattening at levels around current spot prices, reflecting Xstrata's belief that thermal coal prices will remain strong into 2009 and beyond.

Coking coal markets

As a result of the first half's extreme rainfall and ongoing infrastructure constraints, supply shortfalls of metallurgical coal from the Bowen Basin open cut operations have resulted in lower exports from Australia. Annualised year to date exports remain 6 million tonnes below 2007. Supply growth from Canada and the US has boosted seaborne supply from the major export countries to 7 million tonnes or 3.5% ahead of last year on an annualised basis, while iron and steel production in metallurgical coal import markets has increased by 6% over the same period.

The aggregate supply of all coking coals (hard coking, semi hard coking and semi soft coking coals) is masking a significant shortfall specifically in hard coking coal supply and consumers are attempting to compromise with lower grade coal in coke blends. It is anticipated that the supply deficit of hard coking coal will result in additional spot market demand in the second half.

Metallurgical coal demand is underpinned by pig iron production growth in all major metallurgical coal import markets (Japan, Korea, Europe, India and South America). In addition, coal supply shortfalls and strong economic growth in Eastern Europe have prompted new import coal demand in 2008, totalling in excess of 4 million tonnes.

In April, contract prices of $300 per tonne were agreed by the largest coking coal supplier with term customers for its prime hard coking coals for the year ending March 2009. This settlement represented an increase of $202 per tonne (206%) over last year. Subsequently, all other hard coking coal suppliers, with the exception of Xstrata, settled at an equivalent price level.

Xstrata has substantially completed its 2008 price negotiations with term customers while developing a new customer base largely within the rapidly expanding Indian steel industry. For the contract year commencing April 2008, the average price for prime hard coking coal agreed to date is $362 per tonne. This will underpin a significant increase in profitability in the second half of 2008 and into 2009.

Asian steel mills and Australian coal producers, including Xstrata, have settled prices for NSW high volatile semi soft coking coals at $240 per tonne, which applies for the contract year commencing 1 April 2008 and represents an increase of 276% over last year's term price of $63.90. In addition, Xstrata reached agreement on the cancellation of some lower priced undelivered carryover tonnage from the previous year, bringing average export prices for Xstrata's semi-soft coal to $258 per tonne for the new contract year.

Prime hard coking coal is expected to remain in short supply as demand from BRIC and Eastern European economies continue to underpin global metallurgical coal demand growth. Supply growth from the US is expected to only partially make up the Australian supply shortfalls.

Although China has historically been largely self-sufficient in the supply of metallurgical coal, there is mounting evidence of coking coal quality and availability issues within the country over the next few years. Strong steel

production growth in India and committed pig iron production capacity growth in Brazil, India, Vietnam, and Eastern Europe is expected to stimulate coking coal demand growth for the rest of the year and beyond.

These factors are expected to support strong pricing for premium quality coking coal for the foreseeable future.

Xstrata Coal

FINANCIAL AND OPERATING DATA

$m	**Six months to 30.06.08**	Six months to 30.06.07	Year ended 31.12.07
Revenue: operations†	**3,102**	1,784	3,965
Coking Australia	**630**	255	587
Thermal Australia	**1,568**	900	1,996
Thermal South Africa	**543**	378	864
Thermal Americas	**361**	251	518
Revenue: other	**166**	87	236
Coking Australia	**3**	-	-
Thermal Australia	**138**	65	180
Thermal South Africa	**25**	22	56
Total revenue	**3,268**	1,871	4,201
Coking Australia	**633**	255	587
Thermal Australia	**1,706**	965	2,176
Thermal South Africa	**568**	400	920
Thermal Americas	**361**	251	518
EBITDA	**1,340**	509	1,194
Coking Australia	**295**	85	214
Thermal Australia	**620**	195	508
Thermal South Africa	**252**	108	235
Thermal Americas	**173**	121	237
Depreciation and amortisation	**(304)**	(227)	(504)
Coking Australia	**(47)**	(27)	(71)
Thermal Australia	**(153)**	(101)	(231)
Thermal South Africa	**(64)**	(62)	(126)
Thermal Americas	**(40)**	(37)	(76)
EBIT	**1,036**	282	690
Coking Australia	**248**	58	143
Thermal Australia	**467**	94	277
Thermal South Africa	**188**	46	109
Thermal Americas	**133**	84	161
Capital employed	**10,158**	7,174	8,557
Australia	**7,166**	3,809	5,269
South Africa	**1,157**	1,574	1,481
Americas	**1,835**	1,791	1,807
Share of Group EBIT	**23.0%**	6.0%	7.8%
Australia	**15.9%**	3.2%	4.8%
South Africa	**4.2%**	1.0%	1.2%
Americas	**2.9%**	1.8%	1.8%
Return on capital employed*	**20.9%**	8.1%	9.2%
Australia	**20.7%**	8.4%	10.0%
South Africa	**31.4%**	5.9%	7.6%
Americas	**14.5%**	9.4%	8.9%
Capital expenditure	**554**	276	807
Australia	**369**	174	489
South Africa	**146**	62	231
Americas	**39**	40	87
Sustaining	**186**	171	460
Expansionary	**368**	105	347

* ROCE % based on average exchange rates for the period
† Includes purchased coal for blending with mine production

EBIT VARIANCES	$m
EBIT 30.06.07	**282**
Sales price*	956
Volumes	59
Unit cost – real	69
Unit cost – CPI inflation	(89)
Unit cost – mining industry inflation	(83)
Unit cost – foreign exchange	(143)
Other income and expenses	11
Depreciation and amortisation (excluding foreign exchange)	(26)
EBIT 30.06.08	**1,036**

* net of commodity price linked costs, treatment and refining charges

Operations

Overall production volumes increased by 4% compared with the first half of 2007, as a result of improved operational performance from Cerrejón and the contribution of recent acquisitions in New South Wales. Despite adverse weather in Queensland and continuing infrastructure constraints in all operating regions, sales tonnes increased by 13% across Xstrata Coal's divisions.

While demurrage charges have decreased compared to the first half of 2007, infrastructure constraints continue to affect Xstrata Coal operations, with the east coast of Australia still facing shipping queues and rail delays. Xstrata continues to work with industry and the respective state Governments towards developing long term viable solutions. This includes the recent NSW Greiner review of Newcastle Ports and the commencement of studies into the proposed Wiggins Island and Port Alma coal terminals in Queensland.

Xstrata Coal's EBIT increased to $1,036 million, up 267% on the same period to June 2007, reflecting higher realised prices, increased production and sales volumes, lower demurrage charges compared to the first half last year and real cost savings of $69 million. The full impact of higher prices, cost savings and improved volumes was diminished by ongoing CPI and mining sector inflation and the strengthening of the Australian dollar.

Australian thermal coal

Consolidated saleable thermal coal production including semi-soft remained stable at 20.2 million tonnes, despite the adverse impact of significant rainfall in Queensland in the first quarter of 2008.

Sales tonnes increased by 9% year-on-year, despite continuing capacity constraints at Newcastle and Dalrymple Bay coal terminals and the impacts of extreme weather conditions in Queensland.

Realised export thermal prices for the half year increased to $79 per tonne from $48 per tonne and semi-soft prices increased to $107 per tonne from $60 per tonne. Despite the stronger Australian dollar and cost inflation of major inputs, including labour, fuel and explosives, improved prices resulted in an increase of 397% in EBIT to $467 million.

Australian coking coal

Consolidated saleable production increased by 39% against the corresponding period for 2007. This was due to the acquisitions of the Tahmoor operation in New South Wales in late 2007, together with the contribution of the new Wollombi pit which commenced production in 2007 and improved productivity at the Oaky Creek longwall operations. Production at Tahmoor is expected to increase further in the second half, following the completion of surface rectification works, which required the shutdown of the longwall for two months in the first half of the year. Production volumes increased at Xstrata Coal Queensland's operations driven by improved volumes from the Oaky Creek underground longwall operations, which were unaffected by the rain events.

Oaky Creek was able to take advantage of extra port capacity due to other producer shortfalls during the extreme weather and overall export sales increased to 4 million tonnes.

Realised prices increased to $166 per tonne from $102 per tonne in the first half of 2008. Higher prices and improved volumes led to a 328% increase in EBIT to $248 million. These results are partially offset by the stronger Australian dollar and rising costs due to CPI and mining sector inflation.

South Africa

Despite industry challenges in power and rail, production remained at the same level as the corresponding period in 2007, despite the significant wet weather and some electricity supply interruptions experienced in the first quarter of 2008, due to a strong second quarter performance. Record prices, the weakening of the Rand and unit cost containment significantly improved EBIT which increased by 309% to $188 million and outweighed the negative impact of rising input costs, particularly fuel and distribution.

Sales tonnes increased by 11% over the equivalent period in 2007, supported by an increase in domestic sales, while the volume of export sales decreased by 300,000 tonnes in the first half, due to a decline in rail capacity.

Americas

Consolidated saleable production at Cerrejón increased by 11% to 5.2 million tonnes, underpinned by continued productivity gains and improving equipment availabilities, as the operation ramps up to targeted annual production of 32 million tonnes by the end of 2008. Sales volumes for the period increased by 6%.

Xstrata's one-third share of Cerrejón contributed $133 million to EBIT, an increase of 58% on the corresponding 2007 period. This increase is a direct result of stronger received prices, partially offset by higher input costs, in particular fuel prices.

Xstrata Coal's profitability in the second half of 2008 will reflect the full benefit of significantly higher thermal coal prices, which have more than doubled and coking coal prices, which have trebled in mid 2008. Furthermore, volume increases at Xstrata's operations, together with sustained strength in all coal prices are expected to result in record profitability for Xstrata Coal in 2008.

SUMMARY PRODUCTION DATA (million tonnes)	Six months to 30.06.08	Six months to 30.06.07	Year ended 31.12.07
Total consolidated production	**39.6**	38.1	82.8
Australian coking	**3.2**	2.3	6.8
Australian semi-soft coking	**3.3**	2.7	6.4
Australian thermal	**16.9**	17.4	35.0
South African thermal*	**11.0**	11.0	24.7
Americas thermal	**5.2**	4.7	9.9
Consolidated Australian sales total	**24.7**	21.5	46.5
Coking export	**4.0**	2.5	6.0
Semi-soft coking export	**3.3**	2.7	6.4
Thermal export	**13.7**	12.9	26.6
Thermal domestic	**3.7**	3.4	7.5
Consolidated South African sales total*	**11.8**	10.6	24.9
Thermal export	**6.0**	6.3	13.7
Thermal domestic	**5.8**	4.3	11.2
Consolidated Americas sales total	**5.1**	4.8	9.9
Attributable Australian sales total	**23.5**	20.4	43.9
Coking export	**4.0**	2.5	6.0
Semi-soft coking export	**3.0**	2.4	5.8
Thermal export	**12.9**	12.2	24.7
Thermal domestic	**3.6**	3.3	7.4
Attributable South African sales total*	**9.6**	8.3	20.1
Thermal export	**4.8**	4.9	11.0
Thermal domestic	**4.8**	3.4	9.1
Average received export FOB coal price ($/t)			
Australian coking	**165.9**	102.2	98.1
Australian semi-soft coking	**107.3**	60.3	62.5
Australian thermal	**78.5**	48.4	51.2
South African thermal	**76.4**	49.5	51.7
Americas thermal	**71.1**	52.3	52.3

* For production reporting DTJV is included for the first six months. For financial reporting DTJV will be excluded from Xstrata Coal's ex-mine results as a result of the DTJV re-structuring announced on 3 March 2008

Developments

Xstrata Coal has five projects in the execution phase: expansions at the Glendell and Liddell open cut mines and a replacement underground operation at Blakefield South in New South Wales; the Goedgevonden thermal coal operation, a new 12 million tonnes per annum ROM mine nearing completion in South Africa; and the soon to be completed expansion to 32 millions tonnes at Cerrejón in Colombia. In addition, Xstrata Coal has a robust pipeline of brownfield and greenfield projects across the business in each operating geography.

Australia

On 11 March, Xstrata Coal announced it had received the necessary approvals to commence mining operations at the 4.5 million ROM tonnes per year Glendell open cut operation. Glendell has commenced operation with overburden removal underway, recruitment of the workforce continuing and infrastructure, plant and equipment orders progressing well. The Mount Owen upgrade to the coal handling and preparation plant (CHPP) to allow processing of coal from the new Glendell pit was successfully commissioned one month ahead of schedule in the first half. The total capital cost of AUD63 million was under the original budget. Production has ramped-up to design capacity and first coal from the boxcut contract at Glendell was produced in June. Xstrata equipment will begin operation in July.

The Liddell expansion project involves the construction of the new Liddell CHPP, infrastructure and new train loading facilities. At the end of June, commissioning of the new CHPP was under way and the project is scheduled to be completed within budget in the third quarter. The mining operation is currently ramping up and the project will deliver an increase in output of 1.8 million ROM tonnes per annum by fourth quarter 2008.

The acquisition of Resource Pacific Limited completed in the first half at a total cost of $910 million. The integration of the business has proceeded smoothly and the former Newpac mine has been renamed Ravensworth Underground. Good progress has been made on development rates, increased ventilation and improvements to underground conditions. Life of mine planning studies suggest the mine will deliver a nominal long term production level of 3.4 million product tonnes per annum of predominantly semi-soft coking coal. Marubeni is currently reviewing its option to increase its stake in the Company to 22%.

A new longwall is due to start up at the Blakefield South project in the first half of 2010 at a capital cost of AUD375 million. This mine is expected to replace production from the successful Beltana longwall operation.

The feasibility study into the Mangoola project (previously Anvil Hill) was completed in the first half and early road works will commence in the second half.

The second stage of the development of the Wollombi mine is under way, aimed at commencing production from a new coking coal pit, utilising two new fleets of equipment and new infrastructure, at a capital cost of AUD115 million. The project is forecast to be completed within budget and on schedule during the second half of 2008.

Pre-feasibility work continued at the Wandoan project in the Surat basin of Queensland. A 50,000 tonne sample pit was developed during the first half, generating large volumes of coal for processing and test burns of washed product.

South Africa

In March, Xstrata Coal announced the restructuring of its Douglas Tavistock Joint Venture (DTJV) with BHP Billiton Energy Coal South Africa (BECSA) comprising the Douglas and Middelburg collieries. Xstrata South Africa owned 16% of the joint venture with the balance owned by BECSA, who also operated the complex.

Under the terms of the restructuring, Xstrata acquired reserves totalling 157 million ROM tonnes approximately equivalent to its 16% share of the DTJV, in an area contiguous to its 100% owned Arthur Taylor Colliery Open-Cast Mine (ATCOM) operations, together with approximately 16% of the major mobile equipment, including a dragline.

The restructuring will enable Xstrata Coal to integrate the acquired reserves into Xstrata Coal's ATCOM complex, leveraging existing infrastructure and taking direct management control of the operation, which will be renamed ATCOM East.

Progress was made in the first half in the development of the Goedgevonden project, an open cut mine located in the Witbank coalfield, in the Mpumalanga province. Earthworks and civil engineering are nearing completion, the rail bridges are complete and the track laying has commenced. The CHPP and other infrastructure are under construction and the project is expected to be producing in the second quarter of 2009.

The Southstock 5-seam underground mine, which enters the underground from an open cut pit highwall, commenced in the first quarter of 2008.

Americas

At Cerrejón Coal in Colombia, feasibility studies into an expansion of annual capacity to 40 million tonnes are expected to be completed by the third quarter of 2008.

Pre-feasibility studies at the Donkin project in Nova Scotia, Canada, have progressed and an underground exploration strategy utilising continuous miner technology is now being reviewed.

Markets | Copper

Although macroeconomic concerns have weighed on sentiment, continued Chinese demand strength and further supply disruptions have kept copper prices high and volatile during the first half of 2008. From an opening low of $3.02 per pound ($6,666 per tonne), LME cash prices recovered to an average of $3.68 per pound ($8,126 per tonne) for the first six months, briefly trading above $4.00 per pound in early March and April.

A weaker macroeconomic picture curbed demand growth in OECD nations in the first half. In the US, in particular, copper demand growth in the construction and automotive sectors has been depressed. However, OECD weakness has been offset by strong consumption in the developing world. Although global demand growth has been slower than last year, the physical market has remained tight. Global exchange stocks ended the first half of the year at 165,000 tonnes (equivalent to 3.2 days of global consumption), down 74,000 tonnes over the period, on the back of a large drawdown of LME Asian inventories.

On the copper industry supply side, power and weather-related disruptions, labour unrest, lower grades and recoveries as well as other operational difficulties have all contributed to widespread underperformance of existing operations during the first half of the year. These disruptions, along with growing smelter demand for concentrates have kept the concentrate market tight and spot treatment and refining charges (TC/RCs) at low levels. Annual contract settlements were concluded early in the year at $45 per dry metric tonne and 4.5¢ per pound and further concessions are possible from smelters during the mid-year contract negotiations.

In the medium term copper concentrate supply is likely to remain tight. The industry continues to be challenged by ageing operations, declining grades, equipment and skill shortages, logistical constraints, rising capital costs and extensions to project timelines.

A quiet spot cathode market and weakening macroeconomic outlook are expected over the coming months. However, with global exchange stocks at low levels and the possibility of further supply disruptions, the market is likely to remain tight for the balance of the year, lending support to prices.

Xstrata Copper

FINANCIAL AND OPERATING DATA $m	**Six months to 30.06.08**	Six months to 30.06.07	Year ended 31.12.07
Revenue	**7,447**	**5,975**	**12,794**
Argentina			
Alumbrera	783	676	1,401
Australia			
North Queensland	1,059	836	1,991
Canada*	2,572	1,956	4,755
Chile			
Collahuasi††	897	548	1,384
North Chile	955	1,166	1,456
Peru			
Antamina‡	594	402	885
Tintaya	390	358	785
Marketing and Trading	197	33	137
EBITDA	**2,676**	**2,330**	**4,987**
Argentina			
Alumbrera	414	321	756
Australia			
North Queensland	599	526	1,203
Canada*	150	213	340
Chile			
Collahuasi††	637	433	1,038
North Chile	133	212	363
Peru			
Antamina‡	455	317	699
Tintaya	260	275	537
Marketing, Trading and other	28	33	51
Depreciation and amortisation	**(430)**	**(411)**	**(824)**
Argentina			
Alumbrera	(44)	(45)	(96)
Australia			
North Queensland	(125)	(59)	(161)
Canada*	(38)	(51)	(84)
Chile			
Collahuasi††	(73)	(85)	(144)
North Chile	(45)	(42)	(85)
Peru			
Antamina‡	(70)	(74)	(144)
Tintaya	(35)	(55)	(110)
EBIT	**2,246**	**1,919**	**4,163**
Argentina			
Alumbrera	370	276	660
Australia			
North Queensland	474	467	1,042
Canada*	112	162	256
Chile			
Collahuasi††	564	348	894
North Chile	88	170	278
Peru			
Antamina‡	385	243	555
Tintaya	225	220	427
Marketing, Trading and other	28	33	51

FINANCIAL AND OPERATING DATA $m	Six months to 30.06.08	Six months to 30.06.07	Year ended 31.12.07
Share of Group EBIT	49.8%	41.1%	47.4%
Capital Employed†	15,590	14,857	14,824
ROCE	36.6%	28.2%	35.8%
Capital Expenditure	434	264	721
Argentina	32	28	72
Australia	107	89	214
Canada*	51	15	82
Chile			
Collahuasi††	73	31	80
North Chile	112	56	167
Peru			
Antamina‡	27	7	25
Tintaya and Others	32	38	81
Sustaining	214	150	425
Expansionary	220	114	296

† Includes goodwill allocation on acquisition of Falconbridge
†† Xstrata's 44% share of Collahuasi
* Canada includes Xstrata Recycling that operates businesses in Canada, the United States of America and Asia
‡ Xstrata Copper's pro rata share of Xstrata's 33.75% interest in Antamina

EBIT VARIANCES	$m
EBIT 30.06.07	**1,919**
Sales price*	796
Volumes	(110)
Unit cost – real	(59)
Unit cost - CPI inflation	(45)
Unit cost - mining industry inflation	(75)
Unit cost - foreign exchange	(110)
Other income and expenses	(101)
Depreciation and amortisation (excluding foreign exchange)	31
EBIT 30.06.08	**2,246**

* Net of commodity price linked costs, treatment and refining charges

Buoyant copper and gold prices contributed almost $800 million to EBIT in the first half of 2008 compared to the same period of the previous year. The full benefit of prices was slightly offset by lower sales and marginally lower production volumes stemming from adverse weather conditions, lower grades and maintenance issues. Production and sales performances are expected to increase significantly in the second half of the year as a result of higher grades and improved metallurgical recoveries at Tintaya, Alumbrera and Collahuasi and the commissioning of the Lomas Bayas expansion project.

Real unit costs increased mainly as a result of lower head grades at Minera Alumbrera, Tintaya, Mount Isa, Kidd Creek, and Lomas Bayas, partially offset by improved head grades at Ernest Henry and Collahuasi.

Mining sector inflation, in particular increases in the price of raw materials, energy, and permanent and contract labour, combined with CPI inflation impacted EBIT by $120 million. The weaker US dollar against local currencies eroded EBIT by a further $110 million. Among other items, the introduction of retention export duties in December 2007 at Minera Alumbrera reduced earnings by $65 million.

Operations

Argentina

Revenue at Minera Alumbrera increased by 16% to $783 million in the first half of 2008 due to higher realised copper and gold prices over the period and the impact of provisional price revaluations on previous years of $89 million, offset by lower sales volumes. EBIT increased by 34% to $370 million, reflecting higher revenues and lower treatment charges, partially offset by lower copper and gold production and the commencement of retention export tax payments in December 2007. Discussions continue with the Argentine government over the issue of retention taxes, which are currently being paid by Alumbrera under protest.

Copper in concentrate and gold production at Alumbrera fell by 21% and 2% respectively compared to the same period of 2007 mainly due to planned lower head grades of milled ore, reduced truck productivities with longer haulage distances and lower copper metallurgical recoveries, resulting from the processing of a higher proportion of oxidized stockpile ores. Correspondingly, copper in concentrate sales volumes were 23% lower than in the prior period.

Production and sales are expected to improve significantly in the second half of 2008 in line with scheduled higher grades, increased volumes of ore milled and improved metallurgical recoveries.

Australia

The North Queensland copper division achieved EBIT of $474 million in the first half of 2008, slightly higher than the corresponding 2007 period, due to higher copper prices and production. Overall the North Queensland mining operations, comprising the Mount Isa and Ernest Henry mines, increased production by 7% as Ernest Henry Mine entered a higher-grade section of the orebody, in line with the mine plan, which offset lower grades at Mount Isa.

Mount Isa smelter anode production was 2% lower due to the impact of 15 days of boiler maintenance in the primary smelter. Nonetheless, the supply of Altonorte anode to the Townsville refinery supplemented North Queensland anode production and led to an increase in cathode production of 2% over the prior first half.

Canada

Canada EBIT decreased by 31% to $112 million in the first half of 2008 compared to the same period of 2007 due to lower treatment and refining charges, price participation rates and the unfavourable impact of a stronger Canadian dollar, offset partially by higher zinc, silver and PGM sales volumes.

Copper in concentrate production at Kidd decreased by 13% due to lower head grades and despite higher mining and mill throughput rates. Zinc in concentrate production rose 18% to 64,200 tonnes due to higher head grades and throughput. Better plant availability and concentrate supply from third parties increased throughput at the Kidd smelter by 7% and led to a 5% increase in cathode production at the Kidd copper refinery.

The Horne smelter increased anode production by 2% to 86,600 tonnes due to higher feed grades which offset lower throughput resulting from a planned maintenance shutdown. The volume of recycled feed obtained by Xstrata Recycling for processing at Horne increased by 19% to 64,200 tonnes due to greater supply and increased capacity to process recycled materials.

The CCR refinery increased production by 9% to 179,500 tonnes of copper cathodes compared to the first six months of 2007, when output was affected by a labour dispute.

Chile

Collahuasi

Xstrata's 44% share in Collahuasi generated EBIT of $564 million, an increase of 62% compared to the first half of 2007, due to higher copper prices and increased production. Despite adverse weather and unplanned

maintenance shutdowns, Xstrata's share of total copper production increased by 18% to 98,500 tonnes compared to the first half of 2007 when the main SAG mill was shutdown for 46 days to replace the stator.

A strong second half production and sales performance is expected from Collahuasi as higher grades are processed, metallurgical performances improve with enhanced quality process water and the concentrate pipeline expansion project, completed in the second quarter, is fully commissioned.

Altonorte and Lomas Bayas

Two earthquakes in the last quarter of 2007 impacted the first half performance of the North Chile Division, contributing to lower anode and sulphuric acid production at Altonorte and decreased cathode production at Lomas Bayas. EBIT fell 48% to $88 million.

Earthquake damage to the no. 2 and 3 acid plants at Altonorte decreased anode production by 10% and sulphuric acid production was also affected. The resulting interruptions to sulphuric acid supply and earthquake damage to the crushing and conveying systems affected Lomas Bayas, decreasing cathode production by 13%.

Second half performance is expected to improve with the commissioning of both the Lomas Bayas and Altonorte expansion projects in the last quarter of the year.

Peru

Antamina

Xstrata's 33.75% attributable share of Antamina's financial performance is divided between Xstrata Copper and Xstrata Zinc on the basis of sales revenues. Xstrata Copper's attributable share of revenue from Antamina in the first half of 2008 increased by 48% to $594 million, and EBIT rose 58% to $385 million due to increased copper sales volumes and higher commodity prices.

Xstrata Copper's share of copper in concentrate production increased by 8% mainly due to higher mining rates, ore grade and recoveries. This compensated for a 10% decrease in ore milled as the SAG mill speed was reduced to mitigate problems with the electrical motor that arose in the fourth quarter of 2007.

Tintaya

EBIT marginally increased to $225 million at Tintaya as the stronger commodity price environment in the first half of 2008 was offset by lower sales, production and higher costs.

Lower ore grades together with adverse wet weather conditions during the first half impacted the volume of sulphide and oxide ore mined, exacerbated by high clay content ores, with a consequential negative impact on concentrator productivity. Copper in concentrate production decreased by 17% and copper cathode production was 28% lower. Gold in concentrate production also decreased compared to the first half of 2007, as a result of lower head grades.

Production is expected to improve significantly in the second half as the mine plan focuses on higher grade and lower clay content ores. Initiatives are also under way to improve truck productivity and reduce haulage distances.

Developments

Following the signing of a long-term strategic alliance with mining consultants Bechtel in December 2007 to develop Xstrata Copper's pipeline of development projects, long-term agreements have also been signed with FLSmidth for the provision of crushing and milling equipment and with Siemens for the supply of electrical equipment for the mills. Through the strategic alliance, designs for a standard concentrator and associated infrastructure are being finalised for application in Xstrata Copper's major new growth projects.

Argentina

Minera Alumbrera

Minera Alumbrera completed commissioning of the new molybdenum plant in the first half of 2008 and further engineering design improvements were implemented.

An ongoing ore delineation drilling programme in the Alumbrera pit, undertaken both within the existing ore envelope and for extensions at depth, confirmed a further 38 million tonnes of additional ore reserves, extending the mine life by a further year to 2017.

El Pachón

In March 2008 a Mineral Resource estimate for El Pachón was included in the Group's reserves and resources statement for the first time, based on a full review of the existing information and the 2006-07 summer drilling programme.

The updating of feasibility work on El Pachón continued during the half, with a particular focus on the impact of the new fiscal regime being proposed by the federal government on the project's economics.

Australia

North Queensland

Studies have progressed into underground mass mining options for both Mount Isa and Ernest Henry mines during the first half of the year and resource upgrades are expected at the end of the year. The feasibility study into a potential large scale underground sub-level caving operation at Ernest Henry is expected to be finished in the first half of 2009. As part of this study, the underground mining of an access and haulage decline off the main open pit ramp commenced during the first half. Also at Ernest Henry, a feasibility study into the establishment of a magnetite product stream was advanced, with the potential to produce more than 600,000 tonnes of magnetite per annum in the initial stage of production from tailings and low grade stockpiles, ensuring full capacity utilisation at the concentrator in the longer term.

Exploration continues in the Mount Isa-Cloncurry region of north-west Queensland to test potential strike extensions of the Enterprise orebodies at Mount Isa and other district targets.

The Mount Isa smelter emissions project, established in July 2007, continues to analyse and define the copper smelter's future operational strategy. The strategic study is expected to be completed by the end of the second quarter of 2009.

Canada

During the half approvals were secured to further extend the mining zone at Kidd Mine to a depth of 9,500 feet from the previously approved 9,100 foot-level, adding over 3 million tonnes of ore to the reserve base. This project will sustain mining and processing rates at 2.7 million tonnes per year for at least the next five years and extend the mine life to 2017.

Chile

Collahuasi

In the first half of 2008, approvals were secured to commit $183 million, the total cost for the construction of an enlarged primary crusher/conveyor system to increase the ore delivery rate from the main Rosario pit to the concentrator to 170,000 tonnes per day, as part of Collahuasi's Phase 1 expansion strategy to increase annual copper production capacity to 650,000 tonnes from 2010. A large pilot plant for the high rate thickener was commissioned at site in the first half and, subject to successful trials, a decision to install a full scale plant is expected by the end of 2008, thus completing the main fixed plant capital commitments for the Phase 1 expansion.

In January 2008 Collahuasi announced a 28% increase in total estimated Mineral Resources to 5.19 billion tonnes. Capitalising on this huge and expanding mineral resource base, conceptual studies are currently examining the potential for a second stage expansion to more than one million tonnes per annum of copper by 2014.

North Chile

The $70 million Lomas Bayas expansion project, designed to increase production by 15% to 75,000 tonnes per annum and extend the mine life to 2020 is on track for commissioning during the second half of this year.

The $89 million Altonorte phase IV expansion to 1.2 million tonnes per annum of smelter feed, comprising the construction of the new acid plant, is on track for commissioning in the final quarter. The feasibility study to double molybdenum roasting capacity to 28,000 tonnes and to construct a leaching facility to enable the processing of higher copper-content molybdenum concentrates is due for completion in the third quarter. This study is also exploring the recovery of rhenium from molybdenum concentrates.

Energia Austral

Energía Austral continues to progress the feasibility study for a proposed 1,100MW hydropower project, comprising three generating facilities and a transmission line in southern Chile's Aysén Region. In July 2008, Energía Austral and Chilean electricity transmission company Transelec signed an agreement under which Transelec will conduct studes into the development of the transmission line.

It is anticipated that regulatory approvals will be sought for each project segment on a progressive basis through to June 2010, with an environmental impact study for the Río Cuervo facility on schedule for submission by the end of this year. Concurrently, commercial assessments, engineering activities and early procurement and construction activities will be undertaken to support a proposed 2014 production schedule.

El Morro

In the first half of 2008, a final feasibility study into the El Morro project was completed, indicating a positive economic outcome with acceptable technical and commercial risk parameters. Work is currently under way to finalise an Environmental Impact Assessment statement, with a final decision on submission of the regulatory approval requests expected during the second half of this year.

Peru

Antamina

Antamina's new pebble crusher circuit was commissioned in May 2008, completing an incremental expansion to the concentrator to increase throughput capacity by 10%. The full potential of the expansion will be realised when issues with the SAG mill's electrical motor are fully resolved.

In August 2008, Antamina published a 28% increase to its Mineral Resource estimate, the equivalent of 329 million tonnes, including the results of 105,000 metres of drilling in 2006/07. These results have been included in the scope of a pre-feasibility study into expansion options scheduled for completion in the second half of this year. In addition, Antamina has completed approximately half of the planned 2008 drill programme of 132,000 metres.

Southern Peru

In March 2008, Xstrata Copper announced a total Mineral Resource of over 1.6 billion tonnes of copper mineralisation in southern Peru, including the Tintaya mine and the Antapaccay, Coroccohuayco and Las Bambas development projects. A number of studies are examining synergies between these sites as part of an overall integrated regional strategy, including infrastructure, power supply, transport and ports.

Tintaya and district

A final feasibility study, managed jointly by Xstrata Copper and Bechtel, commenced during the first half into the development of the Antapaccay deposit, 10 kilometres southwest of the Tintaya operation. The feasibility study, to be completed by mid 2009, contemplates a large scale open pit mine and initial production of 150,000 tonnes per annum of copper in concentrate from a stand-alone concentrator, with commissioning by the end of 2011, then expanding to 250,000 tonnes per annum.

Tintaya is also analysing options to develop the Coroccohuayco orebody, 10 kilometres southeast of the Tintaya operation, as part of the strategy to maintain longer-term copper production from Tintaya at in excess of 100,000 tonnes per annum. A JORC compliant Mineral Resource estimate was published for Coroccohuayco in March 2008 of 90 million tonnes at a grade of 3.10% copper and 0.30 grams per tonne gold, using a 1.5% copper cut-off grade.

Las Bambas
Xstrata Copper and Bechtel are also jointly managing a feasibility study into the development of the Las Bambas project, involving the development of three open pit mines feeding a central concentrator plant, with indicative copper production progressively increasing to in excess of 250,000 tonnes per annum by 2014. Significant resources have been directed to community relations, land management and sustainable development programmes as part of this evaluation and development work.

Philippines

Tampakan
In the first half of 2008, Xstrata Copper's Philippine-based affiliate Sagittarius Mines, Inc (SMI), continued to conduct technical, environmental and commercial studies as part of an extended pre-feasibility study into the development of the Tampakan project. This work is scheduled for completion in the last quarter of 2008 when a decision will be made on progression into the feasibility stage.

On 15 May 2008, Xstrata Copper announced a cash offer of AUD1.00 per share to acquire Indophil Resources, its joint venture partner in SMI. On 22 June, Xstrata Copper announced its intention to match a competing offer of AUD1.28 by the Crosby Capital Consortium. A revised Bidder's Statement was sent out on 15 July. Xstrata Copper believes the offer provides Indophil shareholders with an opportunity to realise a cash value for their investment in Tampakan without the risks inherent in developing a project of this scale. Xstrata's offer is scheduled to close at 7pm Sydney time on 15 August 2008, unless extended or otherwise amended.

Papua New Guinea

Frieda River
In January 2007, Xstrata Copper exercised its option to obtain a significant and controlling interest in the Frieda River joint venture in Papua New Guinea. A second option remains in place for the purchase of a similar interest in the adjacent and high grade Nena deposit.

A scoping study, delivered in January 2008, has shown encouraging technical and commercial results. The study identified a potential open pit operation with construction commencing in 2012 and production in 2016. Further in-fill drilling to improve the confidence in the resource inventory and metallurgical testing are being undertaken in 2008 prior to a decision to proceed to pre-feasibility stage.

SALES VOLUMES	Six months to 30.06.08	Six months to 30.06.07	Year ended 31.12.07
Argentina – Alumbrera †			
Copper in concentrate (t) inter-company (payable metal)	2,303	0	9,636
Copper in concentrate (t) third-parties (payable metal)	58,945	79,422	163,590
Total copper (t) (payable metal)	61,248	79,422	173,226
Gold in concentrate (oz) inter-company (payable metal)	8,076	0	30,876
Gold in concentrate (oz) third-parties (payable metal)	196,315	219,227	487,624
Gold in doré (oz) (payable metal)	24,708	19,957	73,845
Total gold (oz) (payable metal)	229,099	239,184	592,345
Australia – North Queensland			
Refined copper – mined copper (t)	101,795	113,738	220,166
Refined copper – inter-company and third party sourced(t)	14,892	-	11,105
Copper in concentrate (t) (payable metal)	2,643	224	37,377
Other products (payable metal)	-	-	8,868
Total copper (t) (payable metal)	119,330	113,962	277,516
Gold in concentrate and slimes (oz) (payable metal)	38,471	54,502	136,790
Canada			
Refined copper – mined copper (t)	20,811	24,416	45,953
Refined copper – inter-company sourced (t)	111,368	70,741	136,094
Refined copper – third party sourced(t)	116,584	145,643	264,653
Other products inter-company (t) (payable metal)	-	2,724	28,294
Other products third-parties (t) (payable metal)	958	213	34,706
Total copper (t) (payable metal)	249,721	243,737	509,700
Total zinc in concentrate (t) (payable metal)	52,443	38,943	60,440
Gold in concentrate and slimes (oz) (payable metal)	399,692	372,000	839,435
Chile – Collahuasi ††			
Copper in concentrate (t) inter-company (payable metal)	17,479	14,323	36,303
Copper in concentrate (t) third-parties (payable metal)	66,486	49,560	131,921
Copper cathode (t) (payable metal)	10,648	13,104	25,904
Total copper (t) (payable metal)	94,613	76,987	194,128
Chile – Lomas Bayas and Altonorte			
Copper cathode (t) (payable metal)	28,814	35,557	64,644
Copper anode - inter-company (payable metal)	69,739	42,396	119,096
Copper anode – third parties (payable metal)	73,622	95,418	154,790
Total copper (t) (payable metal)	172,175	173,371	338,530
Gold in concentrate and slimes (oz) (payable metal)	16,977	16,000	34,472
Peru – Antamina ‡			
Copper in concentrate (t) inter-company (payable metal)	6,197	8,790	27,001
Copper in concentrate (t) third-parties (payable metal)	47,705	36,458	79,351
Total copper (t) (payable metal)	53,902	45,248	106,352
Peru Tintaya			
Copper in concentrate (t) inter-company (payable metal)	5,748	-	-
Copper in concentrate (t) third-parties (payable metal)	25,419	41,329	81,418
Copper cathode (t) (payable metal)	12,377	14,434	36,023
Total copper (t) (payable metal)	43,544	55,763	117,441
Gold in concentrate (oz) (payable metal)	9,600	17,769	32,881

SALES VOLUMES	**Six months to 30.06.08**	Six months to 30.06.07	Year ended 31.12.07
Mined copper sales (t) (payable metal)	407,370	431,355	968,155
Custom copper sales (t) (payable metal)	387,163	357,135	748,738
Inter-company copper sales (t) (payable metal)	(101,466)	(68,233)	(220,330)
Total copper sales (t) (payable metal)	**693,067**	**720,257**	**1,496,563**
Total gold sales (oz) (payable metal)	**685,763**	**699,455**	**1,605,047**
Average LME copper cash price ($/t)	8,126	6,769	7,139
Average LBM gold price ($/oz)	912	659	697

† 100% consolidated figures
†† Including Xstrata's 44% share of Collahuasi
‡ Including Xstrata Copper's pro rata share of Xstrata's 33.75% interest in Antamina

SUMMARY PRODUCTION DATA	**Six months to 30.06.08**	Six months to 30.06.07	Year ended 31.12.07
Total mined copper (t) (contained metal)	444,269	449,136	986,663
Total mined gold (oz) (contained metal)	331,688	321,200	777,257
Total copper cathode (t) (from mined and third party material)	414,007	404,016	802,271
Consolidated C1 cash cost – post by-product credits (US¢/lb)	76.9	59.8	56.9

Markets | Nickel

Nickel prices stabilised in early 2008 within a narrow range of $26,000 to $32,000 per tonne, before peaking early in March at $33,300 per tonne, in anticipation of continued restocking by stainless steel producers. However, the rebound was muted, compounded by Chinese stainless steel mills slowing production as a result of rising inventories at nickel producers. Consequently prices declined during the second quarter to a cash settlement price of $21,675 per tonne at the end of June. Average LME nickel prices for the first half were 39% lower than in the first half of 2007.

Stainless steel production in the US remains weak, while demand in the European market is also moderating, due to slowing economic growth in these regions. Lower and more stable nickel prices and rising ferrochrome prices in the first half of 2008 have resulted in a stabilisation of the austenitic ratio, following record nickel prices in 2007 which led steelmakers to switch production away from nickel-intensive austenitic steel grades towards ferritic grades.

Demand from non-stainless steel applications for nickel continues to be robust. High nickel alloys will continue to have robust growth as jet engine builds and maintenance replacements are set to be supported by land based turbine builds for energy generation.

Supply disruptions and cutbacks have been experienced as a result of strikes, energy constraints and a maintenance shutdown at a major nickel producer. In addition, nickel pig iron production is being negatively impacted by escalating energy costs and substantially higher metallurgical coal prices, stricter government environmental policies and higher freight and transportation rates for ore. In total, supply disruptions announced in the first half are estimated at approximately 70,000 tonnes – equal to 5% of global demand, limiting the risk of surplus supply and offsetting weaker demand to some extent. Consequently, LME nickel stocks have remained relatively stable over the first half at 13 days supply.

Lower nickel prices reflect relatively high levels of LME stocks and subdued demand. However, nickel demand from Chinese producers is expected to improve towards the end of the year, which should provide some support to nickel prices. Prices are expected to be supported by the economic cash breakeven of nickel pig iron producers, and other high cost nickel suppliers. There is a risk of temporary closure of such facilities will further tighten supply.

Xstrata Nickel

FINANCIAL AND OPERATING DATA $m	**Six months to 30.06.08**	Six months to 30.06.07	Year ended 31.12.07
Revenue	**2,101**	3,221	5,252
INO†	1,688	2,543	4,128
Dominican Republic	371	678	1,124
XNA	42	-	-
EBITDA	**729**	1,708	2,577
INO†	563	1,215	1,859
Dominican Republic	146	493	718
XNA	20	-	-
Depreciation and amortisation	**(238)**	(200)	(405)
INO†	(175)	(170)	(342)
Dominican Republic	(33)	(30)	(63)
XNA	(30)	-	-
EBIT	**491**	1,508	2,172
INO†	388	1,045	1,517
Dominican Republic	113	463	655
XNA	(10)	-	-
Share of Group EBIT	**10.9%**	32.2%	24.7%
INO†	8.6%	22.3%	17.3%
Dominican Republic	2.5%	9.9%	7.4%
XNA	(0.2)%	-	-
Capital employed	**10,098**	6,564	6,738
ROCE*	**13.2%**	59.7%	40.8%
Capital expenditure	**771**	239	705
INO†	273	166	460
Dominican Republic	18	2	35
XNA	91	-	-
South America	16	10	23
Africa	32	23	54
New Caledonia	341	38	133
Sustaining	**126**	80	281
Expansionary	**645**	159	424

† Includes Canadian mines, Sudbury smelter and Nikkelverk refinery
* ROCE % based on average exchange rates for the period

EBIT VARIANCES	$m
EBIT 30.06.07*	**1,303**
Sales price**	(552)
Volumes	(135)
Unit cost - real	28
Unit cost - CPI inflation	(12)
Unit cost – mining industry inflation	(97)
Foreign exchange	(53)
Other income and expenses	16
Depreciation and amortisation (excluding foreign exchange)	(7)
EBIT 30.06.08	**491**

* excludes one-off impact of nickel inventory sale to Glencore
** net of commodity price linked costs, treatment and refining charges

Average nickel prices fell by 39% compared to the first half of 2007, and significantly impacted Xstrata Nickel's financial results for the first half of 2008, together with high oil prices, inflationary cost pressures in the mining sector and the weak US dollar. EBIT was 67% lower at $491 million compared to the same period last year, when the distribution agreement entered into with Glencore International in April 2007 and subsequent sale of inventory at high nickel prices contributed a one-off benefit of $205 million to EBIT. The impact of oil alone trimmed EBIT by $77 million in the first half, primarily due to the oil-powered Falcondo operation and increased diesel costs. Despite these inflationary cost pressures, real cost savings of $28 million were achieved due to improved productivity at Nikkelverk and improved procurement initiatives for cost containment purposes.

Operations

INO

Refined nickel sales volumes from Xstrata Nickel's Integrated Nickel Operations (INO) decreased by 10% in the first half of 2008. This decrease is mainly due to the one-off inventory sale of approximately 5,300 tonnes of nickel and 400 tonnes of cobalt to Glencore in April 2007. Excluding this impact, volumes increased by 4%, partly driven by record production at the Nikkelverk refinery of 43,574 tonnes in the first half of 2008.

Mined nickel production from INO decreased by 16% to 23,898 tonnes, reflecting lower production from the Craig and Fraser mines as these operations approach the end of their mine lives. The impact of lower mined production was more than offset by increased volumes of third-party feed, which increased by 35% to 19,676 tonnes in the first half of 2008 from 14,522 tonnes in the same period last year.

Unit production costs for the period were affected by mining inflation, the weak US dollar and lower grades at the Sudbury operations, partially offset by record high precious metal by-product credits. EBIT fell to $388 million compared to $1,045 million in the previous first half, when record nickel prices generated exceptional financial results.

Sudbury and Montcalm

Mined nickel production from the Sudbury operations was impacted by planned lower nickel ore grades, which fell to 0.96% from 1.06% in 2007, as the existing Sudbury mines approach the end of their productive life. This represents an interim transitional phase at Sudbury until production is replenished by the Nickel Rim South and Fraser Morgan growth projects, which are due to commence production in 2009. Lower grades at Montcalm also impacted production of mined nickel, which was 6% lower than the comparable period of 2007. Further brownfield expansions are currently being considered, which, combined with Nickel Rim South and Fraser Morgan, will see ore production continue to 2020.

At the Sudbury Smelter, nickel in matte production declined by 9% to 30,488 tonnes in the first half of 2008 as a result of lower mine feed, partially offset by record third-party feed of 9,747 tonnes.

Raglan

During 2008, the expansion of the Raglan mine in the Canadian Arctic continued and ore mined increased by 13% to 686,836 tonnes, exceeding the targeted annual production rate of 1.3 million tonnes. The transition into mining of new ore zones resulted in a temporary impact on head grades which decreased by 19% to 2.22% and led to a decrease of 16% in nickel-in-concentrate production to 12,339 tonnes. Head grade is expected to increase in the second half.

Nikkelverk

Nickel production at the Nikkelverk refinery set a new first half-year record of 43,574 tonnes nickel and 18,796 tonnes copper, 2% and 5% higher than the comparable period last year respectively. The production increase is largely due to an Asset Entitlement programme that focused on process efficiency improvements at the nickel and copper tankhouses.

Production of cobalt was unfavourably impacted by lower cobalt-content feed and reduced by 13% compared to the first half of the prior year. Precious metals production increased by 14% from the first half of 2007, setting further production records for palladium, rhodium and gold. Record precious metal prices, combined with this increase in production, helped to lower overall production costs.

Falcondo

Revenue from the Falcondo operation in the Dominican Republic fell to $371 million in the first half of the year, mainly due to lower prices and slightly reduced production volumes. Sales volumes decreased by 12% due to the one-off inventory sale of approximately 1,300 tonnes to Glencore in April 2007, and the slight 2% decrease in production volumes.

Falcondo's operating costs have increased to $7.96 per pound for the first half of 2008 from $5.13 per pound in the prior period, primarily due to rising oil prices. Falcondo consumes approximately four million barrels of oil per annum, with fuel constituting more than three quarters of total operating costs. Strategies to reduce its reliance on oil as the primary source of energy are being developed, including the potential to convert the facility to a coal-based source of energy and power.

Xstrata Nickel Australasia

Xstrata Nickel Australasia (XNA) is a new operating division formed following the acquisition of Jubilee Mines NL on 31 January 2008.

The integration of the acquisition is proceeding well with the main focus being the optimisation of mine development and increased drilling activity to enable production to ramp up to the targeted annual production rate of 30,000 tonnes by 2012.

The announcement in June of the four-month shutdown at BHP Billiton's Western Australian Kalgoorlie nickel smelter, to which XNA supplies concentrate, will have little impact on XNA as Xstrata Nickel's existing processing facilities have the capacity to handle this feed.

Despite positive cash flow contribution, the fair value accounting impact through depreciation charge resulted in a negative EBIT contribution. The mine continues to operate in a transition zone from the old Cosmos ore body to the new Prospero ore body and the transition inherently increases uncertainty in ore grade and production. Significant production is to be sourced from Prospero starting from late in the third quarter of 2008 when the mine plan reaches high grade ore.

Developments

Koniambo Project

During 2008, the 60,000 tonnes per annum Koniambo Nickel project in New Caledonia entered its major construction phase with a number of large construction contracts awarded in the first half of 2008. These included the module construction programme, power station, equipment, technology packages, mass earthworks and dredging.

First ore is expected to be processed during the first half of 2011, with ramp up to full production forecast to be complete in 2013.

Kabanga Nickel

Xstrata Nickel has a 50:50 joint venture with Barrick Gold Corporation over the Kabanga Project in Tanzania. Indicated resources at Kabanga are estimated at 9.3 million tonnes at 2.35% nickel and an additional 39 million tonnes of inferred resources at 2.8% nickel with a 1% nickel cut off grade.

The feasibility study is scheduled to commence in October 2008, with the execution phase of the project expected to commence in 2009.

Araguaia

The Araguaia Project is located in the north-western Brazilian state of Para with an inferred resource base of 101.5 million tonnes at 1.45% nickel at a 1% nickel cut off grade or 69.4 million tonnes at 1.61% at a 1.2%

cut off. Drilling has now been completed and a revised mineral resource estimate incorporating the data from the drilling at all four deposit areas is expected to be available in the third quarter of 2008. Engineering studies to support the development of the project at the scoping study level are still ongoing and environmental baseline measurements have commenced.

Nickel Rim South

The Nickel Rim South project in the Sudbury basin remains on schedule to ramp up to 60% of its ultimate 1.25 million tonne per annum production capacity in 2009, equivalent to approximately 7,400 tonnes of nickel. The project's first phase, budgeted at C$627 million is on schedule to be complete by year end. Phase 1 includes construction of the main and vent shafts, which were completed without a lost-time injury, on time and within budget. An additional C$86 million has been approved to accommodate increased lead times for purchase of capital equipment and to ensure critical infrastructure is in place for efficient ramp-up to full production. The reminder of project capital is budgeted at C$250 million, and will be incurred during the completion of mine development and infrastructure following the definition of deposit up to 2010

Nickel Rim South is expected to provide a high-value ore feed for more than 15 years, while significantly reducing Sudbury's unit costs, and will play a key role in transforming Xstrata Nickel's Sudbury operations.

Fraser Morgan

Mine production at Fraser Morgan, part of the transformation of the Sudbury operations, is scheduled to begin in 2009, ramping up to full production in 2010 of an estimated 7,700 tonnes refined nickel and a mine life of eight years. The feasibility study has been completed and approval to commence full execution has recently been secured.

Sudbury

Protracted discussion between Vale Inco and Xstrata Nickel on a more formalised arrangement for Sudbury synergies has been terminated, although Xstrata remains interested in pursuing opportunities for mutual value creation. Xstrata Nickel continues to benefit by the ad-hoc processing of various Vale Inco feed sources through its metallurgical facilities.

In June 2008, Xstrata Nickel's Sudbury operations and the Wahnapitae First Nation signed a long-term Participation Agreement that will serve as a foundation for a working relationship between the two parties focused on environmental protection, education and training, and community development.

Nikkelverk

Expansion plans are under way at the Nikkelverk refinery to increase capacity to 89,000 tonnes of refined nickel during 2008, with a further low-cost incremental expansion to 105,000 tonnes by 2011 being evaluated. The expansion plan to increase capacity to 105,000 tonnes is now in the feasibility stage and the application for revised environmental permits have been submitted. Precious metal capacity is also on track to grow to 600,000 ounces of PGM by the end of 2008.

Falcondo

The scoping study to examine the potential to convert Falcondo's primary fuel source from oil to coal has been completed and further feasibility studies commenced in July 2008 with a targeted completion for early 2009. Early tests, piloting and studies have begun to advance the schedule for the implementation of the project. Given current oil prices, this project will allow Falcondo to reposition itself on the cost curve and provides the potential to secure Falcondo's future as a stable producer with growth options and the ability to generate significant returns.

Resources in the Loma Miranda area, 25 kilometres from the Falcondo plant, have been acquired and secured and drilling is now under way. This additional mining area would increase Falcondo's production by improving grades and extending mine life.

Raglan

Exploration at Raglan has been ramped up with drill rigs now operating from four to seven months of the year and a temporary dedicated exploration accommodation camp has been completed. The scoping study for the high-grade Zone 5-8, the largest mineralized zone in Raglan's history, is complete with pre-feasibility for Mine 7 planned for completion by the end of the first quarter of 2009.

Construction of the mine's permanent accommodation complex and the rehabilitation of the Deception Bay wharf are both complete. Final commissioning of the wharf will occur in the third quarter, following the final underwater inspection. A fish habitat compensation strategy developed in conjunction with Fisheries and Oceans Canada is to be completed in the first quarter of 2009.

Sinclair

The Sinclair Nickel Project is located approximately 100 kilometres to the south of the Cosmos Nickel Operation in the Eastern Goldfields region of Western Australia. First production at Sinclair is on target to commence on time and on budget in September 2008. Indicated and inferred resources for the Sinclair deposit are currently estimated at 1.21 million tonnes at 2.77% nickel.

Opportunities to process high arsenic nickel concentrate and oxide ore from Sinclair by leaching methods are being considered.

SALES VOLUMES	**Six months to 30.06.08**	Six months to 30.06.07	Year ended 31.12.07
North America – INO			
Total nickel (t) (payable metal)	44,330	49,427	92,548
Copper in concentrate (t) inter-company (payable metal)	9,632	10,302	18,606
Total copper (t) (payable metal)	28,652	27,243	52,968
Australia – XNA			
Nickel in concentrate (t) third-parties (payable metal)	1,562	-	-
Copper in concentrate (t) third-parties (payable metal)	49	-	-
Cobalt in concentrate (t) third-parties (payable metal)	10	-	-
Dominican Republic – Falcondo			
Ferronickel (t) (payable metal)	13,732	15,591	31,357
Europe – Nikkelverk			
Refined nickel from own mines (t) (payable metal)	22,628	29,442	55,928
Refined nickel from third parties (t) (payable metal)	21,702	19,985	36,620
Total nickel (t) (payable metal)	44,330	49,427	92,548
Total nickel sales (t) (payable metal)	**45,892**	49,427	92,548
Total ferronickel sales (t) (payable metal)	**13,732**	15,591	31,357
Total copper sales (t) (payable metal)	**28,701**	27,243	52,968
Total cobalt sales (t) (payable metal)	**1,400**	1,898	3,523
Average LME nickel cash price ($/tonne)	27,320	44,603	37,089
Average Metal Bulletin cobalt low grade price ($/lb)	45.46	26.31	27.70
Average LME copper cash price ($/tonne)	8,126	6,769	7,139

SUMMARY PRODUCTION DATA	Six months to 30.06.08	Six months to 30.06.07	Year ended 31.12.07
Total mined nickel production (t) (contained metal)	**26,610**	28,349	52,108
Total mined ferronickel production (t) (contained metal)	**14,395**	14,749	29,130
Total mined copper production (t) (contained metal)	**15,215**	17,121	31,425
Total mined cobalt production (t) (contained metal)	**683**	755	1,412
Total refined nickel production (t) (payable metal)	**57,969**	57,620	116,720
Consolidated nickel cash cost (C1) – post by-product credits (US$/lb)	**3.97**	3.23	4.04
Consolidated ferronickel cash cost (C1) – post by-product credits (US$/lb)	**7.96**	5.13	6.16

Markets | Zinc

Zinc

Supply of refined zinc grew at a faster pace than global demand during the first half of 2008, increasing LME warehouse zinc stocks to 153,200 tonnes at the end of June. Nonetheless, stock levels remain low and represent less than five days of global consumption. Despite inflation and credit concerns, global zinc demand rose by 2% year-on-year, supported by economic growth in developing countries.

Zinc consumption remained steady in Eastern Europe, but softened in Western Europe, impacted by rising inflation, weaker employment, credit conditions and the strengthening of the Euro. In North America, zinc demand remained weak, mainly due to subdued production from the automotive and construction sectors, although economic indicators point to a recovery in the manufacturing sector later in the year. Chinese zinc consumption continues to expand rapidly in response to robust growth in the galvanised sheet sector, fuelled by major infrastructure projects, including the construction of new highways, manufacturing facilities and power generation capacity.

Global refined zinc production increased by over 5% year-on-year in the first half due to an increase in Asian production capacity. Contrary to last year, natural disasters constrained supply growth from China, resulting in a continuation of its net import position for refined zinc.

The zinc concentrate market eased during the first half of the year due to increased mine supply from China, Peru, Bolivia, Australia, and the US. By the end of June, most miners and smelters had agreed annual zinc concentrate contract terms for 2008. Benchmark treatment charges were agreed at $300 per tonne on a $2,000 per tonne zinc price basis compared to $300 per tonne on a $3,500 basis in the prior year.

Average LME zinc prices fell to $2,269 per tonne in the first half of 2008, compared to an average of $3,561 per tonne in the same period of last year and are currently at or below the marginal cost of production. Although the market is expected to continue to be in supply surplus in the second half of the year, reported stocks of refined zinc are still at very low levels and any further mine closures due to depressed prices could lead to an improvement in zinc prices following the sharp correction experienced in the first half of the year. The outlook for the medium term is stronger, with zinc concentrates likely to move towards a more balanced market from 2009 and a deficit of zinc metal from 2010. The potential for China to increase imports, together with the potential for additional closures or suspensions, could present additional support to prices.

Lead

Global demand for lead rose by around 3% year-on-year, due to continued strong growth from China and other developing economies, which offset reduced demand from OECD countries. Refined lead supply slightly exceeded global demand during the first half of 2008, leading to an increase in LME warehouse lead stocks to approximately 100,350 tonnes at the end of June, representing less than five days of global consumption.

Lead exports from China have continued to decline due to solid domestic demand and the escalation during the past two years of taxation on the export of refined lead products. Chinese vehicle production remains strong, growing by over 20% year-on-year and is expected to have a corresponding effect on battery demand. Batteries remain the major market for lead, accounting for approximately 80% of global demand. European and North American battery demand has reduced as milder winters, particularly in Europe, have extended vehicle battery life.

The average cash settlement price for lead in the first half of 2008 was $2,601 per tonne; an increase of 31% over the average price for the first half of 2007 of $1,981 per tonne. However, lead prices have been subject to extreme volatility during the first half, with the average price increasing by 40% in the first two months of 2008 against the first half of 2007 before easing during the second quarter of the year back to levels seen in early 2007.

Current indications are that lead supply has increased to balance consumption. While mined lead production has increased by around 6%, from 2007 to 2008 forecast mainly led by China, growth from secondary feed sources has been muted, due in part to declining prices.

Although a global surplus was previously forecasted for 2008, this view is being revised and the likelihood is that the lead metal market will be roughly balanced between supply and demand. This, together with continued historically low levels of stocks, should provide support to lead prices for the remainder of the year.

Xstrata Zinc

FINANCIAL AND OPERATING DATA $m	**Six months to 30.06.08**	Six months to 30.06.07	Year ended 31.12.07
Revenue	**1,933**	2,481	4,726
Zinc lead Australia	241	264	519
Lead Europe	283	177	467
Zinc Europe	787	1,242	2,192
Zinc North America	564	714	1,414
Zinc Peru**	58	84	134
EBITDA	**474**	1,019	1,822
Zinc lead Australia	161	281	575
Lead Europe	7	3	10
Zinc Europe	120	292	479
Zinc North America	136	350	607
Zinc Peru**	50	93	151
Depreciation and amortisation	**(161)**	(149)	(293)
Zinc lead Australia	(47)	(23)	(60)
Lead Europe	(2)	(2)	(4)
Zinc Europe	(22)	(19)	(39)
Zinc North America	(74)	(89)	(157)
Zinc Peru**	(16)	(16)	(33)
EBIT	**313**	870	1,529
Zinc lead Australia	114	258	515
Lead Europe	5	1	6
Zinc Europe	98	273	440
Zinc North America	62	261	450
Zinc Peru**	34	77	118
Share of Group EBIT	**6.9%**	18.6%	17.4%
Australia	2.5%	5.5%	5.9%
Europe	2.2%	5.8%	5.1%
North America	1.4%	5.6%	5.1%
Zinc Peru**	0.8%	1.7%	1.3%
Capital employed†	**5,421**	4,695	5,089
ROCE*	**16.5%**	57.2%	45.1%
Capital expenditure	305	168	504
Australia	217	124	334
Europe	23	18	60
North America	65	26	110
Sustaining	**128**	73	219
Expansionary	**177**	95	285

* ROCE % based on average exchange rates for the period
** Xstrata Zinc's pro-rata share of Xstrata's 33.75% interest in Antamina
† Includes goodwill allocation on acquisition of Falconbridge

EBIT VARIANCES	$m
EBIT 30.06.07	**870**
Sales price*	(545)
Volumes	18
Unit cost – real	90
Unit cost – CPI inflation	(22)
Unit cost – mining industry inflation	(32)
Unit cost – foreign exchange	(72)
Other income and expenses	3
Depreciation and amortisation (excluding foreign exchange)	3
EBIT 30.06.08	**313**

*net of commodity price linked costs, treatment and refining charges

Xstrata Zinc EBIT of $313 million in the first half of 2008 was 64% lower than the same period of last year. Record six-month lead and zinc concentrate production and real cost savings of $90 million were more than offset by a 36% decrease in average zinc prices, ongoing cost inflation in the mining sector and the weakening of the US dollar.

Operations

Zinc Lead Australia

EBIT for the Australian operations was 56% lower at $114 million, primarily due to lower zinc prices and a strengthening Australian dollar.

Following improvements to hoisting capacity made in the second half of 2007, production at George Fisher increased by 17% to 1.46 million tonnes of ore in the first half.

Ore production at the Black Star Open Cut mine was maintained at sufficient levels to fully utilise the expanded zinc-lead concentrator, which now has a capacity of 6,500,000 tonnes per annum. Zinc and lead recoveries improved by 11% and 12% respectively due to process improvements and slightly higher grades. Work continues in the second half to further improve grinding capacity and recoveries. Zinc in concentrate production rose by 12% compared to the first half of 2007 to 129,000 tonnes.

The newly commissioned Handlebar Hill Open Cut mined first ore in June 2008, one month ahead of schedule and is expected to produce 1,800,000 tonnes of ore when fully operational. Higher grade ore and increased volumes from this operation in the second half are expected to further increase zinc in concentrate production.

First half performance at the Mount Isa lead smelter improved due to higher grade lead feed and higher than expected third party concentrate deliveries. Lead in bullion production increased by 46% to 83,139 tonnes.

McArthur River Mine continued its open pit development, with ore production increasing by 25% in the first half to over 1 million tonnes. Average head grades declined from 10.2% in 2007 to 9.0% in the first half of 2008, as increased volumes of lower grade ore were mined from open pit Stage D, in line with the mine plan.

On 14 July 2008, Xstrata Zinc and Teck Cominco announced the closure of the Lennard Shelf joint venture in Western Australia. The closure has resulted in a provision of $51 million against the asset and exceptional closure costs of $11 million (Xstrata's share). The Pillara mine had become uneconomic, primarily due to the sharp decline in zinc prices compounded by the appreciation in the Australian dollar, higher energy and labour costs and lower than planned production. Mine development was discontinued in mid-July and mining and milling operations are expected to cease by early August.

Zinc Lead Europe

EBIT at the European operations decreased by 62% during the first half of 2008 to $103 million mainly due to lower zinc prices and the weakening of the US dollar against the euro.

Consolidated zinc metal production for the first half of 2008 decreased by 5%, primarily due to the failure of one of the two transformers in cellhouse D at the San Juan de Nieva smelter. The transformer is expected to be returned to service during the third quarter. Production at Nordenham plant improved by 9% following an increase in calcine supplied by the San Juan de Nieva and CEZ smelters.

At Britannia Refined Metals (BRM) Northfleet lead refinery in the UK, lead production for the first half of 2008 was 23% higher at 71,000 tonnes. Increased output from Mount Isa has ensured a sufficient supply for BRM to meet all of its 2008 contracts. Silver production for the period was 4 million ounces, 73% higher than the same period in 2007 due to elevated silver content in the feed from Mount Isa.

Zinc Lead Americas

Zinc Americas reported a decrease in EBIT to $96 million, $242 million lower than the prior year, due to the lower zinc price and a slight decrease in production.

At Brunswick Mine, production was hampered by a large seismic event restricting mining of the Main Ore Zone until mid-March. During the first six months of 2008, energy conservation initiatives at the mine site resulted in a 12% reduction in oil consumption compared to the same period in 2007.

The Brunswick Smelter treated 10% more feed in the first six months of 2008 compared to 2007 despite lower than planned plant availability. A record level of higher-margin non-concentrate feed, made up of residues and recycled materials, represented 51% of total feed and contributed to higher operating margins. Lower grade feed material constrained lead and silver production which were marginally higher and slightly lower than the comparable period respectively.

In Quebec, production at CEZinc refinery increased by 14% at 143,774 tonnes of cathode zinc, due to labour productivity improvements.

Zinc production at Kidd hydrometallurgical plant improved by 17% compared to the first half of 2007, due to the absence of a major shutdown in 2008.

Xstrata Zinc's attributable share of revenue from Antamina decreased by 31% to $58 million despite a similar level of zinc production to the first half of 2007, due to lower zinc prices. Xstrata Zinc's attributable share of EBIT decreased by 56% to $34 million.

Developments

Zinc Lead Australia

The KG53 decline at George Fisher mine was approved in the last quarter of 2007 and is two-thirds complete. The project is expected to commence production in the final quarter of 2008, producing 500,000 tonnes per annum and supplementing production at George Fisher North underground mine.

Work continues on the second phase of the expansion of the Mount Isa zinc-lead concentrator. Orders for most of the major equipment have been placed, and the project is scheduled to commission in late 2008, ramping up to a rate of 8 million tonnes per year.

The Mount Isa Mines lead and copper smelters have jointly established the Smelter Emissions Project, to achieve in excess of 98% capture and treatment of sulphur dioxide gas emissions from the lead smelter. A number of options are currently under consideration, with a decision expected in 2009 to enable emissions controls to be implemented over the following two years.

The open pit development at McArthur River is proceeding on schedule. The overburden emplacement facility bridges were completed in the first quarter of 2008 and the 5.5 kilometre McArthur River channel was completed in May 2008. The mine levee wall works are continuing and all development works are expected to be completed in the final quarter.

The expansion of the McArthur River Mine concentrator to increase capacity to 2.5 million tonnes of ore is on track to be commissioned in late 2008 and fully operational before the end of the year. Potential locations for an Albion plant continue to be examined, including the potential for a greenfield smelter on the east coast of Australia or a brownfield expansion at an existing Xstrata Zinc smelter.

Zinc Lead Americas

The new Perseverance mine in Northern Quebec commenced production ahead of schedule on 1 July 2008 and remains within the original local currency budget. At full production, the mine will produce 228,000 tonnes of zinc concentrate and 35,000 tonnes of copper concentrate with a mine life of five and a half years.

SALES VOLUMES	**Six months to 30.06.08**	Six months to 30.06.07	Year ended 31.12.07
Australia – Mount Isa			
Zinc in concentrate (t) third party sales (payable metal)	77,319	52,338	94,911
Zinc in concentrate (t) inter-company sales (payable metal)	24,940	54,817	102,204
Total zinc (t) (payable metal)	102,259	107,155	197,115
Lead in concentrate (t) third party sales (payable metal)	-	-	2,617
Lead in bullion (t) inter-company sales (payable metal)	83,495	59,464	124,826
Total lead (t) (payable metal)	83,495	59,464	127,443
Silver in concentrate (koz) third party sales (payable metal)	149	138	336
Silver in bullion (koz) inter-company sales (payable metal)	5,217	3,503	7,678
Total silver (koz) (payable metal)	5,366	3,641	8,014
Australia – McArthur River			
Zinc in concentrate (t) third party sales (payable metal)	56,048	49,016	104,319
Lead in concentrate (t) third party sales (payable metal)	15,243	9,892	20,358
Silver in concentrate (koz) third party sales (payable metal)	182	108	199
Australia – Lennard Shelf *			
Zinc in concentrate (t) third party sales (payable metal)	7,428	1,682	10,162
Zinc in concentrate (t) inter-company sales (payable metal)	3,561		5,079
Total zinc in concentrate (t) (payable metal)	10,989	1,682	15,241
Lead in concentrate (t) third party sales (payable metal)	-		2,637
Lead in concentrate (t) inter-company sales (payable metal)	2,072	214	2,994
Total lead in concentrate (t) (payable metal)	2,072	214	5,631
Europe – San Juan de Nieva			
Refined zinc (t)	216,006	235,727	457,210
Europe – Nordenham			
Refined zinc (t)	79,239	75,441	146,151
Noranda zinc (t)	-	5,193	5,709
Europe – Northfleet			
Refined lead (t)	69,199	59,291	124,667
Noranda lead (t)	-	3,562	3,562
Refined silver (koz)	3,319	2,288	6,133
North America - Brunswick			
Zinc in concentrate (t) third party sales (payable metal)	35,227	11,962	32,359
Zinc in concentrate (t) inter-company sales (payable metal)	56,881	96,169	162,022
Total zinc (t) (payable metal)	92,108	108,131	194,381
Lead concentrate (t) third party sales (payable metal)	(32)	4,043	12,279
Lead concentrate (t) inter-company sales (payable metal)	23,962	24,616	47,736
Zinc in bulk concentrate (t) third party sales (payable metal)	7,264	7,964	17,119
Lead in bulk concentrate (t) third party sales (payable metal)	5,664	6,263	13,224
Silver in bulk concentrate (koz) third party sales (payable metal)	375	358	785
Silver in bulk concentrate (koz) inter-company sales (payable metal)	-	-	-
Refined lead & Alloys (t)	40,361	31,413	44,105
Silver doré (koz) inter-company sales	2,800	2,390	3,987
North America – CEZ **			
Refined zinc (t)	34,002	29,892	65,533
North America – Kidd Creek			
Refined zinc (t)	80,184	60,592	126,355
Peru - Antamina zinc***			
Zinc in concentrate (t) third party sales (payable metal)	46,014	37,376	68,937
Zinc in concentrate (t) inter-company sales (payable metal)	-	8,681	14,883
Total zinc (t) (payable metal)	46,014	46,057	83,820
Total zinc metal third party sales (t)	**409,431**	406,845	800,958
Total zinc in concentrate third party sales (t)	**229,300**	160,338	327,807
Total lead metal third party sales (t)	**109,560**	94,266	172,334
Total lead in concentrate third party sales (t)	**20,875**	20,198	51,115

SALES VOLUMES	**Six months to 30.06.08**	Six months to 30.06.07	Year ended 31.12.07
Total silver metal third party sales (koz)	**3,319**	2,288	6,133
Total silver in concentrate third party sales (koz)	**706**	604	1,320
Average LME zinc price(US$/t)	2,269	3,561	3,257
Average LME lead price (US$/t)	2,601	1,981	2,594

* Xstrata Zinc's pro rata share of Lennard Shelf sales volumes (50%)
** Xstrata Zinc's pro rata share of CEZ sales volumes (25%)
*** Xstrata Zinc's pro rata share of zinc sales from Xstrata's 33.75% interest in Antamina
† Includes goodwill allocation on acquisition of Falconbridge

SUMMARY PRODUCTION DATA	**Six months to 30.06.08**	Six months to 30.06.07	Year ended 31.12.07
Total zinc in concentrate production (t)	**380,778**	377,044	735,555
Total zinc in metal production (t)	**411,943**	414,488	843,726
Total lead in concentrate production (t)	**127,753**	109,787	213,735
Total lead in metal production (t)	**113,472**	99,533	190,168
Consolidated Zinc cash cost (C1) - post by-product credits (US¢/lb)	**50.29**	47.62	51.69

Xstrata Technology Services

FINANCIAL AND OPERATING DATA $m	**Six months to 30.06.08**	Six months to 30.06.07	Year ended 31.12.07
Revenue	**138**	95	217
EBITDA	**22**	18	47
Depreciation and amortisation	**(3)**	(2)	(4)
EBIT	**19**	16	43
Capital expenditure	**2**	1	4

Xstrata Technology Services supports the processes involved in mining. It comprises Xstrata Technology, based in Brisbane, a specialist products provider and Xstrata Process Support, based in Sudbury, an independent group which provide technological support both to Xstrata's operations and to third-party customers.

Xstrata Technology

Xstrata Technology has continued to experience strong demand for its products in 2008, boosting revenue by 45% compared to the first half of 2007. Strong growth in the mining sector was enhanced by growing market recognition of Xstrata Technology's innovative products and high service levels.

Albion Process™

The Albion Process™ is a low cost, simple atmospheric leach process to recover metals from refractory ores. Demand for the technology has continued to grow. The first commercial plant, the Las Lagunas tailings treatment project in the Dominican Republic, is under way and will be commissioned in 2009. The second licensee is Deva Gold's Certej project, which is expected to receive final approval in the second half of this year. Strong interest in the Albion Process™ is demonstrated by a high demand for testwork.

IsaMill™

IsaMill™ Technology continued its rapid growth rate in providing mainstream grinding and regrind applications. Further projects are now under design for plants in Africa, Australia, North America, Asia and Latin America, and the first in Europe will increase the total installed power of IsaMill Technology to over 120 MW.

ISASMELT™

ISASMELT™ continues to enter the non-ferrous smelting industry benefiting from a reputation as the most efficient technology for smelter upgrades and "greenfield" plants. Furnaces are operating in Australia, Asia, Africa, North and South America and Europe and collectively treat more than 6 million tonnes per year of raw materials. New furnaces are under construction for Doe Run Peru in Peru and Kazzinc JSC in Kazakhstan. An extensive 3 month training programme for operations personnel from Kazakhstan has been arranged in collaboration with Xstrata Copper's Mount Isa copper smelter, prior to start-up of their new lead and copper smelters next year.

Jameson Cell™

The Jameson Cell™ business continued to experience strong demand from coal applications, particularly in Australia. An increased amount of test work has been conducted in base metals during the year. The installation at the Prominent Hill copper project, which will be commissioned later this year, will be an important demonstration of a high efficiency copper processing flowsheet combining IsaMills™ with Jameson Cells™.

Tankhouse Technology

First half activity focused on delivery of equipment to major projects; YCC, Kazzinc, and Tenke Fungurume. Overall demand remained high in technical consulting and equipment supply.

Xstrata Process Support

Xstrata Process Support provides high expertise technical services to the minerals sector through four separate groups. Demand for these services continues to be strong from Xstrata's operations. In addition, external customers, accounted for 13% of total revenue during the first half of the year, an increase on 10% achieved in 2007. Xstrata Process Support intends to continue the commercialisation of its business.

Process Mineralogy

Process Mineralogy is a mineral processing and mineral science group that utilises quantitative mineralogy, sampling, statistics and flotation test work to maximise metal recoveries to add value to new mine projects and existing operations. In 2008 it has provided ore characterization and process design services to Xstrata Nickel in Canada and Xstrata Copper in Australia. The group is seeing strong demand growth from PGM operations. It is also benefiting from a high demand from external customers, particularly for flow sheet development for low grade nickel deposits.

Extractive Metallurgy

Extractive Metallurgy provides expert pyrometallurgical and hydrometallurgical services to smelters and refineries. It is working for Xstrata Nickel to develop processes for new ore bodies, the focus being on matching available technologies to specific ore bodies to develop low cost commercially viable processes. The group has seen strong growth this year in demand for process modelling expertise from both internal and external clients. This service combines highly developed software and data bases with our laboratory testing and piloting facilities to optimise process design.

Process Control

Process Control is a group of highly experienced engineers based in Sudbury and at various Xstrata operations. In the first half it delivered improved control of the primary grinding circuit at Sudbury nickel operations and designed and commissioned the control systems for a major expansion of nickel recycling capacity. It has also contributed to control improvements at Kidd copper operations and as a member of the standard concentrator design team for Xstrata Copper.

Materials Technology

Materials Technology provides materials of construction selection, equipment construction specifications, quality assurance, plant reliability inspections and root cause failure analyses. Plant inspections are a very specialized and key service to minimize unexpected plant shutdowns. To mid year the group had completed four planned inspections of smelter acid plants, two of which were for other mining companies. It provided services to both copper and zinc refineries.

OPERATIONS DATA

Name of Operation	Ownership	Annual Production Capacity (Full plan/time basis)	Accounting Status	Location
Xstrata Alloys				
Boshoek plant	79.5%	240kt	Joint venture	Boshoek, South Africa
Lion plant	79.5%	360kt	Joint venture	Steelpoort, South Africa
Lydenburg plant	69.6%	396kt	Joint venture	Lydenburg, South Africa
Rustenburg plant	79.5%	430kt	Joint venture	Rustenburg, South Africa
Wonderkop plant	79.5%	553kt	Joint venture	Marikana, South Africa
Boshoek opencast mine	79.5%	1,020kt	Joint venture	Boshoek, South Africa
Chrome Eden mine	79.5%	96kt	Joint venture	Pilansberg, South Africa
Horizon mine	79.5%	180kt	Joint venture	Pilansberg, South Africa
Kroondal mine	79.5%	1,440kt	Joint venture	Rustenburg, South Africa
Thorncliffe mine	79.5%	1,440kt	Joint venture	Steelpoort, South Africa
Helena mine	79.5%	500kt	Joint venture	Steelpoort, South Africa
Waterval mine	79.5%	1,440kt	Joint venture	Rustenburg, South Africa
Rhovan V_2O_5 FeV	74% 74%	22,000k lbs 6,000k kg	Subsidiary	Brits, South Africa
Swazi Vanadium FeV	100%	2,400k kg	Subsidiary	Maloma, Swaziland
Maloma mine	75%	660kt	Subsidiary	Maloma, Swaziland
Char Technologies	100%	112kt	Subsidiary	Witbank, South Africa
African Carbon Manufacturers	100%,	153kt	Subsidiary	Witbank, South Africa
African Carbon Producers	100%,	158kt	Subsidiary	Witbank, South Africa
African Fine Carbon	100%	156kt	Subsidiary	Middelburg, South Africa
African Carbon Union	74%	133kt	Subsidiary	Witbank, South Africa
Mototolo	37%	240koz	Joint venture	Steelpoort, South Africa
Eland	74%	240koz	Subsidiary	Brits, South Africa

Name of Operation	Ownership	Annual Production Capacity (Full plan/time basis)	Accounting Status	Location
Xstrata Coal				
Americas				
Cerrejón	33.3%	31,000kt	Joint venture	Colombia
Australia				
Cumnock	100%	750kt	Subsidiary	Hunter Valley
Liddell	67.5%	4,900kt	Joint venture	Hunter Valley
Macquarie Coal JV – West Wallsend – Westside	 80% 80%	 2,400kt 700kt	 Joint venture Joint venture	 Newcastle Newcastle
Mt Owen	100%	8,000kt	Subsidiary	Hunter Valley
Ravensworth operations	100%	4,000kt	Subsidiary	Hunter Valley
Ravensworth Underground	81%	3,000kt	Joint venture	Hunter Valley
Oakbridge Group – Baal Bone – Beltana – Bulga	74.1% 68.3% 68.3%	1,800kt 5,000kt 5,000kt	Subsidiary Joint venture Joint venture	Western Coal Fields Hunter Valley Hunter Valley
Tahmoor	100%	2,300kt	Subsidiary	Southern coal fields
Ulan – Ulan Underground – Ulan Open cast	90% 90%	6,000kt 1,000kt	Joint venture Joint venture	Western Coal Fields
United	95%	2,000kt	Joint venture	Hunter Valley
Oaky Creek	55%	8,700kt	Joint venture	Bowen Basin
Newlands – Thermal – Coking	 55% 55%	 7,400kt 2,400kt	Joint venture Joint venture	Bowen Basin
Collinsville – Thermal – Coking	 55% 55%	 3,600kt 1,700kt	Joint venture Joint venture	Bowen Basin
Rolleston	75%	8,000kt	Joint venture	Bowen Basin
South Africa				
Southstock Division – South Witbank – Tavistock – 5 Seam	 79.8% 79.8% 79.5%	 2,000kt 2,200kt 1,000kt	 Subsidiary Subsidiary Subsidiary	 Witbank Witbank Witbank
Mpumalanga Division – Spitzkop – Tselentis	 79.8% 79.8%	 1,400kt 1,900kt	 Subsidiary Subsidiary	 Ermelo Breyten
Impunzi Division - ATC - ATCOM ATCOM East	 79.8% 79.8% 79.8%	 1,700kt 2,400kt 4,500kt	 Subsidiary Subsidiary Subsidiary	 Witbank Witbank Witbank
Tweefontein	79.8%	6,000kt	Subsidiary	Witbank
Goedgevonden	74%	7,000kt	Joint Venture	Witbank

Name of Operation	Ownership	Annual Production Capacity (Full plan/time basis)	Accounting Status	Location
Xstrata Copper				
Argentina				
Alumbrera	50%	40mt ore 190kt Cu in conc 550koz Au in conc 50koz Au in dore	Subsidiary	Catamarca, Argentina
Australia				
Mount Isa	100%	6.2mt ore 170kt Cu in conc 290kt Cu in anode	Subsidiary	North West Queensland, Australia
Ernest Henry	100%	11mt ore 115kt Cu in conc 120koz Au in conc	Subsidiary	North West Queensland, Australia
Townsville Refinery	100%	300kt Cu cathode	Subsidiary	North Queensland, Australia
Canada				
CCR	100%	370kt Cu cathode	Subsidiary	Quebec, Canada
Horne	100%	180kt Cu in anode	Subsidiary	Quebec, Canada
Kidd Creek	100%	50kt Cu in conc 150kt Cu in anode 135kt Cu in cathode	Subsidiary	Ontario, Canada
Chile				
Altonorte	100%	290kt Cu in anode	Subsidiary	Antofagasta Region, Chile
Collahuasi	44%	48mt ore 400kt Cu in conc 60kt Cu cathode	Joint-Venture	Tarapacá Region, Chile
Lomas Bayas	100%	13.5mt ore 65kt Cu cathode	Subsidiary	Antofagasta Region, Chile
Peru				
Antamina*	33.75%	35mt ore 370kt Cu in conc	Joint-Venture	Ancash Region, Peru
Tintaya	100%	10mt ore 85kt Cu in conc 35kt Cu cathode	Subsidiary	Espinar Province, Peru

Name of Operation	Ownership	Annual Production Capacity (Full plan/time basis)	Accounting Status	Location
Xstrata Nickel				
Australia				
Cosmos	100%	200kt ore 14kt nickel in concentrate	Subsidiary	Mt Keith-Leinster, Western Australia
Sinclair	100%	300kt ore 6kt nickel in concentrate	Subsidiary	Mt Keith-Leinster, Western Australia
Canada				
Montcalm	100%	875kt ore 11kt nickel in concentrate	Subsidiary	Ontario, Canada
Sudbury	100%	3.0mt ore 130kt nickel-copper matte	Subsidiary	Ontario, Canada
Raglan	100%	1.1mt ore 26kt Ni in concentrate	Subsidiary	Quebec, Canada
Dominican Republic				
Falcondo	85.3%	4.0mt ore 28.5kt Ni in FeNi	Subsidiary	Bonao, Dominican Republic
Norway				
Nikkelverk	100%	86kt Ni 39kt Cu 5.2kt cobalt	Subsidiary	Kristiansand, Norway

Name of Operation	Ownership	Annual Production Capacity (Full plan/time basis)	Accounting Status	Location
Xstrata Zinc				
Australia				
Lennard Shelf	50%	To be closed in August 2008	Joint venture	Western Australia
McArthur River	100%	2.2mt ore 148kt zinc in conc	Subsidiary	Northern Territory, Australia
Mount Isa	100%	6.5mt ore 305kt Zn in conc 170kt Pb in bullion 300t Ag in bullion	Subsidiary	North West Queensland, Australia
Canada				
Brunswick Mine	100%	3.6 mt ore 275 kt Zn in conc 80 kt Pb in conc 210 t Ag in conc 8 kt Cu in conc	Subsidiary	New Brunswick, Canada
Brunswick Smelting	100%	110 kt refined lead 450 t silver doré	Subsidiary	New Brunswick, Canada
CEZ Refinery	25%	304kt Zn	Associate	Quebec, Canada
General Smelting	100%	25kt Zn and Pb foundry products	Subsidiary	Quebec, Canada
Kidd Creek Refinery	100%	153kt Zn	Subsidiary	Ontario, Canada
Germany				
Nordenham	100%	157kt Zn 151kt saleable Zn	Subsidiary	Nordenham, Germany
Peru				
Antamina (joint with Xstrata Copper)	33.75%	35mt ore 335kt Zn	Joint venture	Ancash, Peru
Spain				
San Juan de Nieva	100%	507kt Zn 487kt saleable Zn	Subsidiary	Asturias, Spain
Hinojedo	100%	47kt calcine 31kt SO_2	Subsidiary	Cantabria, Spain
Arnao	100%	24kt ZnO	Subsidiary	Asturias, Spain
UK				
Northfleet	100%	180kt primary Pb 360t refined silver	Subsidiary	Northfleet, UK

Disclaimer

The information contained in this document is not intended to and does not constitute or form part of an offer or invitation to purchase, or the solicitation of an offer to sell, any securities. Any offer for the entire issued and to be issued share capital of Lonmin plc (the *Proposed Offer*), if made, will be made solely by means of an offer document and forms of acceptance accompanying the offer document, which will contain the full terms and conditions of any such offer including details of how it may be accepted. Any action required by a shareholder or ADS holder in connection with the Proposed Offer will only be set out in those documents that may be sent to, or made available to, shareholders and ADS holders and any decision made by such shareholders or ADS holders should be made solely and only on the basis of information provided in any such documents. Once published, any such documents relating to the Proposed Offer may be obtained from Xstrata's website at www.xstrata.com/lonmin or on request from Xstrata plc (*Xstrata*).

The information contained in this document is subject to, and must be read in conjunction with, all other publicly available information, including the announcement of the Proposed Offer dated 6 August 2008 and, where relevant, any fuller disclosure document(s) published by Xstrata.

This document contains statements which are, or may be deemed to be, "forward-looking statements" which are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as "plans", "expects" or "does not expect", "is expected", "is subject to", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations.

Neither Xstrata, nor any of its associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this document will actually occur. You are cautioned not to place undue reliance on these forward-looking statements.

Other than in accordance with its legal or regulatory obligations (including under the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Services Authority), Xstrata is not under any obligation and Xstrata expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Statement of directors' responsibilities

We confirm that to the best of our knowledge:

(a) the condensed set of consolidated financial statements has been prepared in accordance with IAS 34 "Interim Financial Reporting";

(b) the interim management report includes a fair review of the information required by DTR 4.2.7 (being an indication of important events that have occurred during the first six months of the financial year, and their impact on the half-yearly report and a description of the principal risks and uncertainties for the remaining six months of the financial year); and

(c) the interim management report includes a fair review of the information required by DTR 4.2.8 (being disclosure of related party transactions that have taken place in the first six months of the financial year and that have materially affected the financial position or the performance of the Group during the period and any changes in the related party transactions described in the last annual report that could have a material effect on the financial position or performance of the Group in the first six months of the financial year).

The directors of Xstrata plc are listed in the Xstrata Annual Report 2007, with the exception of Claude Lamoureux who was elected a director of the company on 6 May 2008.

By order of the board

T L Reid

Director

Chief Financial Officer

6 August 2008

Independent Review Report to Xstrata plc

Introduction

We have been engaged by Xstrata plc (the company) to review the condensed set of consolidated financial statements for the six months ended 30 June 2008 which comprises the condensed interim consolidated balance sheet and the related condensed interim consolidated income statement, cash flow statement, and statement of recognised income and expense and related notes 1 to 16. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with guidance contained in ISRE 2410 (UK and Ireland) "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial statements contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As noted in note 3, the annual financial statements of the group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this interim financial report has been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as adopted by the European Union.

Our Responsibility

Our responsibility is to express to the Company a conclusion on the financial information in the interim report based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of consolidated financial statements in the interim report for the six months ended 30 June 2008 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

Ernst & Young LLP
London
6 August 2008

The maintenance and integrity of the Xstrata plc web site is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial information since it was initially presented on the web site. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Condensed Interim Consolidated Income Statement

For the six months ended 30 June 2008

US$m	Notes	**(Unaudited) 6 months 30.06.08**	(Unaudited) 6 months 30.06.07	(Audited) 12 months 31.12.07
Revenue		**16,092**	14,232	28,542
Cost of sales*		**(9,033)**	(7,515)	(15,544)
Distribution costs		**(912)**	(684)	(1,439)
Administrative expenses*		**(460)**	(344)	(686)
Share of results from associates		**7**	7	15
Exceptional items:				
Income and costs of acquisition related activities	6	**-**	275	275
Liability fair value adjustments	6	**(206)**	(24)	(25)
Profit on restructure of joint venture	6	**193**	-	-
Restructuring and closure costs	6	**(62)**	-	-
Profit before interest, taxation, depreciation and amortisation		**5,619**	5,947	11,138
Depreciation and amortisation:				
- Cost of sales		**(1,169)**	(994)	(2,038)
- Administrative expenses		**(12)**	(22)	(58)
Profit before interest and taxation		**4,438**	4,931	9,042
Finance income:				
Trading items		**37**	77	142
Exceptional items	6	**59**	60	74
Total finance income		**96**	137	216
Finance costs:				
Trading items		**(433)**	(507)	(935)
Exceptional items	6	**(70)**	(86)	(196)
Total finance costs		**(503)**	(593)	(1,131)
Profit before taxation		**4,031**	4,475	8,127
Income tax expense on trading profit		**(1,102)**	(1,333)	(2,301)
Income tax (expense)/benefit on exceptional items		**10**	(45)	(10)
Total income tax expense	13	**(1,092)**	(1,378)	(2,311)
Profit from continuing operations		**2,939**	3,097	5,816
Profit after tax from discontinued operations	5	**-**	53	53
Profit for the period		**2,939**	3,150	5,869
Attributable to:				
Equity holders of the parent		**2,753**	3,002	5,543
Minority interests		**186**	148	326
		2,939	3,150	5,869

* Before depreciation and amortisation

Condensed Interim Consolidated Income Statement (continued)

For the six months ended 30 June 2008

	Notes	**(Unaudited) 6 months 30.06.08**	(Unaudited) 6 months 30.06.07	(Audited) 12 months 31.12.07
Earnings per share (US$)				
Basic (continuing operations)				
- before exceptional items	15	**2.95**	2.89	5.60
- exceptional items	15	**(0.08)**	0.19	0.12
	15	**2.87**	3.08	5.72
Basic				
- before exceptional items	15	**2.95**	2.95	5.66
- exceptional items	15	**(0.08)**	0.19	0.12
	15	**2.87**	3.14	5.78
Diluted (continuing operations)				
- before exceptional items	15	**2.89**	2.82	5.47
- exceptional items	15	**(0.08)**	0.18	0.12
	15	**2.81**	3.00	5.59
Diluted				
- before exceptional items	15	**2.89**	2.87	5.52
- exceptional items	15	**(0.08)**	0.18	0.12
	15	**2.81**	3.05	5.64
Dividends (US$m)				
- declared and paid		**327**	290	443
- proposed		**173**	155	326
Dividend per share (USc)				
- declared and paid		**34.0**	30.0	46.0
- proposed		**18.0**	16.0	34.0

Condensed Interim Consolidated Balance Sheet

As at 30 June 2008

US$m	Notes	(Unaudited) 30.06.08	(Unaudited) 30.06.07*	(Audited) 31.12.07**
Assets				
Non-current assets				
Intangible assets	8	**9,524**	8,867	9,345
Property, plant and equipment	9	**39,449**	28,948	33,283
Biological assets		**22**	18	19
Inventories		**33**	44	17
Trade and other receivables		**118**	86	85
Investments in associates		**192**	185	186
Available-for-sale financial assets		**177**	180	203
Derivative financial assets		**327**	61	210
Other financial assets		**73**	81	98
Pension asset		**6**	5	5
Prepayments		**8**	23	30
Deferred tax assets		**13**	11	7
		49,942	38,509	43,488
Current assets				
Inventories		**4,863**	3,790	4,167
Trade and other receivables		**4,303**	3,303	2,967
Derivative financial assets		**78**	13	89
Other financial assets		**6**	-	54
Prepayments		**257**	179	265
Cash and cash equivalents	12	**1,442**	1,451	1,148
		10,949	8,736	8,690
Total assets		**60,891**	47,245	52,178

* Restated for the revisions to the provisional Falconbridge acquisition accounting (refer to note 4)

** Restated for the revisions to the provisional Austral Coal acquisition accounting (refer to note 4)

Condensed Interim Consolidated Balance Sheet (continued)

As at 30 June 2008

US$m	Notes	**(Unaudited) 30.06.08**	(Unaudited) 30.06.07*	(Audited) 31.12.07**
Equity and liabilities				
Capital and reserves - attributable to equity holders of Xstrata plc				
Issued capital	10, 11	**488**	485	485
Share premium	10, 11	**10,308**	9,899	9,899
Own shares	10, 11	**(831)**	(147)	(651)
Convertible borrowings - equity component	11	**56**	56	56
Other reserves	11	**5,583**	4,877	5,055
Retained earnings	11	**11,273**	6,653	8,984
		26,877	21,823	23,828
Minority interests	11	**1,579**	1,023	1,430
Total equity		**28,456**	22,846	25,258
Non-current liabilities				
Trade and other payables		**75**	63	54
Interest-bearing loans and borrowings	12	**14,557**	9,057	11,327
Convertible borrowings	12	**329**	332	327
Derivative financial liabilities		**296**	247	206
Other financial liabilities		**695**	194	351
Provisions		**2,540**	2,147	2,454
Pension deficit		**203**	139	227
Deferred tax liabilities		**6,359**	5,417	5,985
Other liabilities		**74**	12	78
		25,128	17,608	21,009
Current liabilities				
Trade and other payables		**4,548**	3,718	3,745
Interest-bearing loans and borrowings	12	**1,333**	1,952	1,118
Derivative financial liabilities		**366**	58	205
Provisions		**605**	259	344
Income taxes payable		**422**	725	454
Other liabilities		**33**	79	45
		7,307	6,791	5,911
Total liabilities		**32,435**	24,399	26,920
Total equity and liabilities		**60,891**	47,245	52,178

* Restated for the revisions to the provisional Falconbridge acquisition accounting (refer to note 4)

** Restated for the revisions to the provisional Austral Coal acquisition accounting (refer to note 4)

Condensed Interim Consolidated Cash Flow Statement

For the six months ended 30 June 2008

US$m	Notes	(Unaudited) 6 months 30.06.08	(Unaudited) 6 months 30.06.07	(Audited) 12 months 31.12.07
Profit before taxation (continuing operations)		**4,031**	4,475	8,127
Adjustments for:				
Profit before tax from discontinued operations		-	89	89
Finance income		**(96)**	(139)	(218)
Finance cost		**503**	595	1,133
Share of results from associates		**(7)**	(7)	(15)
Net profit on disposal of property, plant and equipment		**2**	1	3
Liability fair value adjustments		**206**	24	25
Profit on disposal of joint venture interest		**(193)**	-	-
Restructuring and closure costs		**62**	-	-
Depreciation		**1,115**	996	2,025
Amortisation		**66**	51	102
Share-based compensation plans		**116**	55	103
Increase in trade and other receivables		**(1,235)**	(520)	(348)
Increase in other assets		**(191)**	(70)	(106)
Increase in inventories		**(653)**	(393)	(652)
Increase in trade and other payables		**630**	627	552
Increase/(decrease) in provisions		**84**	296	224
Other non-cash movements		**(8)**	29	2
Cash generated from operations		**4,432**	6,109	11,046
Income tax paid		**(1,048)**	(1,771)	(2,965)
Interest paid		**(366)**	(505)	(803)
Interest received		**66**	86	132
Dividends received		**1**	2	4
Net cash flow from operating activities		**3,085**	3,921	7,414
Purchase of property, plant and equipment		**(2,125)**	(988)	(2,848)
Proceeds from sale of property, plant and equipment		**6**	20	86
Purchase of intangible assets		**(39)**	(2)	(14)
Purchase of available-for-sale financial assets		-	-	(41)
Acquisition of other investments		-	(55)	-
Payments to black empowerment partner		-	-	(44)
Acquisition of subsidiaries, net of cash acquired		**(3,652)**	-	(2,130)
Disposal of subsidiaries, net of disposal costs and cash disposed		-	1,120	1,120
Net cash flow from (used) in investing activities		**(5,810)**	95	(3,871)
Purchase of own shares		**(17)**	(14)	(532)
Disposal of own shares		**68**	-	56
Proceeds from interest bearing loans and borrowings		**3,767**	1,388	6,666
Interest bearing loans and borrowings issue costs		**(28)**	(7)	(38)
Repayment of interest bearing loans and borrowings		**(373)**	(5,068)	(9,431)
Payment of finance lease liabilities		**(1)**	(151)	(159)
Dividends paid to equity holders of the parent		**(327)**	(290)	(443)
Dividends paid to minority interests		**(111)**	(284)	(485)
Capital injection from minority interests		-	-	180
Redemption of minority interests		-	-	(22)
Net cash flow from (used) in financing activities		**2,978**	(4,426)	(4,208)
Net increase/(decrease) in cash and cash equivalents		**253**	(410)	(665)
Net foreign exchange difference		**1**	19	17
Cash and cash equivalents at 1 January		**1,069**	1,717	1,717
Cash and cash equivalents at period end	12	**1,323**	1,326	1,069

Condensed Interim Consolidated Statement of Recognised Income and Expense

For the six months ended 30 June 2008

US$m	**(Unaudited) 6 months 30.06.08**	(Unaudited) 6 months 30.06.07	(Audited) 12 months 31.12.07
Income and expenses recognised directly in equity:			
Actuarial gains on defined benefit pension plans	**-**	-	(98)
Gains on available-for-sale financial assets	**21**	41	49
Revaluation of property, plant and equipment	**-**	-	22
Gains/(losses) on cash flow hedges	**(279)**	9	(261)
Foreign currency translation differences	**627**	380	670
	369	430	382
Transfers to the income statement:			
Losses on cash flow hedges	**166**	13	121
Recycled foreign currency translation net losses	**20**	3	28
	555	446	531
Tax on items taken directly to or transferred from equity	**(27)**	(41)	(7)
Net income recognised directly in equity	**528**	405	524
Profit for the period	**2,939**	3,150	5,869
Total recognised income and expense for the period	**3,467**	3,555	6,393
Attributable to:			
Equity holders of the parent	**3,281**	3,407	6,067
Minority interests	**186**	148	326
	3,467	3,555	6,393

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

1. Corporate Information

The ultimate parent entity of the Group, Xstrata plc, is a publicly traded limited company incorporated in England and Wales and domiciled in Switzerland. Its ordinary shares are traded on the London and Swiss stock exchanges.

The condensed interim consolidated financial statements do not constitute statutory accounts as defined in Section 240 of the Companies Act 1985.

The financial information for the full preceding financial year is based on statutory accounts for the financial year ended 31 December 2007 adjusted for the refinement of provisional acquisition accounting (refer to note 4). These statutory accounts, upon which the auditors issued an unqualified opinion and which did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report and did not contain a statement under s237(2) or s237(3) of the Companies Act 1985, have been delivered to the registrar.

2. Basis of preparation

The condensed interim consolidated financial statements of Xstrata plc and its subsidiaries (the Group) for the six months ended 30 June 2008 have been prepared in accordance with IAS 34 'Interim Financial Reporting'. Accordingly the condensed interim consolidated financial statements do not include all of the information or disclosures required in the annual financial statements and should be read in conjunction with the Group's annual financial statements for the year ended 31 December 2007.

The impact of seasonality or cyclicality on operations is not regarded as significant to the condensed interim consolidated financial statements.

The following exchange rates to the US dollar (US$) have been applied:

	As at 30 June 2008	**Average 6 months to 30 June 2008**	As at 30 June 2007	Average 6 months to 30 June 2007	As at 31 December 2007	Average 12 months to 31 December 2007
Argentine pesos (US$:ARS)	**3.0250**	**3.1381**	3.0887	3.0893	3.1500	3.1155
Australian dollars (AUD:US$)	**0.9610**	**0.9245**	0.8469	0.8088	0.8751	0.8389
Canadian dollars (US$:CAD)	**1.0108**	**1.0072**	1.0596	1.1351	0.9984	1.0740
Chilean pesos (US$:CLP)	**521.35**	**466.70**	527.54	533.64	497.95	522.21
Colombian pesos (US$:COP)	**1,901.50**	**1,837.12**	1,960.35	2,121.21	2,018.00	2,075.16
Euros (EUR:US$)	**1.5793**	**1.5309**	1.3444	1.3296	1.4590	1.3708
Great Britain pounds (GBP:US$)	**1.9948**	**1.9747**	2.0024	1.9704	1.9849	2.0020
Peruvian Nuevo sol (US$:PEN)	**2.9655**	**2.8497**	3.1675	3.1807	2.9980	3.1285
South African rand (US$:ZAR)	**7.9145**	**7.6560**	7.0751	7.1640	6.8626	7.0506
Swiss francs (US$:CHF)	**1.0183**	**1.0502**	1.2313	1.2278	1.1335	1.2000

3. Significant accounting policies

The accounting policies adopted in the preparation of the condensed interim consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2007, except for the adoption of the following new interpretations for periods beginning 1 January 2008:

- IFRIC 11 IFRS 2 - Group and treasury share transactions
  The Group adopted IFRIC Interpretation 11 which relates to accounting for share-based payment arrangements that involve two or more entities in the same group. The adoption of this interpretation has had no impact on the Group earnings or equity in the current or prior periods.

- IFRIC 14 IAS 19 - The limit on a defined benefit asset, minimum funding requirements and their interaction
  The Group adopted IFRIC Interpretation 14 which provides guidance on how to assess the limit on the amount of surplus in a defined benefit scheme that can be recognised as an asset under IAS 19 Employee Benefits. The adoption of this interpretation has had no impact on the Group earnings or equity in the current or prior periods.

The annual financial statements of the Group for the year ended 31 December 2007 were prepared in accordance with IFRSs as adopted by the European Union.

Comparatives

Where applicable, comparatives have been adjusted to disclose them on the same basis as current period figures and for the finalisation of the acquisition accounting (refer to note 4).

4. Acquisitions

Business Combinations

Current year business combinations

Jubilee Mines NL

On 29 October 2007 the Group made an AUD23 per share cash offer for shares in Jubilee Mines NL (Jubilee). On 31 January 2008, the Group declared the offer free from all conditions, and obtained control of Jubilee, following the receipt of acceptances in respect of 62% of Jubilee's share capital. By 16 February 2008 the Group held 97% of Jubilee and obtained the remaining 3% by 31 March 2008. Under IFRS 3 the acquisition has been accounted for as one transaction occurring on 31 January 2008. The total cost of the acquisition was US$2,875 million. Jubilee, which was previously listed on the Australian stock exchange, owns and operates the Cosmos Nickel operation and is developing the Sinclair Nickel Project in Western Australia.

The provisional fair values of the identifiable assets and liabilities of Jubilee acquired were:

US$m	IFRS carrying value	Fair value adjustments	Provisional fair value to Group
Property, plant and equipment	218	2,547	2,765
Available-for-sale financial assets	8	-	8
Prepayments	1	-	1
Inventories	8	-	8
Income taxes receivable	2	4	6
Trade and other receivables	15	-	15
	252	2,551	2,803
Trade and other payables	(44)	-	(44)
Provisions	(11)	-	(11)
Deferred tax liabilities	(39)	16	(23)
Net assets	158	2,567	2,725
Goodwill arising on acquisition	-	26	26
	158	2,593	2,751
Consideration:			
Net cash acquired with the subsidiary			(124)
Cash paid			2,721
Acquisition costs			154
			2,751

The fair values are provisional due to the complexity and timing of the acquisition. The review of the fair value of the assets and liabilities acquired will continue for 12 months from the acquisition date.

The goodwill balance is the result of the requirement to recognise a deferred tax liability calculated as the difference between the tax effect of the fair value of the assets and liabilities acquired and their tax bases.

From the date of acquisition Jubilee contributed US$8 million loss to the Group.

4. Acquisitions (continued)

Resource Pacific Holdings Limited

On 5 December 2007 the Group announced an unconditional cash offer for shares in Resource Pacific Holdings Limited (Resource Pacific) of AUD2.85 per share and on 8 February 2008 the offer price was increased to AUD3.20 per share. As at 20 February 2008, the Group held 67.5% and as at 23 April 2008, the Group held 89.8% of the total issued shares of Resource Pacific. Under IFRS 3 the acquisition has been accounted for as one transaction occurring on 20 February 2008. The total cost of the acquisition was US$910 million. Resource Pacific was previously listed on the Australian stock exchange and owns the Newpac underground coal mine located in the Hunter Valley coalfields of New South Wales, Australia.

The provisional fair values of the identifiable assets and liabilities of Resource Pacific acquired were:

US$m	IFRS carrying value	Fair value adjustments	Provisional fair value to Group
Property, plant and equipment	266	986	1,252
Deferred tax assets	57	(57)	-
Other financial assets	-	11	11
Prepayments	2	-	2
Inventories	2	-	2
Trade and other receivables	14	-	14
	341	940	1,281
Trade and other payables	(72)	-	(72)
Interest-bearing loans and borrowings	(14)	-	(14)
Provisions	(45)	(202)	(247)
Deferred tax liabilities	-	(238)	(238)
Net assets	210	500	710
Minority interests	-	(74)	(74)
Net attributable assets	210	426	636
Goodwill arising on acquisition	-	265	265
	210	691	901
Consideration:			
Net cash acquired with the subsidiary			(9)
Cash paid			903
Acquisition costs			7
			901

The fair values are provisional due to the complexity and timing of the acquisition. The review of the fair value of the assets and liabilities acquired will continue for 12 months from the acquisition date.

The goodwill balance is the result of the requirement to recognise a deferred tax liability calculated as the difference between the tax effect of the fair value of the assets and liabilities acquired and their tax bases.

From the date of acquisition Resource Pacific contributed US$9 million loss to the Group.

If the Jubilee and Resource Pacific acquisitions had taken place on 1 January 2008 the Group's revenue would have been US$16,117 million, profit before interest, taxation, depreciation and amortisation would have been US$5,608 million, profit before interest and taxation would have been US$4,420 million, and profit for the period would have been US$2,926 million.

Douglas Tavistock Joint Venture

In March 2008, the Group restructured its Douglas Tavistock Joint Venture (DTJV) with BHP Billiton Energy Coal South Africa (BECSA). Under the terms of the restructuring, the Group will acquire and manage the mining of reserves approximately equivalent to its 16% share of the DTJV, in an area contiguous to its 100% owned Arthur Taylor Colliery Open-cast Mine (ATCOM) operations. The Group will also acquire approximately 16% of the major mobile equipment and will commence separate mining operations from 1 July 2009. The Group also entered into an interim coal off-take arrangement (export and Eskom) for 18 months with BECSA, effective from 1 January 2008 and a long term supply arrangement for its share of the former DTJV's Duhva LT Eskom Coal Supply Agreement. The Group will receive US$43 million on 1 July 2009.

4. Acquisitions (continued)

Under IFRSs this restructure has been accounted for in the period by recognising the net assets obtained at fair value and derecognising the Group's interest in the DTJV. This has resulted in a gain of US$193 million, calculated as follows:

US$m	
Fair value of net assets obtained	
Intangible assets	24
Property, plant and equipment	296
Inventories	-
Trade and other receivables	83
	403
Trade and other payables	(13)
Other financial liabilities	(46)
Provisions	(3)
Deferred tax liabilities	(85)
Net assets obtained	256
Book value of net assets derecognised	
Property, plant and equipment	93
Inventories	2
Trade and other receivables	4
Trade and other payables	(13)
Provisions	(13)
Deferred tax liabilities	(10)
Net assets derecognised	63
Gain on transaction	193

As this transaction is deemed to be a business combination under IFRS, the review of the fair values of the assets and liabilities obtained will continue until March 2009, twelve months from the date of the transaction. The fair values are provisional due to the complexity and timing of the transaction.

The carrying value of the Group's share of the DTJV net assets on the restructuring date was US$63 million.

4. Acquisitions (continued)

Prior year business combinations

Austral Coal Limited

In October 2007 the Group acquired 85.85% of Austral Coal Limited (Austral) and obtained control of the Company. By 21 December 2007, the Group had acquired the remaining 14.15% of the Company. The total cost of these purchases was US$542 million. Austral owns the Tahmoor underground coking coal operation in the southern coalfields of New South Wales, Australia.

At 31 December 2007 and 30 June 2008 the fair values are provisional due to the timing of the acquisition. The review of the fair value of the assets and liabilities acquired will continue for 12 months from the acquisition date.

The provisional fair values of the identifiable assets and liabilities of Austral acquired have been adjusted in the period as follows:

US$m	Provisional fair value as reported at 31 December 2007	Fair value adjustments [a]	Fair value at acquisition
Property, plant and equipment	729	(34)	695
Prepayments	6	-	6
Inventories	14	-	14
Trade and other receivables	18	-	18
	767	(34)	733
Trade and other payables	(24)	-	(24)
Interest-bearing loans and borrowings	(167)	-	(167)
Provisions	(39)	-	(39)
Deferred tax liabilities	(165)	71	(94)
Net assets	372	37	409
Goodwill arising on acquisition[b]	169	(37)	132
	541	-	541
Consideration:			
Net cash acquired with the subsidiary	(1)	-	(1)
Cash paid	512	-	512
Contingent consideration	30	-	30
	541	-	541

[a] These adjustments arose due to the revisions to the valuations of property, plant and equipment and the recognition of tax losses.

[b] The goodwill balance is a result of the requirement to recognise a deferred tax liability calculated as the difference between the tax effect of the fair value of the assets and liabilities and their tax bases.

4. Acquisitions (continued)

Falconbridge Limited

The Group obtained control of Falconbridge Limited (Falconbridge) in August 2006 for a total cash cost of US$18,819 million including transaction costs.

Subsequent to 30 June 2007 the provisional acquisition accounting was finalised as follows:

US$m	Provisional fair value as reported at 30 June 2007	Fair value adjustments [a]	Fair value at acquisition
Intangible assets	267	701	968
Property, plant and equipment	18,224	(180)	18,044
Inventories	2,305	-	2,305
Trade and other receivables	1,375	-	1,375
Investments in associates	134	-	134
Available-for-sale financial assets	150	-	150
Derivative financial assets	56	-	56
Other financial assets	125	(83)	42
Prepayments	63	-	63
	22,699	438	23,137
Trade and other payables	(1,807)	(12)	(1,819)
Interest-bearing loans and borrowings	(3,800)	-	(3,800)
Derivative financial liabilities	(125)	-	(125)
Provisions	(1,403)	-	(1,403)
Pension deficit	(311)	-	(311)
Deferred tax liabilities	(3,389)	(23)	(3,412)
Income tax payable	(353)	-	(353)
Net assets	11,511	403	11,914
Minority interests	(45)	(426)	(471)
Net attributable assets	11,466	(23)	11,443
Goodwill*	3,322	23	3,345
Net attributable assets including goodwill	14,788	-	14,788

4. Acquisitions (continued)

Total consideration:	Provisional	Adjustments	Final
Net cash acquired with the subsidiary	(879)	-	(879)
Acquisition costs	68	-	68
Cash paid for 19.9% acquired in 2005	1,715	-	1,715
Cash paid for 80.1% acquired in 2006	17,036	-	17,036
	17,940	-	17,940
Goodwill arising on acquisition on 19.9% interest in Falconbridge in 2005:			
Cash paid	1,715	-	1,715
Less fair value of the 19.9% share of the attributable net assets acquired**	(1,715)	-	(1,715)
Goodwill	-	-	-
Goodwill arising on acquisition on 80.1% interest in Falconbridge in 2006:			
80.1% of net cash acquired with the subsidiary	(704)	-	(704)
Acquisition costs	68	-	68
Cash paid	17,036	-	17,036
	16,400	-	16,400
Less 80.1% share of the attributable net assets acquired	(11,845)	-	(11,845)
Goodwill on 80.1% acquisition***	4,555	-	4,555
Goodwill from above*	3,322	23	3,345
Total goodwill*	7,877	23	7,900

* This goodwill balance is the result of the requirement to recognise a deferred tax liability calculated as the difference between the tax effect of the fair value of the assets and liabilities and their tax bases.

** In accordance with IFRSs, this represents 19.9% of the fair value of the net assets at the date of acquisition in 2005.

*** Included in this goodwill are certain intangible assets that cannot be individually separated or reliably measured from the acquisition due to their nature. These items include the expected value of synergies and an assembled workforce.

(a) The fair values of identified assets and liabilities acquired were finalised subsequent to 30 June 2007. This has resulted in updates to a number of fair values reflected at 30 June 2007. The main adjustments relate to:

- Intangibles increased after a review to identify such assets was undertaken, and includes long-term feed contracts and rights to a hydroelectricity development project.
- Valuations of property, plant and equipment were finalised resulting in a decrease in value.
- A review of joint venture arrangements was undertaken to assess whether the Group has joint control or control over such entities. In one instance, it was determined that the Group controlled as opposed to jointly controlled the operation. Accordingly this entity has been consolidated as opposed to proportionally consolidated. This has resulted in an increase to property, plant and equipment and minority interests.

There were no changes to the Falconbridge acquisition accounting recorded in the annual financial statements for the year ended 31 December 2007.

There were no other changes to the prior year business combinations as reported on pages 65 to 67 of the Group's interim financial statements for the period ended 30 June 2007and pages 159 to 167 of the Group's annual financial statements for the year ended 31 December 2007. The acquisition accounting for Mongoola (formerly Anvill Hill) and Eland Platinum Holdings Limited is provisional at 30 June 2008.

5. Discontinued operations and disposals

Prior year disposals

Aluminium

The Aluminium business was sold on 18 May 2007 to Apollo Management LP. The disposal proceeds amounted to US$1,150 million before disposal costs of US$24 million, resulting in the Group realising a gain of US$1 million after tax of US$12 million.

The results of the Aluminium business for the periods ended are presented below:

US$m	6 months 30.06.07 & 12 months 31.12.07
Revenue	542
Cost of sales (before depreciation and amortisation)	(406)
Distribution costs	(9)
Administrative expenses	(7)
Profit before interest, taxation, depreciation and amortisation	120
Depreciation and amortisation – Cost of sales	(31)
Profit before interest and taxation	89
Finance income	2
Finance costs	(2)
Profit before taxation	89
Income tax expense	(37)
Profit for the period from discontinued operation	52
Gain on disposal of the discontinued operation	1
Profit after tax for the period from discontinued operations	53

The carrying value of the major classes of assets and liabilities at the date of the sale were:

US$m	at 18.05.2007
Intangible assets	139
Property, plant and equipment	1,011
Inventories	215
Trade and other receivables	176
Other financial assets	31
Trade and other payables	(92)
Interest bearing loans and borrowings	(1)
Provisions	(37)
Pension deficit	(19)
Deferred tax liabilities	(298)
Income tax payable	(6)
Net assets	1,119
Cash inflow on disposal:	
Cash disposed of with the subsidiary	(6)
Cash received	1,150
Disposal costs	(24)
Net cash inflow	1,120
Gain on disposal of the discontinued operation	1

Earnings per share from discontinued operations:

US$	6 months 30.06.08	6 months 30.06.07	12 months 31.12.07
Basic earnings per share	-	0.06	0.06
Diluted earnings per share	-	0.05	0.05

The cash flows arising from the Aluminium business unit up to the date of sale were operational in nature and were materially the same as its profits.

6. Exceptional items

Liability fair value adjustment

During the six months ended 30 June 2008, an expense of US$206 million (30 June 2007 US$24 million, 31 December 2007 US$25 million) has been recognised in relation to the increase in the fair value of the liabilities recognised by the Group following the black empowerment disposals to Kagiso of an interest in the Mototolo joint venture and African Rainbow Minerals Limited (ARM) of an interest in the Group's South African coal business.

Profit on restructure of joint venture

During the six months ended 30 June 2008, a gain of US$193 million was recognised in relation to the restructure of the Group's interest in the Douglas Tavistock Joint Venture (refer to note 4).

Restructuring and closure costs

During the six months ended 30 June 2008, asset write downs and closure costs of US$62 million were recognised in relation to the Lennard Shelf joint venture.

Income and costs of acquisition related activities

In March 2007 the Group made a cash offer to purchase LionOre Mining International Limited (LionOre), a Canadian listed nickel and gold mining company. In May 2007 OJSC MMC Norilsk Nickel announced a higher cash offer and on 1 June 2007, the Group announced it would not increase its offer price. LionOre terminated the support agreement for the Group's offer and made a termination payment to the Group of CAD305 million (US$284 million) in June 2007. The Group incurred acquisition costs of US$9 million in relation to the offer for LionOre.

Finance income and finance costs

Recycling of foreign exchange differences

During the six months ended 30 June 2008, income of US$50 million (30 June 2007 US$60 million, 31 December 2007 US$74 million) and an expense of US$70 million (30 June 2007 US$63 million, 31 December 2007 US$102 million) were recognised in relation to the recycling of balances in the foreign currency translation reserve. This is in accordance with the Group's policy of recycling amounts on repayment of quasi equity intercompany loans.

Other exceptional finance income and costs

Other exceptional income and costs primarily relate to borrowing costs expensed on refinancing and foreign currency movements on non US$ denominated loans.

7. Segmental Analysis

Business segments

The operating businesses are organised and managed separately according to the nature of the products produced, with each segment representing a strategic business unit that offers different products and serves different markets. The following tables present revenue and profit information and certain asset and liability information regarding the Group's business segments.

For the period ended

US$m	**6 months 30.06.08**	6 months 30.06.07	12 months 31.12.07
Revenue			
External parties:			
Coal – Thermal	**2,635**	1,616	3,614
Coal – Coking	**633**	255	587
Coal	**3,268**	1,871	4,201
Ferroalloys	**993**	540	1,223
Platinum	**212**	49	129
Copper	**7,447**	5,975	12,794
Nickel	**2,101**	3,221	5,252
Zinc Lead	**1,933**	2,481	4,726
Technology	**138**	95	217
Revenue (from continuing operations)	**16,092**	14,232	28,542
Inter-segmental:			
Coal	**-**	3	3
Copper	**39**	3	65
Nickel	**100**	67	131
Zinc Lead	**163**	170	214
Technology	**-**	2	-
Eliminations	**(302)**	(245)	(413)
Group Revenues	**16,092**	14,232	28,542
Discontinued operations:			
Aluminium	**-**	542	542
	16,092	14,774	29,084

7. Segmental Analysis (continued)

US$m	**6 months 30.06.08**	6 months 30.06.07	12 months 31.12.07
Profit before interest, taxation, depreciation and amortisation (EBITDA)			
Before exceptional items:			
Coal – Thermal	**1,043**	423	977
Coal – Coking	**295**	85	214
Coal	**1,338**	508	1,191
Ferroalloys	**541**	154	382
Platinum	**153**	31	66
Copper	**2,676**	2,330	4,987
Nickel	**729**	1,708	2,577
Zinc Lead	**469**	1,013	1,810
Technology	**22**	18	47
Segment EBITDA before exceptional items (continuing operations)	**5,928**	5,762	11,060
Share of results from associates (net of tax, continuing operations):			
Coal	**2**	1	3
Zinc Lead	**5**	6	12
EBITDA before exceptional items (continuing operations)	**5,935**	5,769	11,075
Unallocated	**(241)**	(73)	(187)
	5,694	5,696	10,888
Exceptional items:			
Coal – Thermal	**(9)**	-	-
Platinum	**(4)**	(24)	(25)
Nickel	**-**	275	275
Zinc Lead	**(62)**	-	-
EBITDA (continuing operations)	**5,619**	5,947	11,138
EBITDA (discontinued operations):			
Aluminium	**-**	120	120
Exceptional items:			
Profit on sale of discontinued operations:			
Aluminium	**-**	13	13
Total	**5,619**	6,080	11,271
Depreciation and amortisation (from continuing operations)			
Coal	**304**	227	504
Ferroalloys	**24**	20	52
Platinum	**16**	1	7
Copper	**430**	411	824
Nickel	**238**	200	405
Zinc Lead	**161**	149	293
Technology	**3**	2	4
Depreciation and amortisation (from continuing operations)	**1,176**	1,010	2,089
Unallocated	**5**	6	7
	1,181	1,016	2,096
Discontinued operations:			
Aluminium	**-**	31	31
Total	**1,181**	1,047	2,127

7. Segmental Analysis (continued)

US$m	6 months 30.06.08	6 months 30.06.07	12 months 31.12.07
Profit before interest and taxation (EBIT)			
Before exceptional items:			
Coal – Thermal	**786**	223	544
Coal – Coking	**248**	58	143
Coal	**1,034**	281	687
Ferroalloys	**517**	134	330
Platinum	**137**	30	59
Copper	**2,246**	1,919	4,163
Nickel	**491**	1,508	2,172
Zinc Lead	**308**	864	1,517
Technology	**19**	16	43
Segment EBIT before exceptional items (continuing operations)	**4,752**	4,752	8,971
Share of results from associates (net of tax, continuing operations):			
Coal – Thermal	**2**	1	3
Zinc Lead	**5**	6	12
EBIT before exceptional items (continuing operations)	**4,759**	4,759	8,986
Unallocated	**(246)**	(79)	(194)
	4,513	4,680	8,792
Exceptional items:			
Coal – Thermal	**(9)**	-	-
Platinum	**(4)**	(24)	(25)
Nickel	**-**	275	275
Zinc Lead	**(62)**	-	-
EBIT (continuing operations)	**4,438**	4,931	9,042
Finance income	**96**	137	216
Finance expense	**(503)**	(593)	(1,131)
Profit before taxation	**4,031**	4,475	8,127
Income tax expense	**(1,092)**	(1,378)	(2,311)
Profit from continuing operations	**2,939**	3,097	5,816
Profit after tax from discontinued operations:			
Aluminium	**-**	53	53
Profit for the period	**2,939**	3,150	5,869

7. Segmental Analysis (continued)

US$m	6 months 30.06.08	6 months 30.06.07	12 months 31.12.07
Capital expenditure			
Sustaining:			
Coal	**186**	171	460
Ferroalloys	**39**	16	56
Platinum	**5**	-	-
Copper	**214**	150	425
Nickel	**126**	80	281
Zinc Lead	**128**	73	219
Technology	**1**	1	3
Total sustaining (from continuing operations)	**699**	491	1,444
Unallocated	**4**	5	11
	703	496	1,455
Discontinued operations:			
Aluminium	**-**	12	12
Total	**703**	508	1,467
Expansionary:			
Coal	**368**	105	347
Ferroalloys	**5**	30	47
Platinum	**45**	7	17
Copper	**220**	114	296
Nickel	**645**	159	424
Zinc Lead	**177**	95	285
Technology	**1**	-	1
Total expansionary (from continuing operations)	**1,461**	510	1,417
Discontinued operations:			
Aluminium	**-**	1	1
Total	**1,461**	511	1,418
Total capital expenditure:			
Coal	**554**	276	807
Ferroalloys	**44**	46	103
Platinum	**50**	7	17
Copper	**434**	264	721
Nickel	**771**	239	705
Zinc Lead	**305**	168	504
Technology	**2**	1	4
Total (from continuing operations)	**2,160**	1,001	2,861
Unallocated	**4**	5	11
	2,164	1,006	2,872
Discontinued operations:			
Aluminium	**-**	13	13
Total	**2,164**	1,019	2,885

8. Goodwill

The value of goodwill at 30 June 2008 was US$7,617 million (30 June 2007 US$6,786 million and 31 December 2007 US$7,352 million). The increase in the carrying value during the period ended 30 June 2008 is due to acquisitions (refer to note 4) and foreign currency translation adjustments.

9. Property, Plant and Equipment

During the six months ended 30 June 2008, the Group acquired assets with a cost of US$2,125 million (six months ended 30 June 2007 US$997 million and year ended 31 December 2007 US$2,853 million), not including property, plant and equipment acquired through business combinations (refer to note 4) and additions to deferred stripping costs.

The Group has made commitments to acquire property, plant and equipment totalling US$612 million at 30 June 2008 (30 June 2007 US$488 million and 31 December 2007 US$532 million). A portion of these commitments have been incurred with other venturers.

10. Issued Capital, Share Premium and Own Shares

US$m	
Authorised:	
15,109,948,397 ordinary shares of US$0.50 each as at 1 January 2007 and 30 June 2007	7,555
13,609,948,397 ordinary shares of US$0.50 each cancellation	(6,805)
1,500,000,000 ordinary shares of US$0.50 each as at 31 December 2007, 1 January 2008 and 30 June 2008	750
50,000 deferred shares of GBP1.00 each as at 1 January, 30 June and at 31 December 2007 and as at 1 January and 30 June 2008	-
1 special voting share of US$0.50 as at 1 January, 30 June and at 31 December 2007 and as at 1 January and 30 June 2008	-
	750
Issued, called up and fully paid:	
943,150,383 ordinary shares of US$0.50 each as at 1 January 2007	471
4,000,000 ordinary shares issued on 31 January 2007 to the ESOP	2
24,516,537 ordinary shares issued on the exercise of convertible bonds to 30 June 2007	12
971,666,920 ordinary shares of US$0.50 each as at 30 June 2007 and 31 December 2007	485
6,000,000 ordinary shares issued on 16 January 2008 to the ESOP	3
977,666,920 ordinary shares of US$0.50 each as at 30 June 2008	488
Share Premium:	
As at 1 January 2007	9,522
4,000,000 ordinary shares issued on 31 January 2007 to the ESOP	183
24,516,537 ordinary shares issued on the exercise of convertible bonds to 30 June 2007	194
As at 30 June 2007 and 31 December 2007	9,899
6,000,000 ordinary shares issued on 16 January 2008 to the ESOP	409
As at 30 June 2008	10,308
Own shares:	
6,173,747 ordinary shares of US$0.50 each as at 1 January 2007	(154)
4,000,000 ordinary shares purchased on 31 January 2007 by the ESOP	(185)
6,206,835 ordinary shares disposed during the period	206
291,585 ordinary shares purchased during the period	(14)
4,258,497 ordinary shares of US$0.50 each as at 30 June 2007	(147)
9,310,000 ordinary shares purchased in the ECMP during the year	(518)
411,806 ordinary shares disposed during the period	14
13,156,691 ordinary shares of US$0.50 each as at 31 December 2007	(651)
6,000,000 ordinary shares purchased on 16 January 2008 by the ESOP	(412)
4,535,661 ordinary shares disposed during the period	249
242,702 ordinary shares purchased during the period	(17)
14,863,732 ordinary shares of US$0.50 each as at 30 June 2008	(831)

11. Reconciliation of Changes in Equity

US$m	Attributable to equity holders of the parent							Minority interests	Total equity
	Issued capital	Share premium	Own shares	Convertible Borrowings - equity component	Other Reserves*	Retained earnings	Total		
At 1 January 2007	471	9,522	(154)	78	4,472	4,057	18,446	1,146	19,592
Recognised income and expenses	-	-	-	-	405	3,002	3,407	148	3,555
Issue of share capital	14	377	(185)	(22)	-	-	184	-	184
Own share purchases	-	-	(14)	-	-	-	(14)	-	(14)
Own share disposals	-	-	206	-	-	(147)	59	-	59
Equity settled share-based compensation plans	-	-	-	-	-	31	31	-	31
Acquisition of subsidiaries	-	-	-	-	-	-	-	13	13
Dividends paid	-	-	-	-	-	(290)	(290)	(284)	(574)
At 30 June 2007	485	9,899	(147)	56	4,877	6,653	21,823	1,023	22,846
Recognised income and expenses	-	-	-	-	190	2,470	2,660	178	2,838
Issue of share capital	-	-	-	-	-	-	-	-	-
Own share purchases	-	-	(518)	-	-	-	(518)	-	(518)
Own share disposals	-	-	14	-	-	(17)	(3)	-	(3)
Equity settled share-based compensation plans	-	-	-	-	-	31	31	-	31
Acquisition of subsidiaries	-	-	-	-	-	-	-	416	416
Capital injection	-	-	-	-	-	-	-	180	180
Redemption of minority interests	-	-	-	-	(12)	-	(12)	(10)	(22)
Dividends paid	-	-	-	-	-	(153)	(153)	(201)	(354)
Loan reclassification	-	-	-	-	-	-	-	(156)	(156)
At 31 December 2007	485	9,899	(651)	56	5,055	8,984	23,828	1,430	25,258
Recognised income and expenses	-	-	-	-	528	2,753	3,281	186	3,467
Issue of share capital	3	409	(412)	-	-	-	-	-	-
Own share purchases	-	-	(17)	-	-	-	(17)	-	(17)
Own share disposals	-	-	249	-	-	(181)	68	-	68
Equity settled share-based compensation plans	-	-	-	-	-	44	44	-	44
Acquisition of subsidiaries	-	-	-	-	-	-	-	74	74
Dividends paid	-	-	-	-	-	(327)	(327)	(111)	(438)
At 30 June 2008	488	10,308	(831)	56	5,583	11,273	26,877	1,579	28,456

* Other reserves comprises:

US$m	Revaluation reserves	Other reserves	Net unrealised gains/ (losses)	Foreign currency translation	Total
At 1 January 2007	1,418	1,241	(81)	1,894	4,472
Available-for-sale financial assets	-	-	41	-	41
Gains on cash flow hedges	-	-	9	-	9
Realised losses on cash flow hedges	-	-	13	-	13
Recycled foreign currency translation net losses	-	-	-	3	3
Foreign currency translation differences	-	-	(2)	382	380
Deferred tax	-	-	(18)	(23)	(41)
At 30 June 2007	1,418	1,241	(38)	2,256	4,877
Revaluation of property, plant and equipment	22	-	-	-	22
Available-for-sale financial assets	-	-	8	-	8
Losses on cash flow hedges	-	-	(270)	-	(270)
Realised losses on cash flow hedges	-	-	108	-	108
Recycled foreign currency translation net losses	-	-	-	25	25
Redemption of minority interests	-	(12)	-	-	(12)
Foreign currency translation differences	-	-	-	290	290
Deferred tax	-	-	17	(10)	7
At 31 December 2007	1,440	1,229	(175)	2,561	5,055
Available-for-sale financial assets	-	-	21	-	21
Losses on cash flow hedges	-	-	(279)	-	(279)
Realised losses on cash flow hedges	-	-	166	-	166
Recycled foreign currency translation net losses	-	-	-	20	20
Foreign currency translation differences	-	-	-	627	627
Deferred tax	-	-	6	(33)	(27)
At 30 June 2008	1,440	1,229	(261)	3,175	5,583

12. Interest-bearing Loans and Borrowings

US$m	at 30.06.08	at 30.06.07	at 31.12.07
Current:			
At amortised cost:			
Bank overdrafts	**119**	125	79
Syndicated bank loans – unsecured	**-**	1,537	-
Syndicated bank loans – revolving loan facilities - unsecured	**68**	-	481
Bank loans – other unsecured	**40**	104	41
Capital market notes	**876**	174	350
Preference shares	**196**	-	149
Obligations under finance leases and hire purchase contracts	**34**	12	18
	1,333	1,952	1,118
Non-current:			
At amortised cost:			
Syndicated bank loans - unsecured	**4,675**	2,487	4,265
Bank loans - other unsecured	**244**	297	264
Capital market notes	**9,387**	5,717	6,338
Minority interest loans	**82**	121	81
Obligations under finance leases and hire purchase contracts	**98**	90	114
Preference shares	**-**	331	199
Other loans	**71**	14	66
	14,557	9,057	11,327
Non-current:			
At amortised cost:			
Convertible borrowings	**329**	332	327
Total	**16,219**	11,341	12,772
Less cash and cash equivalents	**(1,442)**	(1,451)	(1,148)
Net debt*	**14,777**	9,890	11,624
For the purpose of the Condensed Consolidated Cash Flow Statement, cash and cash equivalents comprise the following:			
Cash and cash equivalents	**1,442**	1,451	1,148
Bank overdrafts	**(119)**	(125)	(79)
	1,323	1,326	1,069

* Net debt is defined as loans and borrowings net of cash and cash equivalents.

Revolving Loan Facility

On 25 February 2008, the Group entered into a guaranteed US$500 million revolving loan facility that matures on 31 December 2008. Interest is payable on the loans at LIBOR plus 50.0 basis points per annum. The facility was undrawn as at 30 June 2008.

Capital Market Notes

On 23 May 2008, the Group issued the final terms of a multi-tranche Euro bond offering, comprising EUR750 million 5.875% guaranteed notes due 2011, EUR600 million 6.25% guaranteed notes due 2015, and GBP500 million 7.375% guaranteed notes dues 2020.

On 26 February 2008, the Group entered into a US$1,000 million commercial paper programme facility, with maturities of up to 12 months. Interest is payable on the notes at a rate which is based on LIBOR. The balance as at 30 June 2008 was US$687 million.

Preference shares

On 30 June 2008, the Group redeemed all of its outstanding unsecured preferred shares series H for CAD150 million. On 10 July 2008, the Group redeemed all of its outstanding unsecured preferred shares series 2 for CAD122 million.

13. Income taxes

Income tax expense

Significant components of income tax expense for the periods ended:

US$m	**6 months 30.06.08**	6 months 30.06.07	12 months 31.12.07
Consolidated income statement			
Current tax:			
Based on taxable income of the current year	**1,024**	1,282	2,183
Prior year adjustments (under/over provision)	**7**	2	(14)
Total current taxation charge for the period	**1,031**	1,284	2,169
Deferred taxation:			
Origination and reversal of temporary differences	**86**	148	276
Change in tax rates	**(37)**	(5)	(91)
Prior year under provision	**12**	-	6
Total deferred taxation charge/(credit) for the period	**61**	143	191
Total taxation charge	**1,092**	1,427	2,360
Income tax attributable to continuing operations	**1,092**	1,378	2,311
Income tax attributable to discontinued operations	**-**	49	49
Total taxation charge reported in consolidated income statement	**1,092**	1,427	2,360
UK taxation included above:			
Current tax	**-**	-	10
Deferred tax	**3**	(1)	4
Total taxation charge/ (credit)	**3**	(1)	14
Recognised directly in equity			
Deferred tax:			
Available-for-sale financial assets	**3**	10	16
Cash flow hedges	**(9)**	8	(15)
Other equity classified items	**33**	23	6
Total taxation charge reported in equity	**27**	41	7

The amounts above include the tax charge attributable to exceptional items.

14. Related Parties

The list of principal subsidiaries, joint ventures and associates as at 30 June 2008 is consistent with those disclosed in the Group's annual financial statements for the year ended 31 December 2007, except for the business combinations which occurred during the period (refer to note 4).

The Group entered into the following transactions, in the ordinary course of business, with Glencore International AG (Glencore):

US$m	Sales**	Purchases	Treatment & refining charges	Treatment & refining revenue	Agency & other charges	Interest & other revenue	Amounts payable	Amounts receivabl e
Glencore *								
6 months to 30.06.08	4,999	382	84	3	57	-	56	794
6 months to 30.06.07	4,049	524	86	34	33	1	21	535
12 months to 31.12.07	8,713	1,217	90	26	79	2	240	467

* Includes share of joint ventures

** No provision for doubtful debts has been raised in respect of transactions with Glencore

Included in the transactions with Glencore are US$474 million (30 June 2007 US$240 million and 31 December 2007 US$484 million) of back to back sales whereby the title to the goods has passed to Glencore but the goods are then on-sold to customers at the same sales price that the Group received.

There were no significant changes in the terms of the long-term contracts with Glencore as outlined on pages 236 to 239 of the Group's annual financial statements for the year ended 31 December 2007.

15. Earnings Per Share

US$m	**6 months 30.06.08**	6 months 30.06.07	12 months 31.12.07
Continuing operations:			
Profit before exceptional items attributable to ordinary equity holders of the parent from continuing operations	**2,829**	2,769	5,372
Exceptional items from continuing operations	**(76)**	180	118
Profit attributable to ordinary equity holders of the parent from continuing operations	**2,753**	2,949	5,490
Profit attributable to ordinary equity holders of the parent from discontinued operations	**-**	53	53
Profit attributable to ordinary equity holders of the parent	**2,753**	3,002	5,543
Interest in respect of convertible borrowings	**9**	12	16
Profit attributable to ordinary equity holders of the parent for diluted earnings per share	**2,762**	3,014	5,559
Weighted average number of shares (000) excluding own shares:			
For basic earnings per share	**960,713**	957,617	959,549
Effect of dilution:			
- Share based payments (000)	**8,672**	8,767	9,196
- Convertible borrowings	**13,575**	21,324	17,418
For diluted earnings per share	**982,960**	987,708	986,163

16. Subsequent Events

During July 2008, 6,920,000 shares were purchased by Batiss Investments under the Equity Capital Management Programme at an average market price of GBP36.84 per share.

On 6 August 2008, the Group announced a proposed US$10 billion cash offer for Lonmin Plc, a platinum producer with operations in South Africa. Lonmin Plc is listed on the London and Johannesburg stock exchanges.

END